Exhibit 99.2

Execution Version

AGREEMENT FOR SALE AND PURCHASE OF SHARES IN TWO DEGREES GROUP LIMITED

TRILOGY INTERNATIONAL NEW ZEALAND LLC

TESBRIT B.V.

VOYAGE DIGITAL (NZ) LIMITED (NZCN: 8275948)

VOYAGE AUSTRALIA HOLDINGS PTY LIMITED (ACN: 648 328 803)

SCHEDULES

1.	SUBSIDIARIES
2.	CONDITIONS
3.	VENDORS’ WARRANTIES
4.	TAX INDEMNITY
5.	PURCHASER WARRANTIES
6.	OIO CONDITIONS
7.	LOCKED BOX ACCOUNTS
8.	SATISFACTION OF SHAREHOLDER APPROVAL CONDITION

ATTACHMENT

A.	FORM OF AUTHORISATION LETTER

AGREEMENT DATED  31 December 2021

PARTIES

1.
TRILOGY INTERNATIONAL NEW ZEALAND LLC, a Delaware limited liability company having its principal place of business at 155 108th Avenue, NE, Suite 400, Bellevue WA 98004, Washington, United States of America (TINZ)

2.	TESBRIT B.V., a company organised and existing under the laws of The Netherlands, having its principal place of business at Krijn Taconiskade 430, Amsterdam, 1087 HW, The Netherlands (Tesbrit)

(TINZ and Tesbrit, together the Vendors)

3.	VOYAGE DIGITAL (NZ) LIMITED a company incorporated in New Zealand (company number 8275948) (Purchaser)

4.
VOYAGE AUSTRALIA HOLDINGS PTY LIMITED (ACN: 648 328 803), a company incorporated under the laws of Australia having its principal place of business at Level 10, 462 Flinders Street, Melbourne, VIC 3000, Australia (Purchaser Guarantor)

BACKGROUND

A.
TINZ is the legal and beneficial owner of 302,088,891 fully paid ordinary shares and two ‘A’ shares (TINZ Shares), and Tesbrit is the legal and beneficial owner of 110,197,286 fully paid ordinary shares and one ‘A’ share (Tesbrit Shares) (the TINZ Shares and the Tesbrit Shares together, the Shares), in Two Degrees Group Limited (Company).

B.	TINZ has agreed to sell the TINZ Shares, and Tesbrit has agreed to sell the Tesbrit Shares, to the Purchaser pursuant to the terms of this Agreement.

C.
TINZ and Tesbrit will procure that Pacific Custodians will enter into, and the Purchaser will enter into, a separate but interdependent sale and purchase agreement in respect of the shares held by Pacific Custodians in the Company.

D.	The Purchaser Guarantor has agreed to guarantee the Purchaser’s obligations under this Agreement.

THE PARTIES AGREE THAT:

1.	DEFINITIONS

1.1	Definitions: In this Agreement, unless the context indicates otherwise:

2D Debt Parties means Two Degrees Holdings Limited, Two Degrees Mobile Limited, Two Degrees New Zealand Limited, TDNG No. 1 Limited, TDRG     Limited and Two Degrees Networks Limited;

2D Option Plan means the Two Degrees Stock Settled Option Plan dated 19 November 2014 (as amended and restated on 1 October 2018);

Accounts means the restated audited consolidated financial statements of the Group for the financial year ended on 31 December 2020 included in the Data Room at document 04.01.21;

Agreed Form means, in relation to any document or information, that document or information in the form agreed in writing between the Vendors and the Purchaser on or prior to the date of this Agreement;

Alternative Financing means debt financing in connection with the Transaction to be provided by one or more debt financing sources other than pursuant to the Debt Commitment Letter as at the date of this Agreement;

Applicant means the applicant for a regulatory consent, as set out in first column of the Conditions Table under the relevant Regulatory Condition relating to that regulatory consent;

Business means the business of the Group;

Business Day means any day excluding Saturdays, Sundays and statutory public holidays in Auckland, New Zealand, and excluding any day in the period beginning on 25 December in any year and ending on 5 January in the following year;

Business Name means the name “2degrees” and any other names under which the Group carries on the Business at Closing, or under which the Business has been carried on in the three years prior to Closing;

Capex Overspend has the meaning given to that term in clause 7.2(a);

Change of Control Consent means any consent under or waiver of a Change of Control Provision which is necessary to ensure the Transaction does not breach or give rise to a right of termination or other defined adverse consequence under a Relevant Agreement;

Change of Control Provision means a contractual provision to which a Group Company is a party that gives the counterparty to the contract the right to terminate that contract, or which provides for there to be a breach of contract or other defined consequence to occur if a “change of control”, “deemed assignment” or similar event (however defined) occurs in respect of the Group Company without the relevant counterparty’s consent (where applicable);

Change in Law means the enactment or amendment of any legislation or regulation, a change in the judicial or administrative interpretation of the law or a change in the practice or policy of any governmental or regulatory authority after the date of this Agreement;

Claim means any claim, demand, legal proceedings or cause of action under or in connection with this Agreement and includes a claim, demand, legal proceeding or cause of action arising from a breach of a Warranty or claim under any indemnity;

Closing means the performance by the Vendors of the Vendors’ respective obligations under clause 12.2 and the performance by the Purchaser of the Purchaser’s obligations under clause 12.3 (or, as the context requires, the time at which such obligations are performed);

Closing Date means the date which is 20 Business Days after the last of the Conditions is satisfied or waived or such other date as the Vendors and the Purchaser may agree or as may be fixed under clause 12.5;

Closing External Indebtedness Amount means the aggregate amount of External Indebtedness (excluding any Permitted Indebtedness) as at Closing, as notified to the Purchaser pursuant to clause 5.6(b);

Companies Act means the Companies Act 1993;

Company means Two Degrees Group Limited (company number 7049015);

Condition has the meaning given to that term in clause 4.1;

Conditions Date, in respect of a Condition, means the date as set out next to that Condition in the third column of the Conditions Table and includes the Shareholder Approval Condition Date;

Conditions Table means the table in Part A of Schedule 2;

Confidential Information means any information (in any form):

(a)	relating to the terms of this Agreement; or

(b)	disclosed by a party to another party or otherwise obtained by the other party on the express basis that such information is confidential in nature,

provided that, where information relates exclusively to one party, nothing in this Agreement will require that party to maintain confidentiality in respect of that information;

Consequential Losses means any indirect or consequential loss or damage in contract, tort (including negligence), under any statute or otherwise, but does not include:

(a)	loss which is or represents a direct loss of profits or a direct loss of revenue or direct loss of production;

(b)	loss arising naturally and in the usual course of things from the relevant facts or circumstances giving rise to the breach; or

(c)	any diminution in the value of the Shares arising naturally from the relevant breach;

Custody Agreement means the custody agreement between Two Degrees Mobile Limited and Pacific Custodians dated 7 July 2016 as amended by letter dated 9 July 2019;

D&O Run-off Policy means the directors’ and officers’ run-off insurance policy, to be obtained prior to Closing, which insures each Insured Officer against liability for acts and omissions by the Insured Officer in the Insured Officer’s capacity as a director or officer (or former director or officer) of a Group Company;

De Minimis has the meaning given to that term in clause 15.2(a);

Damages Payment means any payment made by a Vendor to the Purchaser for a breach of a Warranty or any other term or obligation in this Agreement or under an indemnity;

Data Room means the online data room entitled ‘Project Lord (2)’ populated and maintained by or on behalf of the Vendors for the purpose of making the Due Diligence Materials available;

Debt Break Costs means fees and costs incurred by a Group Company in connection with any repayment of External Indebtedness (other than the Permitted Indebtedness) of any Group Company, including without limitation, break, penalty or prepayment fees, or swap unwinding or close-out fees or costs, to the extent these amounts (in aggregate) represent a cost to the Group, and net of any gain to a Group Company resulting from the closing out of any swaps on Closing (provided that if this produces a negative number, the Debt Break Costs will be nil);

Debt Commitment Letter means the credit-approved, executed and binding commitment letter and accompanying term sheet from certain banks or other financial institutions addressed to the Purchaser dated on or about the date of this Agreement, a copy of which was provided to the Vendors prior to the date of this Agreement and, includes such documents (including any fee letter (which fee letter may be redacted with respect to fee amounts, pricing caps, original issue discount provisions, “flex” and other economic terms) in connection with such Debt Commitment Letter and Debt Documents) as permitted by clause 10.7 to be amended, modified or replaced, in each case from and after such amendment, modification and replacement;

Debt Documents means the financing documents contemplated by the Debt Commitment Letter;

Debt Financing means the debt financing of the Purchaser, as contemplated by the Debt Commitment Letter and includes the financing contemplated by the Debt Commitment Letter as permitted by clause 10.7 to be amended, modified or replaced;

Default Interest Rate has the meaning given to that term in clause 6.2;

Default Notice has the meaning given to that term in clause 23.1(a);

Defaulting Party has the meaning given to that term in clause 23.1;

Disclosed, in relation to any matter, means that sufficient information in respect of that matter has been disclosed so as to enable a reasonable purchaser, experienced in transactions of the nature of this Transaction and businesses of the nature of the Business and the industry in which it operates, to identify and understand the nature and scope of the matter and make a reasonable assessment as to the impact of the matter;

Disclosure Letter means the letter from the Vendors to the Purchaser qualifying the Warranties, in the Agreed Form, dated on or before the date of this Agreement;

Due Diligence Materials means:

(a)	the Disclosure Letter; and

(b)	the written materials made available to the Purchaser in the Data Room for the purposes of the Purchaser’s due diligence enquiries in relation to the Group, the Business and the Transaction, being:

(i)	those documents listed in the Agreed Form due diligence index; and

(ii)	the written responses to information requests made by or on behalf of the Purchaser during the due diligence process,

in each case, as at 5pm (NZ time) on 24 December 2021, copies of which have been delivered to the relevant members of the Transition Committee before the date of this Agreement in digital form (on a data stick or equivalent data storage device) to be held in accordance with the confidentiality protocols established under clause 7.9;

Encumbrance means:

(a)
any interest, equity or other right of any other person (including any right to acquire, option, right of first refusal or right of pre‑emption), mortgage, charge, pledge, lien, restriction, assignment, hypothec, security interest, title retention, sale and buy‑back, sale and lease‑back or any other interest in property that legally or in substance secures any obligation of any person, or other arrangement of any nature having similar economic effect (and includes any “security interest” within the meaning of the PPSA); or

(b)	any agreement or arrangement to create any of the above;

Equity Commitments means the binding equity commitment letters and associated equity financing intended to be provided to the Purchaser in connection with the funding of the Purchaser’s obligations in respect of the Transaction (other than the component of such funding equivalent to the Debt Financing);

Equity Value means $1,315 million;

Escrow Agent means Simpson Grierson;

Escrow Agreement means the agreement between the Vendors, the Purchaser and the Escrow Agent in the Agreed Form;

Escrow Amount means the sum of $30 million to be held by the Escrow Agent in accordance with the provisions of clause 5.3;

Existing Facilities means the facilities agreement originally dated 30 July 2018 between, amongst others, Two Degrees Holdings Limited, Bank of New Zealand (as Facility Agent and Security Trustee) and the Lenders named therein, as amended and restated from time to time and last amended and restated on 15 September 2021;

Existing Trilogy Debt means the indebtedness of one or more of the Trilogy Debt Parties arising under the Amended and Restated Note Purchase Agreement dated 7 June 2021 and Indenture dated 7 June 2021;

Expert means a person to be agreed between the relevant Vendor(s) (against whom a Claim is made or with whom a matter is in dispute requiring an expert’s determination) and the Purchaser or, if they cannot agree within five Business Days;

(a)
where the dispute relates to a matter under clause 5.6, 8.1 or 8.2, an independent chartered accountant appointed by the Arbitrators’ and Mediators’ Institute of New Zealand Incorporated on application by the Vendor(s) or the Purchaser; and

(b)	in all other cases, an appropriate expert (who may be an independent chartered accountant);

External Indebtedness means all indebtedness of the Group Companies, anticipated to comprise:

(a)	the aggregate amount owed by the Group Companies under the Existing Facilities (including any accrued but unpaid interest);

(b)	the aggregate amount owed by the Group Companies to any other bank or other external lender or person in respect of loans (including any accrued but unpaid interest); and

(c)	the amount of any Permitted Indebtedness,

but excluding any indebtedness owed by a Group Company to another Group Company;

Forward-Looking Information means any information relating to the future, including the following:

(a)	forecast costs, prices, revenues or profits, savings or other economic benefits or burdens;

(b)	anything expressed as an opinion, estimate, projection, business plan, budget information or other forecast or future or prospective information in respect of the Business or the Group; or

(c)	any plans or strategies for the Business (to the extent not in effect or operational at the date of this Agreement);

Fundamental Warranties means the Warranties set out in clauses 1, 2 and 4 of Schedule 3;

FY22 Capex Projects means the capital expenditure projects for the Business for FY22 specified in Column C of the Worksheet entitled “Agreed of FY22 capex projects” in document 04.07.42 in the Data Room;

FY22 Plans means the FY22 operating and capital expenditure plans and financing cashflows for the Business, contained in document 04.07.42 in the Data Room;

GCSB means the Director-General of the Government Communications Security Bureau;

Group means the Group Companies collectively;

Group Companies means:

(a)	the Company;

(b)	the Company’s Subsidiaries listed in Schedule 1; and

(c)	TwoDegrees Limited and 2 Degrees Mobile Limited,

and a reference to a Group Company is a reference to each such company but, for the avoidance of doubt, MRO2 Limited is not a Group Company;

GST means goods and services tax levied under the GST Act, at the rate prevailing from time to time, including any tax levied in substitution for such tax, but excluding any penalties or interest payable in respect of such tax;

GST Act means the Goods and Services Tax Act 1985;

Insured Officer means each:

(a)	former director and officer of each Group Company; and

(b)	current director and officer of each Group Company who is required to resign under clause 12.2(g);

Insurer means the insurer under the Warranty Insurance Policy;

Interim Period means the period from the date of this Agreement to Closing;

Interim Provisions means the pre-Closing matters set out in the Side Letter;

Leakage means:

(a)	any dividend (in cash or in kind) or distribution (as defined in the Companies Act) paid or made by any Group Company to, or for the benefit of, a Vendor Entity;

(b)	the transfer or grant of any asset, right or other benefit (or future right or benefit) by any Group Company to, or for the benefit of, a Vendor Entity;

(c)
any payments made (including professional advisers’ fees and expenses and all other costs in connection with the transactions contemplated by this Agreement (other than Transaction Fees)) or agreed to be made by any Group Company to, or for the benefit of, a Vendor Entity;

(d)	any liability assumed, indemnified, guaranteed, secured or otherwise incurred by any Group Company to, or for the benefit of, a Vendor Entity;

(e)	the cancellation, waiver, discount, release, deferral or forgiveness by any Group Company of any amount or quantifiable obligation owing to that Group Company by a Vendor Entity;

(f)	the amendment or proposed amendment by a Group Company of the terms of its borrowing or indebtedness in the nature of borrowing owed by it to a Vendor Entity for the benefit of a Vendor Entity;

(g)	any management, consulting, monitoring or other shareholder or directors’ fees or bonuses or payments of a similar nature paid or that will be paid by a Group Company to any Vendor Entity;

(h)
any other discretionary salaries, incentives, bonuses, remuneration and entitlements paid, accelerated, awarded, vested or granted by reason of or in connection with the Transaction (including any professional advisers’ fees and any transaction or sale bonuses or other payments payable as a result of Closing) and paid by, or the cost of which is incurred by, a Group Company (to the extent not Disclosed in the Due Diligence Materials and, for this purpose, the parties acknowledge and agree that the amount of up to $3.3 million in addition to the items accounted for to the Locked Box Accounts will not constitute Leakage);

(i)
any payments made (in cash or kind) by any Group Company to, or for the benefit of, any Vendor Entity in respect of the Shares, or the capital or other securities of any other Group Company (other than any payments made to or for the benefit of the holders of options granted under the 2D Option Plan), whether by way of being issued, redeemed, reduced, purchased, cancelled or repaid, or any other return of capital by any Group Company;

(j)	the payment by any Group Company of, or agreement to pay, any Tax incurred by a Vendor Entity as a result of the matters set out in paragraphs (a) to (i) above; and

(k)	any agreement or commitment by a Group Company, conditionally or otherwise, to do any of the matters referred to in paragraphs (a) to (j) above,

in each case during the Locked Box Period, and without double counting any amounts deducted from the Equity Value under any of clauses 5.1(b) to 5.1(g)(inclusive), but expressly excludes any and all Permitted Leakage and, for the avoidance of doubt, excludes any capital commitments paid or payable by a Group Company to Rural Connectivity Group Limited under the arrangements relating to that company as disclosed in the Due Diligence Materials;

Leakage Payment has the meaning given to that term in clause 8.2;

Locked Box Accounts means the consolidated balance sheet of the Group as at the Locked Box Date, as set out in Schedule 7;

Locked Box Date means 30 September 2021;

Locked Box Period means the period from the Locked Box Date to Closing;

Losses means all costs, expenses (including legal costs and expenses that are reasonable in the circumstances on a full indemnity basis, GST and any other Taxes), damages, liabilities (including fines, penalties, interest and other amounts payable to third parties), charges, outgoings, payments and demands;

Management Accounts means the unaudited monthly management accounts of the Group Companies, incorporating the profit and loss statement and balance sheet for the nine months ended on the Locked Box Date and disclosed in the Due Diligence Materials (at document 04.07.27 in the Data Room);

Material Adverse Event has the meaning given in clause 9.1;

Material Arrangement means all the agreements, arrangements or mutual understandings of any nature whatsoever which are material to the business or operations of any Group Company (including any material variation or amendment to any such agreement, arrangement or understanding), and includes any agreement, arrangement or understanding that:

(a)	involves, or is likely to involve, expenditure or revenue of $500,000 or more per annum;

(b)
cannot be terminated by a Group Company on less than 3 months’ notice without penalty, liability or cost to the relevant Group Company, excluding contracts (other than those referred to in sub-clause (a)) for the supply of goods or services by a Group Company in the ordinary course of business;

(c)	is with a Vendor or any of its Related Parties;

(d)	involves giving indemnities, other than in the ordinary course of business for goods or services supplied by a Group Company;

(e)	limits or otherwise restricts it from engaging or competing in any line of business, in any location or with any person;

(f)	results in a material change to its goods and services or the price or terms of supply of its goods or services other than in the ordinary course of business;

(g)	results in a material change in the scope of the operation of the Business; or

(h)	is an abnormal or unusual transaction that is material to the Group,

and to the extent a Material Business Agreement falls within this definition, includes that Material Business Agreement, but excluding any agreement or contract that relates to Permitted Indebtedness;

Material Business Agreement means the material business agreements listed in the Side Letter;

MRO Programmes means the mobile repayment option financing programmes under which the Group sells receivables to Castlerock First Capital Limited or MRO2 Limited;

Non Defaulting Party has the meaning given in clause 23.1;

Notified Leakage has the meaning set out in clause 5.6;

NZ GAAP means generally accepted accounting practice in New Zealand, as defined in section 8 of the Financial Reporting Act 2013 (and where that section refers to “financial reporting standards” and “authoritative notices”, this shall be construed as a reference to those standards and notices in force or on issue as at the date of this Agreement);

NZCC means the New Zealand Commerce Commission;

OIO means the Overseas Investment Office;

Pacific Custodians means Pacific Custodians (New Zealand) Limited, a company incorporated in New Zealand (company number 4580280);

PC Agreement means the sale and purchase agreement between Pacific Custodians and the Purchaser in respect of the PC Shares;

PC Closing has the meaning given in clause 12.5;

PC Shares means:

(a)
573,987 fully paid ordinary shares in the Company held by Pacific Custodians at the date of this Agreement (as custodian for participants in the 2D Option Plan and held pursuant to the terms of that plan and the Custody Agreement); and

(b)
all new fully paid ordinary shares in the Company to be issued to Pacific Custodians (or any other person) after the date of this Agreement and before Closing following the exercise of options granted under the 2D Option Plan;

Permitted Encumbrance means any:

(a)	in respect of any Group Company, “Permitted Security Interest” as defined in the Existing Facilities, but only as it relates to any Encumbrance in relation to Permitted Indebtedness;

(b)	reservation of title by suppliers in the ordinary course of business (providing for payment within 90 days and not overdue);

(c)
security in respect of personal property which is a “purchase money security interest” (as defined in the PPSA) in favour of a seller securing all or part of the purchase price for personal property which is acquired by a Group Member in the ordinary course of trading and provided that the indebtedness secured thereby is not in default and is repaid within 90 days of being incurred;

(d)
security comprising cash bonds or deposits to secure performance of contracts entered into in the ordinary course of business of a Group Company, where the value of the assets the subject of that security does not at any time exceed, in aggregate NZ$4,000,000;

(e)
security over insurance policies and the proceeds of insurance policies where the security taken secures the repayment of amounts payable by a Group Company under one or more of those policies and which do not at any time exceed in aggregate NZ$1,000,000;

(f)	lien arising by operation of law in the ordinary course of business and securing an amount that is not overdue;

(g)
right of netting, set‑off combination or consolidation of accounts arising by operation of law or contract in favour of a bank in the ordinary course of business for the purpose of netting debit and credit balances;

(h)	charge or lien arising in favour of a Regulatory Body by operation of law where the amount or validity of which is being contested in good faith by appropriate proceedings;

(i)	Encumbrance granted in respect of any Permitted Indebtedness;

(j)
Encumbrance in favour of a Regulatory Body for taxes (including any tax credits) and assessments not yet due and payable or not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings;

(k)	Encumbrance in relation to personal property (as defined in the PPSA) that is created or provided for by:

(i)	a transfer of an Account Receivable or Chattel Paper;

(ii)	a lease for a term of more than 1 year; or

(iii)	a Commercial Consignment,

that is not a security interest within the meaning of section 17 of the PPSA (and Account Receivable, Chattel Paper, Commercial Consignment and lease for a term of more than 1 year have the meaning given to them in the PPSA); and

(l)	interest of the lessor or owner in respect of assets subject to a finance or capital lease, a hire-purchase agreement or a conditional sale agreement;

Permitted Indebtedness means (without double counting) the following financial indebtedness of a Group Company (which, for completeness, will not be repaid on Closing):

(a)	all amounts owing by a Group Company in respect of its transactional banking facilities;

(b)	all amounts owing by a Group Company on or in respect of credit cards which were incurred in the ordinary course of business;

(c)
any amounts owed by a Group Company under any foreign exchange swaps, hedges or derivatives (including any accrued but unpaid interest but net of any “in the money” foreign exchange swaps, hedges or derivatives) that were entered into in the ordinary course of business, to the extent not closed out with the relevant hedge counterparty;

(d)	all amounts owing by one Group Company to another Group Company;

(e)
any financing provided to the Group Companies under a MRO Programme, subject to those arrangements remaining within the limits existing as at the date of this Agreement under the Existing Facilities, unless otherwise agreed by the Purchaser (acting reasonably);

(f)	the liabilities of the Group Companies under any leases;

(g)	any indebtedness owing to the Crown or Hautaki Limited in connection with any spectrum management rights and licences (subject to clause (b) of the Interim Provisions);

(h)	any indebtedness under deferred payment terms in connection with the acquisition by a Group Company of any property or any service in the ordinary course of business;

(i)	any indebtedness under trade accounts and accrued expenses arising in the ordinary course of business of the relevant Group Company; and

(j)	any deferred payment terms and incurred in connection with the acquisition of indefeasible rights of use or “Backhaul” as defined in the Existing Facilities;

(k)
subject to clause (b) of the Interim Provisions, any amounts owed by a Group Company under a facility to be entered into or arranged by the Group after the date of this Agreement on arms’ length terms with a party that is not a Vendor Entity to fund the acquisition of spectrum management rights and licences;

Permitted Leakage means, in relation to the Locked Box Period, to the extent that the following would (but for this definition) comprise Leakage:

(a)	the payment by the Group Companies of any amounts required to be paid under this Agreement;

(b)
remuneration, fees, disbursements, and/or other amounts paid or payable by a Group Company (including employment related taxes or similar deductions) in the ordinary course of business to or for the benefit of a director, officer or employee, including in reimbursement of any bona fide travel and other expenses incurred by that person on an arm’s length basis on behalf of a Group Company;

(c)
the payment, by a Group Company, of and any amount equivalent to a Group Company’s proportion of, any insurance premium under a directors’ and officers’ insurance policy which is maintained for the benefit of one or more of the directors, officers or employees, or former directors, officers or employees, of the Group Companies or by a Vendor Entity for the benefit of any such person, consistent with past practice consistent with past practice, or under any other insurance policy maintained by a Vendor Entity which provides insurance coverage to a Group Company;

(d)	any incurrence of interest or payments of interest in accordance with the terms of existing arrangements or otherwise in the ordinary course of business;

(e)
any payment made by or on behalf of any Group Company to Trilogy International Partners, Inc or one of its Related Companies, or to a supplier of Trilogy International Partners, Inc or one of its Related Companies, for services provided to or for the benefit of the Group Companies in accordance with existing arrangements (whether written or not) in place as at the date of this Agreement as Disclosed in the Disclosure Letter and as provided for in the FY22 Plans, required for operational functions or services in the ordinary course of business (and any proposed renewal or extension of any such existing arrangement is to be discussed with the Purchaser);

(f)	any payment which would otherwise constitute Leakage, to the extent that the amount of that Leakage is actually repaid or reimbursed to a Group Company prior to Closing;

(g)	any payment made or agreed to be made or other action taken or agreed to be taken which is approved in writing as Permitted Leakage by the Purchaser;

(h)	the payments contemplated or required by the FY22 Plans; and

(i)	the payment by any Group Company of, or agreement to pay, any Tax on the payments, or as a result of the matters, set out in paragraphs (a) to (h) above to the extent required by law;

Perpetual Provisions means the clauses that survive the termination of this Agreement being:

(a)	clause 1 (Definitions and Interpretation);

(b)	clause 2.5 (Vendors’ Liability);

(c)	clauses 4.9 (Consequences of Non-Satisfaction) and 23.2 (Consequences of Termination);

(d)	clause 10.6 (Indemnity);

(e)	clauses 20.2 (No Further Representations or Liability), 20.3 (Waiver of Statutory Rights) and 20.4 (Waiver and Release);

(f)
clauses 6.1 (TINZ Break Fee), 6.2 (Compliance with Law) and 6.3 (Limitation of Liability), if this Agreement is terminated under clause 4.9 for failure to satisfy the Trilogy Shareholder Approval Condition or under clause 5 of Schedule 8;

(g)	clause 24 (Confidentiality and Announcements);

(h)	clause 26 (Notices); and

(i)	clause 27 (General);

PPSA means the Personal Property Securities Act 1999;

Privity Provisions means subpart 1 of part 2 of the Contract and Commercial Law Act 2017;

Protected Persons has the meaning given in clause 20.2;

Purchase Price has the meaning given to that term in clause 5.1;

Records means all records of the Group Companies, and all information (in any format) necessary for operating and conducting the Business as at the Closing Date, including financial records, sales and marketing data, customer and supplier documentation and accounts, insurance records, staff and wage records, fixed assets registers, stock registers, system controls and procedures, and databases, and each Group Company’s statutory books, accounts, records and Tax Records;

Regulatory Body means any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial body, department, ministry, commission, authority, tribunal, agency or other entity lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, accreditation, certification, competition or other regulatory, governmental or quasi-governmental authority over the Group or any part of the Business;

Regulatory Conditions means the Conditions relating to the NZCC, the OIO and the GCSB set out in Items 1 to 3 of the Conditions Table;

Related Company has the meaning given to that term in section 2(3) of the Companies Act provided that a reference to company in that section will refer to any company or body corporate, notwithstanding the jurisdiction of incorporation or establishment of the relevant company or body corporate;

Related Party means, in relation to a person:

(a)	a company which is a Related Company of that person;

(b)	any person which controls that first person, is controlled by that first person, or is controlled by the same person which controls that first person; and

(c)	any trust the beneficiaries or potential beneficiaries of which include that person or any person described in paragraphs (a) and (b) above.

Relevant Agreement means the relevant agreements specified in the Side Letter to which clause 11 relates;

Respective Sale Proportion in respect of TINZ means 73.27% and in respect of Tesbrit means 26.73%;

Senior Employees means Mark Aue, Andrew Davies, Martin Sharrock, Paul Mathewson, Andrew Fairgray, Antony Summers, Holly Knill, Scott Newton and  Tracy Leighton;

Shareholder Approval Condition Date means 31 March 2022 (or such other date as the Vendors and the Purchaser may agree in writing) being the date by which the Condition at Item 4 of the Conditions Table must be satisfied or waived;

Shares means the TINZ Shares and the Tesbrit Shares, being, in aggregate, 412,286,177 fully paid ordinary shares in the Company and 3 ‘A’ shares in the Company;

Side Letter means the letter between the parties dated on or about the date of this Agreement setting out the Interim Provisions, Specific Indemnities, Relevant Agreements and Material Business Agreements;

Specific Indemnities means the indemnities set out in the Side Letter;

Subsidiary has the meaning given to that term in section 5(1) of the Companies Act provided that a reference to company in that section will refer to any company or body corporate, notwithstanding the jurisdiction of incorporation or establishment of the relevant company or body corporate;

Tax includes:

(a)
any and all forms of tax, direct or indirect, imposed in New Zealand or elsewhere by any level of government, including without limitation income tax, withholding tax, GST (or any other value added tax or sales tax), fringe benefit tax, approved issuer levy, customs and excise duties, contributions under the KiwiSaver Act 2006 or other superannuation or pension contributions and any other statutory or governmental impositions, dues, duties, levies, tariffs, charges, rates or regional or local taxes; and

(b)
all charges, interest, penalties, fines, costs and expenses imposed by a Tax Authority incidental and relating to, or arising in connection with, the imposition or non‑payment, late‑payment, under‑payment or reassessment of such taxes, and also includes:

(c)	any such Taxes for which any Group Company is primarily or jointly or severally liable;

Tax Claim means a Claim in respect of Tax, including for any breach of a Tax Warranty and under the Tax Indemnity;

Tax Indemnity means the indemnity given under clause 18 and set out in Schedule 4;

Tax Records means all information concerning or relating to the Tax affairs, Tax accounting, Tax returns and Tax compliance of any Group Company, including information which any Group Company is required by applicable Tax Law to retain;

Tax Warranties means the Warranties given by the Vendors in relation to Tax, set out in clause 19 of Schedule 3 and Tax Warranty means any of those Warranties;

Tesbrit Shares has the meaning given in the Background to this Agreement;

Third Party Action has the meaning given in clause 17.4;

Third Party Claim has the meaning given in clause 17.2;

TINZ Shares has the meaning given in the Background to this Agreement;

Transaction means the transaction recorded in this Agreement and the PC Agreement;

Transaction Fees means any fees (including success fees), costs and expenses accrued or otherwise payable by the Group Companies to the advisers for the Group Companies and/or the Vendor Entities in relation to:

(i)	the Transaction (but not, for the avoidance of doubt, where such adviser fees, costs or expenses relate to services provided after Closing); and

(ii)	the proposed IPO of the 2degrees group;

including (for the avoidance of doubt) any amount referred to in (i) or (ii) above charged by any advisor to any Vendor Entity which is then recharged by any Vendor Entity to any Group Company, and in each case paid or payable by a Group Company on or after the Locked Box Date and not prepaid in the Locked Box Accounts;

Transition Committee has the meaning given in clause 7.9;

Trilogy Debt Parties means Trilogy International South Pacific LLC, TISP Finance, Inc., Trilogy International Partners LLC, Trilogy International South Pacific Holdings LLC, Trilogy International Latin America I LLC, Trilogy International Latin America II LLC, Trilogy International Latin America III LLC and Trilogy International Latin Territories Inc;

Trilogy Shareholder Approval Condition means the Condition labelled “4. Trilogy Shareholder Approval” in Schedule 2;

Vendor Entity means a Vendor and any Related Party of that Vendor but excluding any Group Company;

W&I Insurance means warranty and indemnity insurance in respect of any and all Warranty Claims and Tax Claims for an aggregate insurance coverage amount of at least $200 million;

W&I Insurance Condition means the Condition labelled “W&I Insurance” in Schedule 2;

Warranties means the warranties given by each Vendor under clause 14 and set out in Schedule 3;

Warranty Claim means a Claim under or in connection with the Warranties, other than a Tax Claim;

Warranty Insurance Costs means the total amount of premium (including fees (including any broker fees), GST and other Taxes) payable to the Insurer in respect of the Warranty Insurance Policy; and

Warranty Insurance Policy means one or more policies in respect of the W&I Insurance.

2.	INTERPRETATION

2.1	Interpretation: In this Agreement:

(a)	Defined Expressions: expressions defined in the main body of this Agreement or in any Schedule or annexure have the defined meaning throughout this Agreement and in any Schedules and annexures;

(b)	Headings: clause and other headings are for ease of reference only and will not affect this Agreement’s interpretation;

(c)	Parties: references to any party include that party’s executors, administrators, successors and permitted assigns;

(d)
Persons:  references to a person include an individual, company, corporation, partnership, firm, joint venture, association, trust, unincorporated body of persons, governmental or other regulatory body, authority or entity, in each case whether or not having a separate legal identity;

(e)	Plural and Singular: references to the singular include the plural and vice versa;

(f)	Clauses and Schedules: references to clauses and Schedules are to clauses in, and the Schedules to, this Agreement. Each such Schedule forms part of this Agreement;

(g)
Statutory Provisions:  a reference to any enactment is a reference to that enactment as is in force in New Zealand and includes any enactment which amends, consolidates, supplements or replaces it, and includes a reference to any regulation, rule, ordinance or by-law made under that enactment;

(h)	Rules of Construction: a rule of contract construction does not apply to the disadvantage of a party due to that party being responsible for the preparation of this Agreement or any part of it;

(i)	Negative Obligations: any obligation not to do anything includes an obligation not to suffer, permit or cause that thing to be done;

(j)	Inclusive Expressions: the term includes or including (or any similar expression) is deemed to be followed by the words without limitation;

(k)
Documents:  references to any document (however described) are references to that document as novated, supplemented, altered or replaced from time to time and in any form, whether on paper or in an electronic form;

(l)	Notices etc: references to one party notifying another, or agreeing or objecting to any matter, means such party notifying, agreeing or objecting in writing;

(m)
Dollars and $:  references to dollars and $ are references to New Zealand dollars and all amounts payable under this Agreement are, unless otherwise agreed between the parties, payable in New Zealand dollars;

(n)	GST: all monetary amounts are stated exclusive of GST;

(o)	Time:

(i)	a reference to time is to New Zealand time;

(ii)	a period of time dating from a given day or the day of a particular act or event is to be calculated exclusive of that day;

(iii)	if a party must do something under this Agreement on or by a given day and it is done after 5.00 pm on that day, it is taken to be done on the next Business Day; and

(iv)	if the day on which a party must do something under this Agreement is not a Business Day, the party must do that thing on the next Business Day.

2.2
Interpretation of Financial References: In this Agreement, unless the context indicates otherwise, references to and expressions used in connection with financial calculations, valuations, accounting or financial reporting functions or their description in this Agreement have the meanings given to those expressions by NZ IFRS.

2.3
Interpretation of Tax References:  In this Agreement, unless the context indicates otherwise, the terms Relief, Tax Act, Tax Authority, Tax Demand, Tax Law, Tax Liability, Tax Pooling Account and Tax Saving each have the meanings set out in Schedule 4.

2.4
Vendors’ Knowledge:  In this Agreement, subject to clause 2.5(b), where there is a reference to the knowledge, belief or awareness (or similar expression) of the Vendors or a Vendor (as the case may require):

(a)
that is a reference to the actual knowledge, as at the date of this Agreement, of Scott Morris, Erik Mickels and Brad Horwitz (in respect of TINZ) and Klaus Vorgang (in respect of Tesbrit), and will be deemed to include such matters that each such individual would be aware of had he made reasonable enquiries at the date of this Agreement in relation to the relevant matter of Mark Aue, Drew Davies, Paul Mathewson, Zac Summers and Martin Sharrock (and, for this purpose, reasonable enquiries means enquiries of these persons only, and does not require enquiries of any other nature or of any other person) but does not include any matters of which such individual has only constructive knowledge of; and

(b)
for clarity, and without limiting clauses 20.2 or 20.4, none of the persons named in this clause will (in the absence of fraud) bear any personal liability in respect of the Warranties or otherwise under this Agreement.

2.5	Vendors’ Liability:

(a)	Each of TINZ and Tesbrit will be severally liable for:

(i)	its own undertakings, warranties, representations, covenants and other obligations under this Agreement or in relation to the Transaction; and

(ii)	for its own actions and omissions, and for the actions or omissions of any person acting for or on behalf of, or at the direction or instruction of, it.

This sub-clause (a) is subject to sub-clause (b), except in respect of Claims that relate to the fraud of a Vendor, for which that Vendor is solely responsible for any Loss arising from that Vendor’s fraud.

(b)	Each of TINZ and Tesbrit will be liable jointly (and not severally or individually) for a Claim for the following, limited up to their Respective Sale Proportion of the Claim:

(i)
any breach of Warranty, other than a breach of any of the following Fundamental Warranties for which each of TINZ and Tesbrit will be liable severally as to itself and where the Fundamental Warranty is given with reference to the knowledge, belief or awareness (or similar expression of the Vendors or of a Vendor), the knowledge, belief or awareness of one Vendor shall not be attributable to the other Vendor such that, in no circumstances will one Vendor be liable for the breach of the Fundamental Warranty, to the extent that breach relates to the knowledge, belief or awareness of the other Vendor of the relevant facts, matters or circumstances giving rise to that breach:

(A)	the Warranties set out in clause 1 of Schedule 3;

(B)	the Warranties set out in clauses 2.4(a) and 2.5 of Schedule 3; and

(C)	the Warranties set out in clause 4 of Schedule 3, where that Warranty relates to a Vendor (as opposed a Group Company);

(ii)	any failure to procure that the Company or any Group Company carries out any act or commits any omission; and

(iii)
a breach of any other obligation placed upon the Vendors under this Agreement which cannot be specifically ascribed to either TINZ or Tesbrit individually.  For the avoidance of doubt and without limitation, each Vendor’s obligation to sell and deliver the Shares held by it (being the TINZ Shares or the Tesbrit Shares, as applicable) under clauses 3.1 to 3.4, 12.2 and the undertakings given by each Vendor under clause 22 bind each Vendor severally, and not jointly and severally.

(c)	Subject to clause 2.5(b), any reference to the Vendors in this Agreement is a reference to each Vendor separately and as to itself.

(d)
Without limiting clauses 2.5(a), 2.5(b) or 2.5(c) or 15.1, in respect of any Claim made against both Vendors under this Agreement, the liability of TINZ and Tesbrit shall be limited to its Respective Sale Proportion of the Claim.

3.	SALE AND PURCHASE

3.1	Agreement:

(a)	TINZ will sell and transfer to the Purchaser, and the Purchaser will purchase and take a transfer of, the legal and beneficial ownership of the TINZ Shares; and

(b)
Tesbrit will sell and transfer to the Purchaser, and the Purchaser will purchase and take a transfer of, the legal and beneficial ownership of the Tesbrit Shares,for the payment of the Purchase Price, allocated to each of TINZ and Tesbrit in accordance with their Respective Sale Proportion, and, in each case, free from any Encumbrances, with effect from Closing and on the terms set out in this Agreement.

3.2	Rights and Privileges: The Shares will pass to the Purchaser with all benefits, rights, privileges and entitlements that accrue or attach to them as at Closing.

3.3	Title, Property and Risk: Subject to Closing occurring, title to, possession of, property in and the benefit and risk of, the Shares:

(a)	Until Closing: until Closing, remain solely with the relevant Vendor; and

(b)	From Closing: pass to the Purchaser on and from Closing.

3.4
Pre‑emption Waiver:  Each Vendor waives any right of pre‑emption, restrictions on transfer or any other similar rights which may exist in relation to the transfer of the Shares and the PC Shares to the Purchaser under this Agreement and the PC Agreement.

3.5	PC Shares: Prior to Closing, the Vendors will:

(a)	give a drag along notice under clause 5.13 of the 2D Option Plan in respect of the PC Shares on issue at the date of this Agreement;

(b)	procure that the board of Two Degrees Mobile Limited gives a drag along notice to the holders of options under clause 4.10 of the 2D Option Plan; and

(c)	procure that the Company issues to Pacific Custodians the PC Shares that are the “Settlement Shares” (as defined in the 2D Option Plan); and

(d)	procure that each Group Company exercises such contractual rights as are available to that Group Company to ensure that the PC Shares are transferred by Pacific Custodians to the Purchaser on Closing.

4.	CONDITIONS

4.1
Conditions:  Closing is conditional upon the satisfaction or waiver (if capable of waiver) of each of the conditions set out in the Conditions Table (Conditions) by the relevant Conditions Date set out next to the Condition in the Conditions Table.

4.2	Satisfaction of Conditions: Each party will use all reasonable endeavours to procure the satisfaction of each of the Conditions by the relevant Conditions Date, including by:

(a)	Assistance: co‑operating with, complying with all reasonable requests made by, and providing reasonable assistance and information to the other party;

(b)
Limitations:  subject to clause 4.3, not taking any action to deliberately hinder, subvert or undermine the satisfaction of any Condition or omitting to take any action if such omission hinders, subverts or undermines the satisfaction of any Condition; and

(c)
Notify:  keeping the other party informed of the progress towards satisfaction of Conditions, including of any fact, matter or circumstance of which it becomes aware that may result in a Condition not being satisfied in accordance with its terms or by the Conditions Date.

4.3	Limitation on Parties’ Obligations: The obligations under clause 27.3 and this clause 4 do not require any party or any Group Company to:

(a)	Costs: pay money, other than customary fees and charges (including charges of professional advisers);

(b)
Breach:  do or omit to do anything that constitutes or is likely to constitute a breach of any contractual obligation binding on it or of law (including the Overseas Investment Act 2005, the Overseas Investment Regulations 2005, or the Commerce Act 1986); or

(c)	Conditions: subject to clause 4.4(g), accept or agree to any condition imposed by the OIO and/or the NZCC on its consent.

4.4	Obligations in Respect of Regulatory Conditions: In order to satisfy the Regulatory Conditions, and without limiting clause 4.2 but subject to clause 4.3:

(a)
File NZCC Clearance Application: the Applicant will file a notice in the Agreed Form seeking clearance of the acquisition of shares with the NZCC under section 66 of the Commerce Act 1986 as soon as possible after the date of this Agreement, and will prosecute such application diligently and as quickly as is reasonably practicable;

(b)
File GCSB Notification:  the Vendors will procure that the Company file a notification in the Agreed Form to the GCSB notifying it of the Transaction as soon as possible after the date of this Agreement, and will prosecute such notification diligently and as quickly as is reasonably practicable;

(c)
Consult:  the relevant Applicant will consult fully with the other parties in relation to all material filings, notices or information to be provided to, and all material discussions and correspondence to be had with, the NZCC, the OIO and the GCSB (provided that any commercially or competitively sensitive information in any application or other filing, notice, information or correspondence may be provided to the relevant parties’ solicitors, on a counsel-only basis) and keep the other parties fully informed regarding the progress and status of any application;

(d)	Notification: each Applicant will notify the other parties in writing as soon as practicable of:

(i)	any material communication, whether written or oral, received by that Applicant from the NZCC, the OIO or the GCSB in relation to the relevant application; and

(ii)	any consents or directions being granted;

(e)
Act in a Timely Manner:  each Applicant will diligently progress its application in respect of the Regulatory Conditions (including by responding to the NZCC, the OIO and the GCSB in a fulsome and timely manner, and where applicable in compliance with reasonably prescribed timeframes, in respect of all reasonable questions and other correspondence received by the Applicant from the relevant Regulatory Body) so as to expedite satisfaction of the Regulatory Conditions, and the Vendors will provide information requested by the Purchaser for this purpose in a fulsome and timely manner;

(f)	Provide Information: the parties will promptly provide to the NZCC, the OIO and the GCSB all notices, information and documents required for the purposes of fulfilling the Regulatory Conditions;

(g)
Obligation to Accept Terms:  the relevant Applicant may not withhold its approval to the terms of any consent granted under the Overseas Investment Act 2005 and the Overseas Investment Regulations 2005 for the purposes of clause 4.3(c) if the terms or conditions imposed by such consent:

(i)	are the conditions set out in Schedule 6 or are consistent in all material respects with such conditions; or

(ii)
require the Applicant to carry out, comply with or report on undertakings that are specifically and expressly given by the Applicant, or plans and representations that are made or submitted by the Applicant, in the Applicant’s application for consent as to its own conduct or as to actions that it will procure the Group to take following Closing;

(h)
No withdrawal or variation: other than on termination of this Agreement, the parties will not withdraw or vary, or procure such withdrawal or variation of, the applications in respect of the Regulatory Conditions (including resiling from or changing any of the assurances or other commitments provided by the Applicant to the Regulatory Body in or in connection with such applications), with a consequence that might be adverse to its prospects of satisfying the Regulatory Conditions; and

(i)
Representation at meetings: the Purchaser will ensure that a representative of each Vendor is provided with an opportunity to be present at any meetings (whether in person or virtually) with the OIO (except to the extent that the OIO expressly requests that a party should not be present at the meeting or part or parts of the meeting).

4.5	Obligations in Respect of Shareholder Approval Condition: The provisions of Schedule 8 will apply in connection with the Trilogy Shareholder Approval Condition.

4.6	Obligations in respect of the W&I Insurance Condition:

(a)
The Purchaser must keep the Vendors reasonably informed as to all material progress towards, and material communications relating to, satisfaction of the W&I Insurance Condition, including communicating any material changes to insurance coverage positions or exclusions under the Warranty Insurance Policy to those referred to in the document titled “Project Lord – Potential W&I coverage” dated 22 December 2021 prepared by Simpson Grierson (W&I Summary Document) and delivering copies of updated drafts and final versions of the Warranty Insurance Policy.

(b)
The Purchaser will use reasonable endeavours to carry out such additional due diligence as it reasonably requires in order to obtain the most comprehensive coverage available under the Warranty Insurance Policy (W&I Due Diligence), and the Vendors will provide information to the Purchaser in a timely manner as required for this purpose.

(c)	The Purchaser and Vendors:

(i)	acknowledge that the W&I Insurance:

(A)
will be subject to customary exclusions, including for: (i) matters within the actual knowledge of specified representatives of the Purchaser; (ii) matters Disclosed in this Agreement, the due diligence reports prepared by the Purchaser’s advisors or the Due Diligence Materials; (iii) the subject matter of any purchase price adjustment provisions; (iv) the non-availability of tax losses; (v) environmental contamination; (vi) failure to comply with the Holidays Act 2003; (vii) matters relating to the condition, existence or saleability of any stock or products; (viii) any forward-looking estimate, projection or financial forecast; (ix) actual or alleged breach or non-compliance with any cyber laws or  unauthorised use of or access to the information technology used by or on behalf of the Group (including any breach of information security); (x) breach of duty, negligent act, error, failure, omission or delay, in the services performed by or on behalf of the Group; (xi) any defect or deficiency (whether caused by seismic activity or otherwise) in the design, structure, construction, use or the state of repair of any property; (xii) Leakage; (xiii) the Specific Indemnities; and (xiv) any transaction contemplated by the PC Agreement; and

(B)	may be subject to some or all of the exclusions referred to in the W&I Summary Document (including where the cover is indicated in that document as “exclude” or “partial cover”);

(ii)	agree that the existence of such exclusions will not provide a basis for the Purchaser or either Vendor to assert that the coverage of the W&I Insurance is not satisfactory.

(d)
Each of the Purchaser and the Vendors agree that it will only be able to assert that the W&I Insurance has not been issued on reasonably acceptable terms (and that the relevant Condition is therefore not satisfied) if:

(i)
the W&I Insurance will not provide coverage for certain Warranties or aspects of the Tax Indemnity, whether due to exclusions in the relevant W&I Insurance (other than exclusions of a kind referred to in clause 4.6(c)(i)) or otherwise (together Coverage Gaps); and

(ii)
such Coverage Gap would, were the uninsured event to occur, result in a material adverse impact on the value of the Shares such that a reasonable buyer would not proceed with the Transaction without full recourse to the Vendors under the relevant Warranties or aspects of the Tax Indemnity (as applicable).

For the purposes of this clause 4.6(d), a Coverage Gap includes information which the Purchaser becomes aware of in carrying out the W&I Due Diligence that, in its reasonable opinion, would be expected to give rise to a Claim under the W&I Insurance if the Purchaser had become aware of that information immediately following Closing.

(e)
By way of further clarification, the Purchaser and the Vendors agree that none of them will be able to assert that the coverage of the W&I Insurance is not reasonably acceptable as a consequence of not obtaining a ‘tipping’ retention for the W&I Insurance, even where this gives rise to a Coverage Gap.

4.7
Benefit of Conditions:  The Conditions have been included for the benefit of the parties set out in the second column of the Conditions Table.  The parties for whose benefit a Condition has been included may waive that Condition by agreeing in writing between them and if a Condition is waived, those parties will give written notice of the waiver to the other parties.

4.8
Notification of Satisfaction:  As soon as reasonably practicable after any party has become aware of the satisfaction of a Condition, that party must notify the other party in writing.  Any notification of satisfaction of a Condition delivered in accordance with this clause must be accompanied by a copy of any relevant consent or such other documentation as may be reasonably necessary to evidence satisfaction of the relevant Condition.

4.9	Consequences of Non‑Satisfaction:

(a)
If any of the Conditions are not satisfied or waived (in accordance with clause 4.7) on or before 5.00pm (NZ time) on the relevant Conditions Date, then the parties will meet to discuss in good faith any amendments required to this Agreement to take into account the non-satisfaction of the relevant Conditions.  Each party agrees to act reasonably in negotiating any required amendment and will agree to any amendment that does not result in clause 4.3(a) or (b) applying as if set out in this clause, or require the assumption by any party of any non-immaterial liability (including contingent liability) or obligation.

(b)
Subject to clause 4.9(a), if the parties do not agree to amend this Agreement to the extent necessary within 10 Business Days after the relevant Conditions Date, then any party may terminate this Agreement by written notice to each of the other parties.  If this Agreement is so terminated, then this Agreement (other than the Perpetual Provisions) will end, and no party will have any Claim against any other party arising under or in connection with this Agreement, except in respect of any breach of this Agreement which occurs prior to such termination.

5.	PURCHASE PRICE

5.1	Purchase Price: The purchase price to be paid by the Purchaser to each Vendor for the Shares is that Vendor’s Respective Sale Proportion of an amount equal to:

(a)	the Equity Value;

(b)	less the Transaction Fees (excluding GST);

(c)	less an amount equal to 50% of the Warranty Insurance Costs (excluding GST);

(d)	less the Debt Break Costs;

(e)	less any Notified Leakage (excluding GST);

(f)	less the purchase price to be paid by the Purchaser under the PC Agreement;

(g)	less the aggregate amount of any Capex Overspend incurred during the Interim Period.

(Purchase Price).

5.2	Payment Due: On Closing, the Purchaser will pay and satisfy the Purchase Price as follows:

(a)	Escrow Amount: the Purchaser will pay the Escrow Amount to the Escrow Agent to hold and release in accordance with clause 5.3 and the Escrow Agreement; and

(b)	Balance: the Purchaser will pay an amount equal to the Purchase Price less the Escrow Amount to each Vendor’s solicitors, in respect of each Vendor’s Respective Sale Proportion of the balance.

5.3	Escrow Amount:

(a)
Deposit of Escrow Amount:  The Escrow Amount will remain on deposit with the Escrow Agent until such time as it becomes payable pursuant to this clause 5.3.  Accrued interest will be for the account of whichever party becomes entitled to payment of the relevant amount or, if the parties have proportionate entitlement to that amount, will be divided in the same proportion.

(b)
Application of Escrow Amount:  If any amount is agreed or determined to be payable by the Vendors to the Purchaser under clause 8.2 or the Specific Indemnities pursuant to clause 19 (in each case, in accordance with the provisions of that clause) or in respect of any Warranty Claim or Tax Claim:

(i)
the Vendors and the Purchaser must, as soon as reasonably practicable (and in any event within five Business Days after the date on which the relevant amount is agreed or determined to be payable) provide joint written instructions to the Escrow Agent to pay the relevant amount to the Purchaser from the Escrow Amount; and

(ii)
to the extent that the Escrow Amount is insufficient to cover any amount payable by the Vendor to the Purchaser under clause 8.2 or the Specific Indemnities pursuant to clause 19 or in respect of any Warranty Claim or Tax Claim (including because of any payments previously made pursuant to this clause 5.3) then TINZ and Tesbrit will pay an amount equal to such shortfall to the Purchaser in their Respective Sale Proportions.

(c)	Release of Escrow Amount:

(i)
Subject to clause 5.3(c)(ii), on the date that is 12 months after the Closing Date (the Release Date), the Vendors and the Purchaser must, as soon as reasonably practicable (and, in any event within five Business Days after the Release Date) provide joint written instructions to the Escrow Agent to pay the balance (if any) of Escrow Amount, together with any accrued interest on such amount, to the Vendors in their Respective Sale Proportions.

(ii)
If as at the Release Date the Purchaser has notified the Vendors of any amount payable pursuant to any of clause 8.2 or the Specific Indemnities pursuant to clause 19 or in respect of any Warranty Claim or Tax Claim, and that amount has not been paid or otherwise dealt with to the satisfaction of the Purchaser at that time, the time period under clause 5.3(c)(i) will be extended until the date which is 5 Business Days after the last such amount claimed by the Purchaser is either paid in accordance with clause 5.3(b) or otherwise agreed between the Vendors and the Purchaser or determined pursuant to clause 8.2 or the Specific Indemnities pursuant to clause 19 or in respect of any Warranty Claim or Tax Claim as applicable without requiring a payment from the Vendors to the Purchaser.

(d)
Payment from Escrow Amount:  Any amount that is agreed or determined to be payable by the Vendors to the Purchaser under clause 8.2 or the Specific Indemnities pursuant to clause 19 or in respect of any Warranty Claim or Tax Claim shall first be made from the balance of the Escrow Amount (if any).

5.4	Financial Arrangements Rules: For the purposes of the financial arrangements rules in the Tax Act, the parties agree that:

(a)
Lowest Price:  the Purchase Price is the lowest price (within the meaning of section EW 32 of the Tax Act) that they would have agreed for the sale and purchase of the Shares, on the date that this Agreement was entered into, if payment would have been required in full at the time the first right in the contracted property (being the Shares) was transferred;

(b)	Value: the Purchase Price is the value of the Shares; and.

(c)
No Capitalised Interest:  they will compute their taxable income for the relevant period on the basis that the Purchase Price includes no capitalised interest and they will file their Tax returns accordingly.

For the purposes of this clause, the term “right” in the Shares will have the same meaning as the term “right” in section YA1 of the Tax Act.

5.5	Repayment of the External Indebtedness:

(a)
At Closing, the Purchaser must provide (or procure the provision of) to the Group Companies, by way of loan, an amount equal to the aggregate of the Closing External Indebtedness Amount and the Debt Break Costs, which will be used by the Group Companies to: (i) repay the External Indebtedness (other than the Permitted Indebtedness) and the Debt Break Costs; and (ii) obtain releases of the security interests securing that External Indebtedness.

(b)
The Vendors will procure that, on Closing, the Group Companies repay all of the External Indebtedness (other than the Permitted Indebtedness) and the Debt Break Costs using the amount advanced under 5.5(a)in accordance with clause 5.5(c).

(c)	The Vendors will direct the Purchaser, at Closing, to:

(i)	allocate the loan of the Closing External Indebtedness Amount and the Debt Break Costs provided by the Purchaser under this clause 5.5(c) between Group Companies; and/or

(ii)
on behalf of the Company or any Group Company to which clause 5.5(c)(i) applies, pay the Closing External Indebtedness Amount and the Debt Break Costs provided by the Purchaser under clause 5.5(a) directly to, or for the benefit of, the parties to whom they are owed, provided that, notwithstanding any payment direction from the Vendors to the Purchaser under clause 5.5(c)(ii), the parties agree that:

(A)
the Closing External Indebtedness Amount and the Debt Break Costs will only be advanced at Closing, to the Group Companies as a loan in accordance with clauses 5.5(a) or 5.5(c)(i) (as applicable) and the relevant Group Companies will be indebted to the Purchaser for the amount equal to the Closing External Indebtedness Amount and the Debt Break Costs from the Closing; and

(B)	if the Purchaser, in its absolute discretion, prefers to treat the relevant amounts as equity, this clause will be construed accordingly.

5.6	Notice of Closing Amounts: The Vendors will provide to the Purchaser:

(a)	at least ten Business Days prior to the Closing Date, good faith estimates of the following amounts; and

(b)	at least four Business Days prior to the Closing Date, notice of the following amounts,

together, in each case, with all details and supporting information and accounts as the Purchaser may reasonably require to allow the Purchaser to understand and verify the calculation of those amounts:

(i)	Leakage (if any) (separately identifying any amounts that have been or will be paid prior to Closing and any amount that has not been and will not be paid until Closing) (“Notified Leakage”);

(ii)	the amount of Transaction Fees;

(iii)	Closing External Indebtedness Amount; and

(iv)	Debt Break Costs.

In the event that the Purchaser disputes any of the above amounts on reasonable grounds or is unable to verify the amount to its satisfaction, then either the Purchaser or the Vendors may submit the dispute or issue to be determined by the Expert pursuant to clause 5.7 prior to Closing.

5.7
Reference of Dispute:  If a genuine and good faith dispute or issue arises pursuant to clause 5.6 in respect of any of the amounts set out in clause 5.6 on reasonable grounds, the parties will work together in good faith to resolve the issue, difference, failure or dispute (Dispute) as soon as reasonably practicable.  If the Dispute is not resolved by the Closing Date, then:

(a)	Closing will proceed based on the amounts specified in the notice given by the Vendors under clause 5.6(b).

(b)	The Dispute will be determined by the Expert within 20 Business Days of the Dispute being referred to the Expert.

(c)
The Expert acting under this clause 5.7 acts as an expert and not as an arbitrator and the determination of that person will (in the absence of manifest error) be final and binding on the Vendors and the Purchaser.

(d)
Any amount set out in clause 5.6 when finalised by the Expert will be deemed to be that amount for the purposes of this Agreement.  For the avoidance of doubt if the Expert determines a Dispute relating to Leakage, the amount finalised by the Expert will be the amount of Leakage and the Purchaser will not make a claim for the same amount under clause 8.

(e)	Any adjustment determined by the Expert will be paid by the Vendors or the Purchaser (as the case may be) within 5 Business Days of the Expert’s determination.

5.8	Costs of Expert: The costs of the Expert acting under clause 5.7 must be paid by the Vendors and the Purchaser equally.

5.9
Equity Commitments:  If the date on which this Agreement becomes unconditional is less than 10 Business Days prior to 15 May 2022, then the Purchaser will provide the Vendors with reasonable evidence of the Equity Commitments if requested by the Vendors.  The Vendors acknowledge and agree that they will have no reliance for any purpose in respect of any of the Equity Commitments.

6.	PAYMENTS

6.1	Payments: All payments to be made under this Agreement shall be made by way of irrevocable electronic transfer of cleared and immediately available funds:

(a)	free of any restriction or condition;

(b)	free of and (except to the extent required by law) without any deduction or withholding on account of any Tax; and

(c)	without any deduction or withholding on account of any other amount, whether by way of set-off, counterclaim or otherwise (except as expressly provided otherwise in this Agreement).

6.2
Default Interest:  If any amount falls overdue for payment under this Agreement, the overdue amount will (without prejudice to any other right or remedy under this Agreement) bear default interest from (and including) the date on which payment of that amount falls overdue until (and excluding) the date on which payment of the overdue amount is made in full.  Default interest will accrue and be calculated on a daily basis (after as well as before judgment) at the Default Interest Rate and will be compounded monthly.  The Default Interest Rate means, at any time, the then-current “official cash rate” set by the Reserve Bank of New Zealand plus 7.5% per annum.  The right of a party to require payment of interest under this clause does not limit any other right or remedy available to that party.

7.	PRE-CLOSING MATTERS

7.1
Undertakings:  During the Interim Period, and unless the Purchaser provides prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) and subject to clauses 7.3 and 7.4, each Vendor will or, where applicable, will procure that the Group will:

(a)
Operate Business:  carry on the Business in the ordinary course with reference to the FY22 Plans and will otherwise carry on the Business in the ordinary course of business and in substantially the same manner as the Business was conducted in the 12 months prior to the date of this Agreement, disregarding actions required to respond to any order imposed by a Regulatory Body related to COVID-19;

(b)
Notify Purchaser:  promptly upon becoming aware, notify the Purchaser of any material lawsuits, claims, proceedings (other than normal debt collection proceedings), investigations which occur, are threatened in writing, brought, asserted in writing or commenced against the Group or its officers or employees, involving or affecting the Business;

(c)
Maintain Insurances:  use reasonable endeavours to keep in full force and effect insurance policies (except for cyber, kidnap and ransom) covering the assets of the relevant Group Company that are consistent with, and for amounts of cover not less than, those maintained by the Group Company at the date of this Agreement, and ensure that, to the extent within the control of the Group Company, no person does or allows to be done any act or omission that might render any such insurance void or voidable;

(d)
Non Intra‑Group Transactions:  ensure that all transactions entered into after the date of this Agreement between a Group Company and any other non-wholly owned Group Company take place on arm’s length terms; and

(e)	MRO Programmes: do all things within the Group’s reasonable control to seek that the arrangements relating to the MRO Programmes remain in force.

7.2
Prohibited actions:  During the Interim Period, and unless the Purchaser provides prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) and subject to clauses 7.3 and 7.4, each Vendor will not in respect of the Business or, where applicable, will procure that the Group will not:

(a)
Capex: enter into any capital commitment or incur any capital expenditure in excess of $100,000 in relation to any capital project for the Business that is not a FY22 Capex Project (“Capex Overspend”);

(b)
Variations to Material Business Agreements: except in the ordinary course of business, make any material variation to, or extend, renew or renegotiate the terms of, or cancel, terminate or replace any existing Material Business Agreement;

(c)
Further Business Agreements:  enter into any agreement or arrangement which would result in any material change in the scope of the operation of the Business (and for the avoidance of doubt, it is not a material change in the scope of the operation of the Business to enter into agreements or arrangements with a mobile virtual network operator (MVNO));

(d)	Material Arrangements: without limiting clauses 7.2(b) and 7.2(c), except in the ordinary course of business or as permitted by clause 7.2(a):

(i)	make any material variation to, or extend, renew or renegotiate the terms of, or cancel, terminate or replace any existing Material Arrangement;

(ii)	enter into any agreement or arrangement which would be a Material Arrangement;

(e)
No Variations to Employment or Terms of Service:  in respect of the Senior Employees, make any material variation to, or extend or renew the terms of any individual employment agreement for such employee, other than variations, extensions or renewals consistent with normal business practices of the Business as at the date of this Agreement;

(f)	Employment – Not employ: employ any person in the Business at a base salary exceeding $200,000 per annum, except to fill a vacancy occurring after the date of this Agreement;

(g)	No Encumbrances: permit any new Encumbrance to arise over any of its assets except for a Permitted Encumbrance;

(h)
No further debt/guarantees: enter into any new, or renegotiate any existing, debt or other facilities, or any guarantees, except in the ordinary course of business and other than where the debt, facility or guarantee is Permitted Indebtedness;

(i)
Litigation:  initiate or settle, or agree to settle, any litigation where the initiation or settlement or agreement would result in a payment to or by the Group Company of $500,000 or more, except for the collection of debts in the ordinary course of business;

(j)
Accounting Policies:  modify any of the Group’s accounting policies or procedures unless required by law, NZ IFRS or NZ GAAP (provided this sub-clause does not prevent the Group from changing its procedures from US GAAP first accounting to NZ IFRS first accounting or from changing its procedures arising from the implementation of the new ERP system);

(k)	Sensitive Land: acquire an interest in “sensitive land” that would require a Group Company to obtain consent for the purposes of the Overseas Investment Act 2005;

(l)	Name: permit the name of the Company to be changed or consent to the use or adoption of a name similar to those names by any other company;

(m)	Domain Name: permit the internet domain name for a Group Company to be changed or consent to the use or adoption of an internet domain name similar to those domain names by any other person; or

(n)	Agreements and Understandings: enter into any Agreement or understanding to do any of the things set out in the remainder of this clause 7.2.

7.3
Purchaser consents:  The Purchaser will be taken to have given its consent for the purposes of clause 7.1 or 7.2 if the Purchaser (or the Purchaser’s representatives on the Transition Committee) does not, within two Business Days after receiving a request from the Vendors or a Group Company for a consent, respond to the request for consent advising of whether its consent is given or not.

7.4	Permitted Acts: Nothing in clause 7.1 or 7.2 will prevent a Vendor from doing, or procuring or allowing any Group Company to do, anything that:

(a)	Agreement: is expressly permitted or required by this Agreement or the FY22 Plans, is consistent with the FY22 Plans or which has otherwise been Disclosed in the Disclosure Letter;

(b)	Permitted Leakage: constitutes Permitted Leakage;

(c)	Obligations: is necessary for a Group Company to perform its legal, statutory or contractual obligations and, in the case of contractual obligations, as Disclosed; or

(d)
Continuity: is reasonable to respond to an emergency or disaster (including necessary and proportionate responses by a Group Company to any order imposed by a Regulatory Body related to COVID-19 or any other epidemic, pandemic or any other public health emergency), or is reasonable to respond to a Change in Law affecting the Business.

7.5	Notifications: During the Interim Period, each Vendor will promptly notify the Purchaser of any event or circumstance which comes to its knowledge which:

(a)
Breach:  is, or will with the passage of time (unless rectified) constitute, a breach of clauses 7.1 or 7.2 by it (unless that breach has already been notified to the Transition Committee under clause 7.10);

(b)
Warranty untrue:  results in, or would with the passage of time (unless rectified) result in, any Warranty given by it being unfulfilled or materially untrue, misleading or inaccurate as at Closing by reference to the facts and circumstances then existing; or

(c)	Rights of termination: entitles, or would with the passage of time (unless rectified) entitle, the Purchaser to exercise its right of termination under clause 23.1.

Any notification under this clause must be in writing, and provide details of all relevant information, circumstances or events known to the party making the notification.

7.6	Purchaser’s Notifications: Not less than five Business Days before the Closing Date the Purchaser will provide to the Vendors the following information in writing:

(a)	Directors:

(i)	the full name, date of birth, place of birth and residential address of each individual nominated by the Purchaser to be appointed as a director of a Group Company with effect from Closing; and

(ii)	the name of any existing director of a Group Company which the Purchaser wishes to remain following Closing; and

(b)	Bank Authorities: a list of those authorities to operate bank accounts of each Group Company which the Purchaser requires to be revoked and the names of any new signatories to those accounts.

7.7	Interim Provisions: The parties will give effect to the Interim Provisions during the Interim Period.

7.8	Existing Debt:

(a)
TINZ will procure that Trilogy International South Pacific LLC will comply, and will ensure that each of the Trilogy Debt Parties will comply, with all of their respective repayment and other obligations under the Existing Trilogy Debt for the purpose of ensuring the TINZ Shares are not subject to an Encumbrance at Closing.

(b)
The Vendors will procure that the Company will comply, and will ensure that each of the 2D Debt Parties will comply, with all of their respective repayment and other obligations under the Existing Facilities for the purpose of ensuring the 2D Debt Parties are not in default of any of their obligations under the Existing Facilities at Closing.

7.9	Transition Committee:

(a)
The parties will establish a transition committee, to consist of 2 senior executives of each of the Purchaser (initially Brett Jolly and Vic McClelland) and the Vendors (initially Brad Horwitz and Klaus Vorgang) (the Transition Committee), to oversee the administration and implementation during the Interim Period of the provisions of clauses 7.1 and 7.2 (taking into account clause 7.4). The representatives of each party on the Transition Committee will be deemed to have the authority to make decisions, and provide approvals and consents, on behalf of the parties they represent (including providing approvals for the purposes of clauses 7.1 to 7.4). The Purchaser’s representatives on the Transition Committee will not be involved in the operation of the business of the Purchaser or its Related Companies and the Vendors’ representatives on the Transition Committee will not be involved in the operation of the Business.

(b)
The Transition Committee shall meet formally at least once a fortnight, and representatives shall in addition use all reasonable endeavours to make themselves available to convene at short notice on an ad hoc basis to consider specific matters which may arise on a more urgent basis.

(c)
The parties will put in place appropriate confidentiality protocols to ensure that commercially sensitive information about the Business or the business of the Purchaser or its Related Companies is not shared by its representatives on the Transition Committee with those who are involved in the operation of either business.

(d)
The parties will put in place compliance protocols to ensure that all meetings of the Transition Committee, and the administration and implementation during the Interim Period of the provisions of this clause 7, comply with competition laws in New Zealand and, where necessary, will obtain the advice of external counsel before agreeing the implementation of any steps.

7.10	Reporting to the Transition Committee:

(a)
The Vendors’ representatives on the Transition Committee must, not less than at least once a fortnight and at least two Business Days prior to a fortnightly Transition Committee meeting, provide a report to the Transition Committee of the operations of the Business for the period from the date of this Agreement to the end of the then current fortnightly period, relative to the FY22 Plans for the same period.  As part of the first such report to be provided pursuant to this clause, the Vendors will undertake on a best endeavours basis to give visibility to the Transition Committee on any upcoming contractual renewals during the Interim Period relating to arrangements which involve, or are likely to involve, for any Group Company expenditure or revenue of $250,000 or more per annum, and the Transition Committee will discuss in good faith the approach to be taken by the Group Company in respect of any renewal of these arrangements.

(b)
If it becomes apparent from any report provided under sub-clause (a) that there has been, or will likely be, a deviation from any line of expenditure or financing cashflow shown in the FY22 Plans that will have a materially adverse impact on the Business during the Interim Period, the Transition Committee will consider whether any adjustments should be made to the Business’ operations in order to rectify, avoid or minimise that adverse impact.  The Transition Committee may make recommendations of any such adjustments to the Vendors, but the Vendors are not obligated to act on or implement any recommendations from the Transition Committee, if the Vendors, acting reasonably, determine such recommendations are inconsistent with operation of the Business in the ordinary course or if the Vendors or the Purchaser receive advice from external counsel that those recommendations, if implemented, would cause one or more parties or any Group Company to be in breach of, or at risk of a breach of, the competition laws of New Zealand.

7.11	PC Agreement: The Purchaser will:

(a)
within one Business Day after the drag along notices referred to in clause 3.5(a) have been given, enter into the PC Agreement and provide a copy of the PC Agreement, duly executed by it, to the Vendors;

(b)	not agree to any amendment or waiver of the provisions of the PC Agreement;

(c)	perform all of the Purchaser’s obligations under the PC Agreement in a timely manner; and

(d)
if Pacific Custodians fails to perform any obligation under the PC Agreement, take without delay all steps available to the Purchaser to enforce the obligations of Pacific Custodians under the PC Agreement.

8.	LOCKED BOX

8.1	No Leakage: Each Vendor agrees that during the Locked Box Period:

(a)	there has not been, and will not be, any Leakage, other than the Transaction Fees; and

(b)	no arrangement or agreement has been or will be made that will result in any Leakage, except for any arrangement or agreement giving rise to Transaction Fees.

8.2
Leakage Payment:  If any Leakage occurs in the Locked Box Period that is not a Transaction Fee then, subject to Closing occurring, each Vendor undertakes to pay to the Purchaser, within 10 Business Days after written demand by the Purchaser, the amount of the Leakage (not being Transaction Fees) that was paid to or for the benefit of that Vendor or, if applicable, each Vendor’s Respective Sale Proportion of the Leakage (a Leakage Payment).  Any demand from the Purchaser for a Leakage Payment must be accompanied by reasonable evidence as to the claimed Leakage so as to allow the (relevant) Vendors to substantiate the Purchaser’s Claim for the Leakage Payment.

8.3
Time limit:  The liability of the Vendors under this clause 8 shall terminate on the date falling 6 months after Closing, unless prior to that date the Purchaser has notified the Vendors in writing of a Claim for a Leakage Payment under clause 8.2, in which case, in relation to the relevant Claim, the (relevant) Vendors shall remain liable until that Claim has been satisfied, settled or withdrawn and any payment in respect of any such satisfaction or settlement has been made to the Purchaser.

8.4
No double claims:  The Purchaser acknowledges and agrees that it will not be able to recover more than once under this Agreement in respect of the same Loss or liability arising from the same fact, matter, circumstance or event or other originating cause which might give rise to a Claim under this clause 8 (including where the Purchaser has recovered, or otherwise been made whole, in respect of such Leakage through the deduction of the Transaction Fees or other amounts from the Purchase Price paid at Closing or through the Warranties under this Agreement).

8.5	Disputes:

(a)
If a dispute arises relating to any claimed Leakage under clauses 8.1 and 8.2, the dispute will, by notice by the Vendors or the Purchaser to the other, be determined by the Expert. The Expert acting under this clause 8.5 acts as an expert and not as an arbitrator and the determination of the Expert will (in the absence of manifest error) be final and binding on the Vendors and the Purchaser. The parties must promptly provide to the Expert any assistance or co-operation reasonably requested by the Expert, including any information reasonably requested by the Expert, for the purposes of making a determination under this clause 8.5.

(b)
The costs of the Expert acting under this clause 8.5 must be paid by the party whose position, after the matter is referred for determination under this clause 8.5 and before commencement of the work of the Expert, is further from the position represented by the Expert’s decision, as determined by the Expert at the request of the Vendors or the Purchaser, and paid on demand.  If the Expert considers that it is not possible to make a determination as to costs, the Expert’s costs will be shared 50:50 between the Vendors and the Purchaser.

(c)	Other than as set out in sub-clause (b), each party will bear its own costs in connection with any dispute arising under this clause 8.

9.	MATERIAL ADVERSE EVENT

9.1
Termination Right:  The Purchaser may terminate this Agreement by giving written notice to the Vendors prior to the Closing Date if a Material Adverse Event occurs at any time between the date of this Agreement up to (but excluding) the Closing Date.  For the purposes of this clause:

(a)
a “Material Adverse Event” means a natural disaster, act of terrorism or war, adverse weather conditions or other event which has the following effect during the period between the date of this Agreement up to (but excluding) the Closing Date:

(i)	no Core Services are able to be provided by the Network to more than 15% of all of the Group’s customers (measured by number of end users); or

(ii)	no Core Services are able to be provided by the Group due to a regulatory restriction,

 in each case, for a period of not less than:

(A)	5 consecutive days; or

(B)	10 cumulative days in a 60 day period,

provided that a natural disaster, act of terrorism or war, adverse weather conditions or other event will not be a Material Adverse Event if:

(x)	it affects the other mobile network operators in New Zealand to a similar degree; or

(y)	it is or relates to an outbreak or spread of COVID-19 or any variant of COVID-19 or a Change in Law related to any such outbreak or spread; and

(b)	“Network” means the mobile network, mobile backhaul, or transport network operated by the Group.

“Core Services” means the provision of the following mobile and fixed-line telecommunication services (where ordinarily available to a device using  the Network in the particular geographic location) on the Network to end users’ devices:

(i)	making and receiving calls; and

(ii)	sending and receiving data via data sessions.

9.2
Consequences of Termination:   If this Agreement is terminated pursuant to clause 9.1, this Agreement (other than the Perpetual Provisions) will end, and no party will have any claim against any other party arising under or in connection with this Agreement, except in respect of any breach of any Perpetual Provision or any breach which occurs prior to termination.

10.	DEBT FINANCING

10.1	Debt Commitment Letter: The Purchaser will give the Vendors prompt written notice of:

(a)	any termination or repudiation of any Debt Commitment Letter, Debt Document or Replacement Financing Letter;

(b)
any material breach or default of any Debt Commitment Letter, Debt Document or Replacement Financing Letter by any party to the letter or document in a manner which would prejudice the Purchaser’s ability to make any payment under this Agreement or the PC Agreement; or

(c)
the occurrence of any event, matter or circumstance which has the effect of, or is reasonably likely to result in, any Debt Commitment Letter, Debt Document or Replacement Financing Letter being terminated, repudiated or becoming void or which would otherwise prejudice the Purchaser’s ability to make any payment under this Agreement or the PC Agreement.

10.2
Cooperation:  Each Vendor agrees to provide timely cooperation in connection with the syndication of any Debt Financing by the Purchaser as may be reasonably requested by the Purchaser in writing from time to time, including furnishing the Purchaser and its financing sources (within a reasonable timeframe) with financial or other pertinent information regarding the Group as may be reasonably requested by the Purchaser for the purposes of such syndication, which cooperation shall include procuring the Group Companies to take the following actions (without limitation):

(a)	provision of the following financial information (as prepared by management in the ordinary course), such information to be prepared with reasonable care and skill:

(i)
within 30 days of 31 December 2021 and 31 March 2022 respectively, and for each subsequent quarter which ends at least 75 days prior to the date of Closing, consolidated unaudited financial information for that relevant quarter, in each case prepared in accordance with NZ IFRS (excluding NZ IFRS 16); and

(ii)	such other financial, operating and other pertinent data with respect to the Group Company as is reasonably requested by the Purchaser or the financiers in respect of the Debt Financing;

(b)
making appropriate officers, senior executives and employees available for participation in a reasonable number of in-person, telephone meetings, or virtual or video meetings, due diligence sessions, presentations and sessions with rating agencies and prospective financing sources;

(c)
providing reasonable assistance in the preparation of offering memorandums and documents, rating agency presentations, lender presentations, investor roadshow and other similar presentations in respect of the Debt Financing, provided that primary carriage and responsibility for such matters will at all times remain with the Purchaser;

(d)
providing reasonable cooperation with any marketing efforts undertaken by the Purchaser and its financing sources related to the Debt Financing, including, but not limited to, authorising distribution of information to potential lenders (including providing executed authorisation letters to the potential lenders authorising the distribution of information to potential lenders, describing the nature of the information (public/private) and warranting its accuracy, materially in the form set out in attachment A to this Agreement), assisting with the preparation of rating agency engagement letters (including by making available such senior executives of the Group Companies as reasonably requested by the Purchaser at mutually convenient times and on a reasonable number of occasions);

(e)
providing reasonable assistance to the Purchaser in procuring a credit rating for the relevant borrower under the Debt Financing, provided that primary carriage and responsibility for such matters will at all times remain with the Purchaser;

(f)
providing reasonable assistance to the Purchaser for the purpose of preparing any pro-forma financial information to be included in any debt offering memorandums or under the Debt Commitment Letter or Debt Documents;

(g)
if required, assisting the Purchaser in retaining auditors to conduct review procedures over the quarterly financial statements (referred to in clause 10.2(a)(i)) and the delivery of customary accountant’s comfort letters in connection with any Debt Financing to finance the Transaction;

(h)	providing reasonable assistance to the Purchaser to satisfy any conditions and obligations of any Debt Financing to the extent within its reasonable control;

(i)
issuing any prepayment notices (and related payoff letters, security releases, discharges of property mortgages and registrations of encumbrances and other similar documents) in relation to the Existing Facilities which are agreed between the Vendors and the Purchaser to be repaid on the Closing Date (including assisting with the return of any title documents held by a secured party) and the closing out of any hedging arrangements which are agreed between the Vendors and the Purchaser to be closed out on the Closing Date;

(j)
subject to Closing occurring, assisting in the repayment, replacement of back-to-backing of any contingent instruments on issue under the Existing Facilities or any other financing documents under which such contingent instruments have been issued; and

(k)	subject to Closing occurring, if required, assisting in the continuation of the Permitted Indebtedness,

provided that neither Vendor nor any Group Company will incur or be required to incur any cost or liability in connection with any action taken under this clause 10.2 and any such financing prior to Closing occurring.

10.3
KYC/AML:  The Vendors or any Group Company must use reasonable endeavours to provide, within 10 Business Days after receiving a request from the Purchaser, all documentation and other information, with respect to the Group or any Group Company required by the debt financing sources under applicable “know-your-customer” and anti-money laundering rules and regulations, including certifications regarding beneficial ownership, as required to satisfy the conditions in the Debt Documents and as is practicable for the Vendors or the Group Companies to provide having regard to the type of documentation and information requested.

10.4	Exclusions: Nothing in this clause 10 will require any Vendor or any Group Company to provide cooperation to the extent that it would:

(a)	cause any Condition to not be satisfied or otherwise cause a breach of this Agreement;

(b)
require a Vendor or a member of the Group to take any action that would reasonably be expected to conflict with or violate that party’s constituent documents or any law, or that would breach an obligation to any person (including any confidentiality obligations);

(c)
provide any confidential, competitively sensitive or privileged information or information subject to applicable privacy laws where the provision of such information is reasonably likely to cause prejudice to the commercial or legal interests of a Vendor or the Group taken as a whole, or would be reasonably likely to jeopardise any attorney-client or other legal privilege;

(d)
require the Vendor or any Group Company to execute any agreements, including any credit or other agreements, pledge or security documents or other certificates, legal opinions or documents in connection with any financing, except at Closing as contemplated by the Debt Commitment Letter; or

(e)	to the extent it would cause undue disruption to the operation of the Group business in the ordinary course.

10.5
Costs:  The Purchaser will meet any external fees and expenses incurred by Vendors or the Group in connection with the Vendors’ compliance with, and cooperation provided under, this clause 10 (including where the Vendors have procured the Group Company to take any action or steps) or otherwise in connection with the Debt Financing, where any such amount in excess of $10,000 has been approved by the Purchaser prior to being incurred.  The Purchaser will promptly reimburse the Vendors or the Group for any such fees and expenses.

10.6
Indemnity:  The Purchaser will release, indemnify and hold harmless each Vendor and each Group Company from and against any and all Losses suffered or incurred by them in connection with taking any action under clause 10.2 (including in respect of the provision by the Vendors of the authorisation letters pursuant to clause 10.2(d)) and in connection with the Debt Financing.

10.7	Alternative Financing

(a)
Notwithstanding any other provision to the contrary in this Agreement, a Debt Commitment Letter may be superseded at the option of the Purchaser after the date of this Agreement by Alternative Financing under instruments (the Replacement Financing Letters) that replace the existing Debt Commitment Letter, provided that the terms of any Replacement Financing Letter must not reduce the aggregate amount of the Debt Financing below an amount (when taken together with the aggregate amount of the Equity Financing) necessary to fund the aggregate Purchase Price payable for all the Shares and the purchase price payable for all the PC Shares under the PC Agreement.

(b)	For the avoidance of doubt, the consent of the Vendors will not be required if the Purchaser enters into any Replacement Financing Letters in compliance with this clause 10.7.

11.	THIRD PARTY CONSENTS

11.1	Change of Control Consents:

(a)
During the Interim Period, each Vendor will procure that the Group Companies request the relevant Change of Control Consents and the Purchaser will promptly provide all information and otherwise use all reasonable endeavours and co-operate with the Vendors and the Group Companies to obtain any Change of Control Consent.

(b)
A Group Company will not accept, without the prior written consent of the Purchaser (acting reasonably), any terms imposed by a counterparty to a Relevant Agreement as a condition of its Change of Control Consent which the counterparty is not contractually entitled to under the terms of the applicable Relevant Agreement.

11.2	Closing to Proceed: If any Change of Control Consent has not been obtained on or before Closing:

(a)
the parties must not delay or fail to complete the sale and purchase of the Shares and the PC Shares under this Agreement and the PC Agreement due to the failure to obtain such Change of Control Consent;

(b)
no party will be entitled to make any Claim due to the failure to obtain any such required Change of Control Consent other than for a breach of clause 11.1, and the Purchase Price will not be reduced as a consequence; and

(c)	each Vendor will, for a period of six months following Closing, provide reasonable assistance to the Purchaser and to the Group Companies to obtain any outstanding Change of Control Consent.

11.3	Releases of Vendor Guarantees:

(a)
The parties will use their reasonable endeavours to obtain a release of each Vendor and any of its Related Parties, with effect from Closing, from all guarantees, indemnities and similar obligations under which any Vendor or its Related Parties may be liable (actually or contingently) at Closing in respect of obligations of any Group Company (Vendor Guarantees).  For that purpose, the Purchaser will if necessary provide satisfactory alternative guarantees and security.

(b)
Nothing in this clause shall require the Purchaser or any Group Company to provide any greater security to the beneficiary of a Vendor Guarantee than that provided by a Vendor or the Vendors (as applicable) or any of their respective Related Parties under the relevant Vendor Guarantee or to incur any additional costs in procuring the release of any Vendor Guarantee, provided a guarantee from the Purchaser in place of a Vendor or the Vendors (as applicable) (or relevant Related Parties of a Vendor) shall not be considered any greater security to the beneficiary for the purposes of this clause provided it is on substantially the same terms as the relevant Vendor Guarantee.

(c)
If a release of any Vendor Guarantee cannot be obtained, the Purchaser will indemnify each Vendor upon demand from and against all liability that the Vendors may suffer or incur under that Vendor Guarantee and which relates to events or circumstance occurring after Closing or for things done prior to Closing at the request or direction of the Purchaser in writing.

(d)	This clause is intended to be for the benefit of, and to be enforceable under the Privity Provisions by, any Related Party of a Vendor.

12.	CLOSING

12.1	Time and Place: Closing will take place on the Closing Date by 3.00 pm or at another time agreed by the Vendors and the Purchaser.

12.2
Vendors’ Obligations:  On Closing, each Vendor will, in the case of clauses 12.2(a) to 12.2(k) (inclusive), deliver to the Purchaser and, in the case of clause 12.2(k), make available in a manner reasonably acceptable to the Purchaser, the following:

Escrow

(a)	Escrow Agreement: a copy of the Escrow Agreement, duly executed by each of the Vendors;

Share Issue:

(b)	PC Shares: evidence reasonably satisfactory to the Purchaser that:

(i)
the issue of the ”Settlement Shares” as contemplated by clause 3.5 has been completed pursuant to the 2D Option Plan, and such issue has been recorded in the Company’s share register so that Pacific Custodians is recorded as the legal owner of those shares;

(ii)	the PC Shares will be transferred to the Purchaser on Closing;

(iii)	as at Closing there will be no options on issue, and that no other securities have been issued, or committed to be issued, under the 2D Option Plan; and

(iv)	the 2D Option Plan has been cancelled;

Share Transfers:

(c)
Share Transfers:  transfers of the Shares to the Purchaser executed by the relevant Vendor and in registrable form together with duly executed powers of attorney or other authorities under which any such transfers have been executed;

(d)	Share Certificates: the share certificates (if any) for the Shares or, if none, a certificate from a director of the Company stating that no share certificate has been issued for any of the Shares;

(e)
Entry on Share Register:  evidence reasonably satisfactory to the Purchaser that the transfers of the Shares to the Purchaser have been recorded in the Company’s share register so that the relevant Purchaser is recorded as the legal owner of the Shares;

(f)
Directors’ Resolutions:  a resolution of the board of directors of the Company approving the transfers of the Shares and directing that, on presentation of the executed transfers, the Purchaser (or their nominee) be entered in the Company’s share register as the holder of the Shares and the existing share certificates (if any) for the Shares be cancelled;

(g)	Resignations: written resignations of each director of each Group Company (excluding any director who the Purchaser has notified the Vendors in writing is not required to resign):

(i)	from the office of director and, if applicable but excluding Paul Mathewson and Tim Matthews, as an employee of the relevant Group Company (as the case may be); and

(ii)	including acknowledgments (other than from Paul Mathewson and Tim Matthews) that:

(A)	no money is owing to them from any Group Company whether as fees, salary, reimbursement for expenditure, compensation or otherwise; and

(B)	they have no claims of any kind against any Group Company;

(h)
Appointments:  evidence of the passing of an effective resolution by each Group Company appointing such persons as the Purchaser has nominated to the Vendors in writing to be appointed as directors with effect from Closing (subject to receiving a consent form signed by each nominated person);

(i)	Banking: evidence of the passing, by the board of directors of each Group Company, of effective resolutions:

(i)	revoking, with effect from Closing, all existing authorities to bankers concerning the operation of each Group Company’s bank accounts required by the Purchaser to be revoked under clause 7.6(b); and

(ii)	giving authority to such persons as the Purchaser may have nominated under clause 7.6(b) to operate those accounts with effect from Closing;

(j)	Subsidiaries: cause all of the shares in TwoDegrees Limited and 2 Degrees Mobile Limited to be transferred to Two Degrees Mobile Limited for nil consideration;

Release of Security

(k)	Encumbrances: releases and discharges (duly executed) of any Encumbrances over:

(i)	the Shares; and

(ii)	any Group Company’s assets (other than Permitted Encumbrances over such assets),

together with the secured party’s undertaking to the Purchaser to register a financing change statement on the Personal Property Securities Register discharging the Shares and the relevant assets from its security interest within three Business Days after Closing;

Company Books

(l)	Statutory Records: for each Group Company:

(i)	the share register; and

(ii)	any interests register that is maintained by the Group Company.

12.3	Purchaser’s Obligations: On Closing, subject to compliance by the Vendors with all of its obligations under clause 12.2, the Purchaser will:

(a)	deliver to the Vendors a copy of the Escrow Agreement, duly executed by the Purchaser and by Simpson Grierson;

(b)	make the payments specified in clause 5.2; and

(c)	if not already provided to the Vendors, deliver to the Vendors:

(i)	evidence in a form satisfactory to the Vendors (acting reasonably) that:

(A)	the Warranty Insurance Policy has been taken out by the Purchaser;

(B)	each condition to the Insurer’s obligations under the Warranty Insurance Policy has been satisfied (or will be satisfied if Closing occurs);

(C)	payment of the Warranty Insurance Costs has been made by the Purchaser; and

(ii)	copies of the no claims and other declarations required to be given on Closing by the Warranty Insurance Policy.

12.4
Closing simultaneous:  The actions to take place specified in clause 12.2 and 12.3 must take place simultaneously.  If one action does not take place on the Closing Date, then without prejudice to any rights available to any party as a consequence:

(a)	there is no obligation on any party to undertake or perform any of the other actions;

(b)	to the extent that such actions have already been undertaken, the parties must do everything reasonably required to reverse those actions; and

(c)
the Vendors and the Purchaser must each return to the other all documents delivered to it under clause 12.2 or 12.3 and must each repay to the other all payments received under clause 12.3, without prejudice to any other rights any party may have in respect of that failure.

12.5
Closing interdependent: The sale and purchase of the Shares is interdependent with the sale and purchase of the PC Shares and Closing must occur simultaneously with closing under the PC Agreement (PC Closing).  If the PC Closing does not take place simultaneously with Closing, then, without prejudice to a party’s rights with respect to any default:

(a)
where PC Closing has not occurred due to a default by the Purchaser of any of its obligations under the PC Agreement, the Vendors may at their election require the Purchaser to return all documents delivered to it under clause 12.2, repay to the Purchaser all payments received by it and return to the Purchaser all documents delivered to it under clause 12.3, and fix a new date for Closing, which shall thereafter be treated for all purposes as the Closing Date; or

(b)
where PC Closing has not occurred due to a default by Pacific Custodians of any of its obligations under the PC Agreement or where Pacific Custodians has not complied with its obligations under the PC Agreement as a result of force majeure in accordance with the terms of the PC Agreement, the Purchaser may at its election return to the Vendors all documents delivered to it under clause 12.2, require each Vendor to repay to the Purchaser all payments received by it and return all documents delivered to it under clause 12.3, and fix a new date for Closing, which shall thereafter be treated for all purposes as the Closing Date.

12.6
Deemed delivery:  Where the Vendors and the Purchaser (each acting reasonably) agree that delivery to the Purchaser of an item at Closing is impracticable or inconvenient, the requirement for delivery may be satisfied by the Vendors placing that item under the control of the Purchaser or by making it available at the Business’ head office.  Without limiting the foregoing, the parties agree that the Vendors will comply with clause 12.2(l) by ensuring that the registers specified in that clause will be located at the Business’ head office or will otherwise be within the possession or control of the Company.

13.	POST CLOSING

13.1
D&O cover to continue:  The Purchaser must procure that the Company does not cancel or modify the D&O Run-off Policy.  The undertakings in this clause 13 have also been given for the benefit of the Insured Officers, and are intended to be enforceable by those Insured Officers in accordance with and for the purposes of the Privity Provisions.

13.2
Preservation of Records:  The Purchaser must procure that all Records in respect of the period ending on the Closing Date are preserved until the later of seven years from the Closing Date and any date required by any applicable law.

13.3	Access to Records: After Closing, the Purchaser must, and must procure that the Group Companies will, on reasonable notice by a Vendor:

(a)	provide that Vendor with reasonable access to the Records and allow that Vendor to inspect and obtain copies or certified copies of the Records; and

(b)	provide that Vendor with reasonable access to the personnel and premises of the Purchaser and the relevant Group Companies,

at that Vendor’s expense for the purpose of assisting the Vendor and its Related Parties to:

(c)	prepare tax returns, accounts and other financial statements; or

(d)	discharge any statutory obligations or comply with other legal requirements.

Each Vendor must reimburse the Purchaser for its reasonable and documented costs incurred in retrieving any Records and making personnel and premises available under this clause 13.  The undertakings in this clause 13 have also been given for the benefit of each Vendor’s advisers and its Related Parties and their advisers, and are intended to be enforceable by those persons in accordance with and for the purposes of the Privity Provisions.

13.4
Redundancy Obligations:  The Purchaser is solely responsible for all redundancy, severance or other amounts payable to employees of the Group which are referable to their employment with a Group Company or the termination of that employment after Closing.

14.	VENDORS’ WARRANTIES

14.1	Warranties Given: Each Vendor warrants to the Purchaser that each of the Warranties is true and accurate:

(a)	At Date of Agreement: as at the date of this Agreement; and

(b)	At Closing: as at Closing (by reference to the circumstances then existing),

except that a Warranty expressed as being given only at a particular time is given only at that time.

14.2
Separate and Independent:  Each Warranty is separate and independent and, except as otherwise expressly provided in this Agreement, is not limited by reference to any other Warranty or by anything else in this Agreement.

15.	LIMITATIONS OF LIABILITY AND QUALIFICATIONS ON CLAIMS

15.1	Total Aggregate Liability:

(a)	Except for Claims to which sub-clause (b) applies, and subject to sub-clause (c):

(i)	in relation to all Tax Claims, the total aggregate liability of a Vendor (subject to clause 16.3) is limited to an amount equal to that Vendor’s Respective Sale Proportion of the Purchase Price; and

(ii)
in relation to all other Warranty Claims (other than Warranty Claims to which sub-clause (b) applies), Claims under clause 8.2 and Claims under the Specific Indemnities, the total aggregate liability of a Vendor is limited to an amount equal to that Vendor’s Respective Sale Proportion of $75 million, unless the W&I Insurance Condition is waived in accordance with clause 4.7, in which case the total aggregate liability of a Vendor is limited to an amount equal to that Vendor’s Respective Sale Proportion of $200 million.

(b)
Subject to sub-clause (c), each Vendor is liable for Claims relating to any breach of a Fundamental Warranty, and for any Claims relating to the fraud of that Vendor or of any person acting (with express authority) for or on behalf, or at the express direction or express instruction of, that Vendor, up to that Vendor’s Respective Sale Proportion of the Purchase Price.

(c)
Notwithstanding sub-clauses (a) and (b) or anything else in this Agreement, each Vendor’s total aggregate liability for all Claims under or directly or indirectly in connection with this Agreement and the Transaction will be limited to, and will not exceed, an amount equal to that Vendor’s Respective Sale Proportion of the Purchase Price.

15.2	Minimum Amount of Warranty Claims: The Purchaser will not be entitled to make any Warranty Claim or Tax Claim against a Vendor (and each Vendor will not be liable):

(a)
Minimum Claim:  unless the amount claimed (excluding any legal or professional costs in respect of the Claim) in respect of that Warranty Claim or Tax Claim (individually or when aggregated into a series of related Warranty Claims) exceeds $1.7 million (De Minimis); and

(b)
Aggregate Threshold:  unless the aggregate amount claimed (excluding any legal or professional costs in respect of the Claims) in respect of all Warranty Claims and Tax Claims which exceed the De Minimis exceeds $17 million and then only to the extent of the excess (except in respect of any Claim relating to a Fundamental Warranty, in which case this clause 15.2(b) will not apply).

15.3	Time Limits and Notice: The Purchaser will not be entitled to make any Claim against a Vendor unless:

(a)
Written Notice:  the Purchaser has first given notice in writing of that Claim to that Vendor in accordance with clause 15.4, as soon as practicable and in any event within 30 days after it becomes aware that any matter, information, event or circumstance is reasonably likely to give rise to the Claim; and

(b)	Time Limit: such notice is given to the Vendors on or before the date that is:

(i)	in respect of a Claim for a breach of a Fundamental Warranty, six years after the Closing Date;

(ii)	in respect of a Tax Claim, six years after the Closing Date; and

(iii)	in respect of all other Claims, 12 months after the Closing Date.

15.4
Details of Warranty Claim:  The notice of any Claim given under clause 15.3 must be in writing and set out reasonable particulars of the grounds on which the Claim is based, together with the Purchaser’s estimate (on a without prejudice basis) of the amount of such Claim.

15.5	Qualifications: The Purchaser may not bring any Warranty Claim or Tax Claim to the extent it arises from:

(a)	Disclosed: any matter Disclosed in the Due Diligence Materials;

(b)	Public Information: any matter or circumstance recorded against the name of any Group Company in a public register maintained by any of the following bodies as at 21 December 2021:

(i)	Land Information New Zealand;

(ii)
the Ministry of Business, Innovation and Employment (but limited to the Personal Properties Securities Register and the registers maintained by the New Zealand Companies Office and the Intellectual Property Office of New Zealand);

(iii)	the Register of Radio Frequencies for Management Rights by ‘Manager’; or

(iv)	the High Court of New Zealand; or

(c)
Information Known:  any matter, fact, circumstance or information known to the Purchaser before the date of this Agreement or which parties operating in the telecommunications market in New Zealand are reasonably aware of at the date of this Agreement; or

(d)	Approved: anything done or omitted to be done under this Agreement or at the prior written request, or with the prior written approval, of the Purchaser,

provided that nothing in clause 15.5(b) will limit any claim against Warranty 2.4(b).

15.6	Warranty Claim Exclusions: The Purchaser will not be entitled to make any Warranty Claim against a Vendor:

(a)	Changes in Law: if such Claim arises because of a Change in Law;

(b)
Changes in Tax:  that arises as a result of any change in the basis or method of calculation of, or any increase in, the rates of Tax or any imposition of Tax, in either case made or imposed after the date of this Agreement with retrospective effect;

(c)	Changes in Accounting Principles: that arises as a result of any changes in the accounting standards or principles applicable to the Business and taking effect after the date of this Agreement;

(d)	Actions after Closing: that arises as a result of:

(i)	anything done or not done after Closing by or on behalf of the Purchaser or the Business (including to the extent necessary to satisfy any existing contract or relevant law);

(ii)
a breach of law or contract, or commission of a tort by the Purchaser or, following Closing, by any Group Company or the Business which is not caused by any act or omission by or on behalf of the Vendor (which includes the breach of any Warranty);

(iii)	a change in the ownership of any Group Company or the Business after Closing; or

(iv)	the voluntary cessation, restructure or alteration of any Group Company or the Business after Closing;

(e)
Unauthorised Conduct:  to the extent such Claim arises from, or would have been mitigated or eliminated but for the Purchaser or any Group Company engaging with a Regulatory Body, unless that conduct is in direct response to an unprompted inquiry from the Regulatory Body or is otherwise authorised in writing by the Vendor;

(f)	Consequential Losses: in respect of any Loss that is a Consequential Loss;

(g)	Forward-Looking Information: in connection with any Forward-Looking Information, including the basis of preparation of, assumptions for or reasonableness of any such information or matter referred to;

(h)	Provision in Accounts: if any liability or asset diminution or other fact or circumstance that is the subject of the Warranty Claim has been fully provided for in the Locked Box Accounts;

(i)
No Double Claim:  if the Purchaser has already recovered, in respect of any matter giving rise to that Warranty Claim, the amount of Loss incurred by the Purchaser in respect of that Warranty Claim (and recovery by any Group Company will be deemed to be a recovery by the Purchaser);

(j)	Tax Saving: to the extent of any Tax Saving to the Purchaser, or any Group Company arising and actually received and realised as a result of such Claim;

(k)
Remedied or Made Good:  to the extent the relevant circumstance or Loss associated with the Claim has been remedied or made good or paid to the Purchaser in each case without Loss to the Purchaser or, following Closing, the Group;

(l)
Insurance Policy:  to the extent that the Claim relates to Loss recovered under an insurance policy in force at the date of the Loss or would have been recoverable under an insurance policy had the Group maintained equivalent insurance to the insurance policies of the Group in force at Closing;

(m)
Contingent Liability:  to the extent the Claim is based on a contingent liability unless and until the contingent liability becomes an actual liability and is due and payable, provided that this clause does not prevent the Purchaser from giving notice of a Claim under clause 15.3(a);

(n)	Change of Control: that arises as a result of or in relation to a Change of Control Provision;

(o)	Failure to Comply: if the Purchaser failed to comply with clause 17 in respect of that Claim.

15.7
Access to Records:  If the Purchaser makes a Claim against a Vendor under this Agreement (including in relation to any Third Party Claim), the Purchaser will make available to that Vendor, on a confidential basis, all information, books and records of any relevant Group Company and the Business in existence at Closing and give such other reasonable co‑operation, including making employees available as witnesses, as the Vendor may reasonably require for the purposes of answering or defending such Claim.  The Purchaser must preserve all documents, records, correspondence, and other information relevant to any matter which may give rise to a Claim for seven years from the Closing Date.

15.8
Mitigation:  The Purchaser acknowledges that it has a duty to take all commercially reasonable steps to mitigate, and to cause each Group Company to mitigate, any Loss or any liability which the Purchaser or any Group Company may incur and which is or could reasonably be expected to be the subject of a Claim by the Purchaser or any Group Company against a Vendor under this Agreement, provided that the Purchaser will not be required to use, or procure that any member of the Group uses, the tax pooling provisions in the Tax Act to mitigate any Loss.

15.9	Recoveries From Third Parties:

(a)
If the Purchaser or a Group Company recovers from a third party the amount of any valid claim which would, but for the provisions of clause 15.2(b), be a valid claim then, to the extent of the amount so recovered, the claim will no longer be taken into account when aggregating claims under clause 15.2(b).

(b)
If the Purchaser or a Group Company recovers from a third party any amount relating to any claim the payment of which has already been made by a Vendor to the Purchaser, then the Purchaser will without withholding or deduction (except as required by law) pay immediately or procure the immediate payment of the amount so recovered (less costs of recovery) or the amount paid by that Vendor (whichever is less) to that Vendor.

15.10
Fraud:  Nothing in this Agreement will exclude or affect any right or remedy available to the Purchaser against a Vendor in respect of fraud by that Vendor or any person acting on behalf of, or on the direction or instruction of, that Vendor.

15.11
Employees:  Each Vendor waives and will not enforce any right which they may have against any of the present or former directors, officers or employees of any Group Company (in any such capacity) in respect of any act, omission, matter or thing arising prior to the date of Closing except insofar as such act, omission, matter or thing relates to any fraud.  This clause 15.11 is intended to be enforceable by present or former directors, officers or employees of each Group Company in accordance with and for the purposes of the Privity Provisions.

15.12
Group Company’s Loss is Purchaser’s Loss:  Without limiting the amount which may be claimed by the Purchaser, for the purposes of any Claim under this Agreement, a Loss will be deemed to be suffered or incurred by the Purchaser to the extent that any such Loss is suffered or incurred by any Group Company.  It will not be necessary for the Purchaser to establish loss or damage to itself whether by way of diminution of the value of the Shares or otherwise, and, without limiting the amount which might be claimed by the Purchaser, the amount of the Loss will be deemed to be at least equal to the Loss suffered or incurred by the relevant Group Company.

15.13	Reduction of Purchase Price: Any monetary compensation received by the Purchaser as a result of any Claim under this Agreement is to be accounted for as a reduction and refund of the Purchase Price.

16.	WARRANTY AND INDEMNITY INSURANCE

16.1
Warranty Insurance Policy:  This clause 16 applies, unless the Purchaser and the Vendors waive the W&I Insurance Condition pursuant to clause 4.7 in which case this clause 16 will be deemed deleted from this Agreement.

16.2	Subrogation: The Purchaser must ensure that the Warranty Insurance Policy includes, at all times, terms to the following effect:

(a)
No Subrogation: an express waiver of the Insurer’s rights of subrogation, contribution and rights acquired by assignment against the Vendors, and each present and former director, employee, agent and officer of each Vendor, in respect of all Warranty Claims and Tax Claims, except in the case of fraud of a Vendor, in which case any assertion of such rights must be made only against that Vendor on a several (and not joint and several) basis, and then only to the extent and in respect of those rights of recovery relating directly to the fraud of that Vendor;

(b)
Waiver:  an acknowledgement by the Insurer that the Vendors and each of their respective directors, employees, agents and officers is entitled to directly enforce such waiver under the Privity Provisions; and

(c)	Liquidation: the Insurer has no right to file a proof of debt or otherwise seek to claim or injunct in any way in any subsequent liquidation of any Vendor.

16.3	Liability of Vendors: The Purchaser agrees that, irrespective of:

(a)	any other provision of this Agreement;

(b)	whether the Purchaser complies with its obligations under this clause 16;

(c)	the terms, conditions and exclusions of, or contained in, the Warranty Insurance Policy;

(d)	whether the conditions in the Warranty Insurance Policy are met or satisfied;

(e)	the amount of insurance cover under the Warranty Insurance Policy;

(f)	whether the Warranty Insurance Policy is varied, voided or cancelled; and

(g)	whether the Warranty Insurance Policy responds in the circumstances to a relevant Warranty Claim or Tax Claim or to the relevant Loss,

the Purchaser’s sole and exclusive recourse in respect of any Warranty Claim and Tax Claim is under the Warranty Insurance Policy, and the Purchaser will not be entitled to make, and hereby irrevocably and unconditionally waives any right it may have to make, any Warranty Claim and Tax Claim against any Vendor arising out of a breach by the Vendor of the Warranties or Tax Claim, except to the extent that:

(h)
Fraud:  the Claim arises in whole or part out of a Vendor’s fraud and the commission of such fraud has been accepted in writing by that Vendor or is finally determined by a final, non-appealable judgment of a court of competent jurisdiction, and then only to the extent and in respect of those rights of recovery relating directly to the fraud of that Vendor only; or

(i)
Enforce Policy: the Claim arises out of a breach of a Warranty or under the Tax Indemnity solely to the extent required to permit a Claim against the Insurer under the Warranty Insurance Policy, but only on the basis that the Vendors will have no liability whatsoever for such Claim; or

(j)	Uncovered Risk Claim: the Claim is an Uncovered Risk Claim to which clause 16.9 will apply.

16.4
Release of Vendors:  Subject to clause 16.9, the Purchaser releases the Vendors from all Warranty Claims and Tax Claims, in each case whether known or unknown, actual or contingent, present or future, and agrees that any Vendor may plead this Agreement as a bar to any such Claims.

16.5	Purchaser Covenants: The Purchaser will:

(a)
Not Amend:  not agree to any amendment, variation, waiver, novation or assignment of the Warranty Insurance Policy (or do anything which has a similar effect) which may remove or diminish the rights of the Vendors as set out in this clause 16 without the prior written consent of the Vendors;

(b)	Not Vitiate: not vitiate the Warranty Insurance Policy, or do anything, or omit to do anything, which causes any right under the Warranty Insurance Policy not to have full force and effect;

(c)
Comply:  comply with the terms of any deliverables (including payment of all amounts due to the Insurer or any broker on or before the due date for payment) set out in the Warranty Insurance Policy to the extent that non-compliance would remove or diminish the rights of the Vendors as set out in this clause 16; and

(d)	Hold Benefit: hold the benefit of the waiver of the Insurer’s rights of subrogation under the Warranty Insurance Policy on trust for and for the benefit of the Vendors.

16.6
Indemnity:  The Purchaser irrevocably and unconditionally indemnifies the Vendors for, and must pay to the Vendors, an amount equal to any Loss that the Vendors may suffer or incur as a result of, or arising out of:

(a)	Failure to Comply: any failure by the Purchaser to comply with the requirements of this clause 16.

16.7	Set-off Rights: Each Vendor may set-off any Claim that it has under clause 16.6 against any Claim by the Purchaser in respect of the Warranties or the Tax Indemnity.

16.8
Inconsistency: If there is any conflict or inconsistency between clauses 16.2 to 16.7 (inclusive) and any other provisions of this Agreement (other than clause 15.10 and clause 16.9), clauses 16.2 to 16.7 (inclusive) will prevail to the extent of the conflict or inconsistency.

16.9	Residual Liability of the Vendors: The Purchaser will be entitled to make a Claim against the Vendors in respect of any Uncovered Risk (Uncovered Risk Claim). For the purposes of this clause 16.9:

(a)	An Uncovered Risk means:

(i)	any Claim the subject matter of which is the subject of a specific exclusion in the Warranty Insurance Policy;

(ii)	any Claim the subject matter of which is described as “No Cover” in the warranty spreadsheet to the Warranty Insurance Policy;

(iii)
any Claim the subject matter of which is described as “Partial Cover” in the warranty spreadsheet to the Warranty Insurance Policy, to the extent the relevant matter is excluded from cover under the Warranty Insurance Policy; and

(iv)
a Claim in respect of a Fundamental Warranty or a Tax Claim, to the extent that Claim is not fully satisfied by a claim made by the Purchaser pursuant to the Warranty Insurance Policy (except to the extent the claim is not satisfied under the Warranty Insurance Policy as a result of a breach by the Purchaser of clause 16.5).

(b)	Each Uncovered Risk Claim will be treated as a “Claim” or a “Tax Claim” or “Warranty Claim” (as applicable) for the purposes of the limitations and exclusions set out in clause 15 and in Schedule 4.

17.	CLAIM PROCEDURES

17.1	Claims under Tax Indemnity: Nothing in the remainder of this clause 17 will apply to any Tax Claim.

17.2
Claims by Third Parties:  If, after Closing, the Purchaser becomes aware of a matter that may give rise to a Claim against a Vendor, which results from a claim made or threatened against the Purchaser or any Group Company by a third party (Third Party Claim), then the following will apply:

(a)
Notice:  The Purchaser will, as soon as reasonably practicable, give notice to the Vendors or the relevant Vendor (as applicable) setting out those details available to the Purchaser relating to the Third Party Claim, including the identity of the third party and the nature and amount of the Third Party Claim.

(b)	Purchaser Action: The Purchaser will be entitled to prosecute or defend any proceedings relating to the Third Party Claim, provided that:

(i)
Consult:  the Purchaser and its advisers fully consult with the Vendor(s) and their advisers in relation to the conduct of, and the Purchaser’s response to, the Third Party Claim including providing the Vendor(s) and their advisers with drafts of all documents to be issued by the Purchaser or any Group Company and consulting with the Vendor(s) and their advisers in relation to such documents; and

(ii)
Vendor Consent:  the Purchaser will not be entitled to settle the Third Party Claim for an amount which would entitle the Purchaser to make a Claim against the Vendor(s) or take any other steps which may prejudice the defence of the Third Party Claim without the Vendor(s)’ prior written consent, which consent will not be unreasonably withheld, unless, in the case where the Vendor(s) withhold consent, the Vendor(s) assume responsibility for defending against the Third Party Claim and provide reasonable assurance that they will indemnify and hold the Purchaser harmless against any outcome in respect of the Third Party Claim that is adverse to Purchaser.

17.3
Conduct of claims by Insurer:  If an Insurer under the Warranty Insurance Policy is, or is likely to be, liable in respect of a Third Party Claim (other than in respect of an erosion of the retention under the Warranty Insurance Policy that does not or will not result in the Insurer paying any money to the Purchaser), then clause 17.2 is subject to any rights of an Insurer under the Warranty Insurance Policy in respect of that Third Party Claim.

17.4
Claims against Third Parties:  If, after Closing, the Purchaser or any Group Company recovers a Damages Payment from a Vendor and is later entitled to claim an amount from a third party in connection with that recovery (Third Party Action), then except to the extent such action is likely to materially and adversely damage the Purchaser or the Business, the Purchaser will (or will procure that the relevant Group Company will):

(a)	Pursue Action: take reasonable steps to pursue such Third Party Action, in consultation with that Vendor;

(b)
Provide Advance Drafts:  where practicable, and subject to its rights of legal privilege, provide that Vendor with advance drafts of all material documents to be issued in relation to the Third Party Action; and

(c)	Take Account of Vendor Views: take proper account of the views of that Vendor and their advisers in relation to such documents.

17.5
Refund of Damages Payment:  Where the Purchaser or any Group Company pursues any Third Party Action, and the amount recovered from that third party (less all reasonable costs, charges and expenses incurred by the Purchaser or the Group Company in recovering such amount), together with the relevant Damages Payment made by a Vendor, exceeds the amount of the Purchaser’s actual Loss in respect of the matter which gave rise to the relevant Claim (including an amount in respect of interest on the Loss), the Purchaser will promptly account to that Vendor for the lower of:

(a)	Excess: the excess; and

(b)	Damages Payment: the Damages Payment.

18.	TAX INDEMNITY

18.1
Tax Indemnity:  Each Vendor indemnifies the Purchaser in respect of Tax on the terms set out in the Tax Indemnity.  The Purchaser will make all Tax Claims under the Tax Indemnity.  The Purchaser will not be entitled to make any Claim in respect of Tax or breach of a Warranty, or any other claim in respect of Tax, other than in accordance with the terms of, and subject to the limitations applicable to, the Tax Indemnity.

19.	SPECIFIC INDEMNITIES

19.1	Indemnified Losses: Any amounts payable by the Vendors to the Purchaser pursuant to the Specific Indemnities (such amounts being the Indemnified Losses) will:

(a)	not be subject to the limitations set out in clause 15.2;

(b)
only reflect the actual amounts paid by the Group Companies in respect of the relevant matters the subject of the indemnity less any Tax Savings (as defined in Schedule 4) to the Group or the Purchaser;

(c)	not include any Consequential Losses;

(d)	not include any amount which is provided for in the Locked Box Accounts (to the extent of such provision) or which was deducted from the Equity Value under clause 5.1;

(e)	be notified by the Purchaser to the Vendors in writing, with such details to enable the Vendors to reasonably determine the quantum of the Indemnified Losses; and

(f)	will be treated as a reduction in the Purchase Price.

19.2
Dispute: In the event that the Vendors dispute any claim made in respect of a Specific Indemnity on reasonable grounds, then either the Purchaser or the Vendors may submit the dispute to be determined by the Expert pursuant to clause 24.

20.	PURCHASER ACKNOWLEDGEMENTS AND WARRANTIES

20.1	No Reliance: Without prejudice to any express term of this Agreement, the Purchaser acknowledges and agrees for the benefit of each Vendor that it enters into this Agreement:

(a)	relying solely on its own judgment;

(b)	not relying on any representations, warranties, statements, agreements or undertakings of any nature made by either Vendor, except as set out in this Agreement;

(c)
representing to each Vendor that, as at the date of this Agreement, it is not aware of any fact or matter which it knows will entitle it (as purchaser) to make a Claim for a breach of Warranty under this Agreement; and

(d)
representing that prior to entering into this Agreement, it has been afforded full opportunity to conduct due diligence in respect of the Group (as applicable) and that it enters into this Agreement and agrees to purchase the Shares relying solely upon its own judgment after making such inspection and investigation as they consider appropriate and not upon any representations, warranties, undertakings or statements made by or on behalf of each Vendor, except insofar as such representations, warranties, statements and undertakings are expressly set out in this Agreement, and all other representations and warranties whether express or implied are expressly excluded.

20.2
No Further Representations or Liability:  The Purchaser further acknowledges that, except as expressly set out in this Agreement, none of the Vendors, any of their respective advisers, employees, officers or agents and any of the advisers, employees, officers or agents of the Group (Protected Persons):

(a)
Forward-Looking Information: has given, or will give, any representation or warranty in relation to Forward-Looking Information whether that information is contained in the Due Diligence Materials or otherwise;

(b)	No Further Representation:

(i)	has made or makes any representation or has given or gives any warranty (express or implied) as to the accuracy, content, completeness, value or otherwise of; or

(ii)	has or accepts any liability (whether arising in tort, in contract, under statute, or by operation of law – in equity or otherwise) in respect of,

any information (written, oral or otherwise) directly or indirectly provided or available to or used by the Purchaser or its advisers in connection with the Transaction.  The Purchaser unconditionally and irrevocably waives any claims, rights or remedies it may have against any Protected Person in respect of such information.  This clause is intended to be enforceable by each Protected Person in accordance with and for the purposes of the Privity Provisions.

20.3	Waiver of Statutory Rights: To the extent permitted by law, the Purchaser agrees that:

(a)
No Claims Except Under Agreement: except as is expressly set out in this Agreement, it will not make, and releases any right it may have to make, any Claim against each Vendor (and each Vendor has no liability of any nature) based on any provision of any statute or regulation, or other provision under any applicable law, for any act or omission concerning any matter the subject of this Agreement, or for any statement or representation about any of those matters; and

(b)	No Rights under Fair Trading Act 1986 and Consumer Guarantees Act 1993: for the purposes of section 5D of the Fair Trading Act 1986 (FTA) and section 43 of the Consumer Guarantees Act 1993:

(i)	the Shares are being supplied and acquired in trade;

(ii)	the parties are all in trade;

(iii)
the Purchaser has no right to bring proceedings under the FTA in relation to a contravention of sections 9, 12A, 13 or 14(1) of the FTA or the provisions of the Consumer Guarantees Act 1993 arising from any matter, information or circumstance relating to this Agreement, or the matters to which it relates, including arising from statements or conduct (however arising) by any person other than the Purchaser;

(iv)	it is fair and reasonable that the parties are bound by this clause 20.3; and

(v)	the parties have each been able to fully negotiate the terms of this Agreement, and have each been represented by and received advice from a lawyer during the negotiations leading to those agreements.

20.4
Waiver and Release:  The Purchaser waives and releases all rights and claims (and agrees that no claim will be made) which it may have against any advisers, employees, officers or agents of a Vendor or the Group (Relevant Persons) in the person’s capacity as such, except where the Relevant Person has engaged in wilful misconduct or fraud or under the express terms of reliance provided by the Relevant Person.  The parties acknowledge and agree that:

(a)
each of the Vendors have sought and obtained the waiver and release in this clause 20.4 as agent for and on behalf of each Relevant Person and may enforce the provisions of this clause 20.4 on behalf of any Relevant Person; and

(b)
the undertakings contained in this clause 20.4 are given for the benefit of each Relevant Person and are intended to be enforceable against the Purchaser by each Relevant Person in accordance with and for the purposes of the Privity Provisions.

20.5
No Right to Terminate:  Except as expressly set out in this Agreement, the Purchaser has no right to terminate or cancel this Agreement as a result of any matter, information or circumstance (including for misrepresentation, repudiation, anticipatory breach or in relation to any matter that may give rise to a Claim, and sections 35 to 49 of the Contract and Commercial Law Act 2017 will not apply).

20.6
Due Diligence: The parties acknowledge that the Purchaser has been granted reliance on, and has relied on, the vendor due diligence reports listed below, and that nothing in this Agreement will in any way affect the Purchaser’s right to rely on such reports in accordance with the terms of the reliance letters issued for the benefit of the Purchaser in respect of each of those reports:

(a)	Legal vendor due diligence report by [redacted] dated 27 August 2021;

(b)	Financial vendor due diligence report by [redacted] dated 8 November 2021;

(c)	Tax vendor due diligence report by [redacted] dated 26 August 2021;

(d)	Technical vendor due diligence report by [redacted] dated 6 September 2021; and

(e)	Insurance vendor due diligence report by [redacted] dated 25 June 2021.

20.7	Purchaser Warranties: The Purchaser gives the warranties set out in Schedule 5 for the benefit of each Vendor:

(a)	as at the date of this Agreement; and

(b)	as at Closing (by reference to the circumstances then existing).

Each warranty given by the Purchaser is separate and, except as otherwise expressly provided in this Agreement, is not limited by reference to any other warranty given by the Purchaser or by anything in this Agreement.

21.	PURCHASER GUARANTOR

21.1
Unconditional Guarantee and Indemnity:  In consideration of the Vendors agreeing to sell the Shares, the Purchaser Guarantor unconditionally and irrevocably guarantees to the Vendors the due and punctual compliance by the Purchaser with each of its obligations, including the payment of all amounts payable by the Purchaser under, or in connection with the Agreement and the PC Agreement.  The Purchaser Guarantor indemnifies the Vendors for, and will pay the Vendors, the amount of all Loss incurred or suffered by the Vendors as a direct or indirect result of:

(a)
the non-performance by the Purchaser of any obligation under this Agreement or the PC Agreement, including the non-payment of the Purchase Price (or any portion of it) or the purchase price under the PC Agreement by the Purchaser; and

(b)	any obligation of the Purchaser being or becoming void, voidable or unenforceable.

21.2
Principal Obligation:  The Purchaser Guarantor’s liability under clause 21.1 constitutes a principal obligation of the Purchaser Guarantor.  This liability will not be released or in any way affected in a manner prejudicial to the Vendors by any granting of time, waiver or forbearance to sue by the Vendors or by any other act, omission, matter, circumstance or law under which the Purchaser Guarantor, as a surety only, would, but for the provisions for this clause, have been released from liability under this Agreement.

21.3
Non Performance by Purchaser:  If the Purchaser fails to pay when due the Purchase Price (or any portion of it), the Purchaser Guarantor, within five Business Days after receiving written notice from the Vendors to do so, must pay the amount owing in accordance with the terms of this Agreement.

21.4
Guarantee Period:  The Purchaser Guarantor’s liability under clause 21.1 will remain in full force and effect until all amounts which the Purchaser is required to pay on account of the Purchase Price under this Agreement and the purchase price under the PC Agreement have been punctually and properly paid in accordance with the terms of the relevant agreement and all other obligations of the Purchaser have been complied with.

21.5	Extent of Purchaser Guarantor’s Obligations: The Purchaser Guarantor’s obligations under clause 21.1:

(a)	In Addition: are in addition to, and not in substitution for, any other security or right which the Vendors may have in respect of any amount payable by the Purchaser;

(b)	Enforced: may be enforced against the Purchaser Guarantor without first having recourse to any securities or rights and without first taking any action against the Purchaser; and

(c)	Not conditional: are not conditional, contingent or dependent upon the validity or enforceability of the obligations or acts of any other person.

21.6
Warranty:  The Purchaser Guarantor warrants to the Vendors that the Purchaser Guarantor has full power and authority to enter into the guarantee set out in this clause and that this Agreement has been duly executed by the Purchaser Guarantor and is a valid and binding document.

22.	RESTRAINT OF TRADE

22.1
Undertakings:  Each Vendor undertakes with the Purchaser that (except with the written consent of the Purchaser) neither the Vendor nor any Related Party of the Vendor (other than a Group Company) will, at any time during the period of three years from and including the Closing Date (Restraint Period), directly or indirectly:

(a)
Compete:  be interested, engaged or concerned in any business in New Zealand of a similar nature to the Business, or in competition with that conducted by the Company or the Group as at the Closing Date, whether on their own account or as a consultant to, or a partner, agent, employee, direct or indirect shareholder or director of, any other person or otherwise;

(b)
Solicit Custom:  solicit or obtain (or attempt to solicit or obtain) the custom of (or a business relationship with) any person who has been, during the period of one year prior to the Closing Date, or during the Restraint Period the Vendor is aware becomes, a client, customer, representative, agent or supplier of the Business or any Group Company;

(c)
Induce Employees:  induce or attempt to induce any employee of the Purchaser or any Group Company to leave his or her employment with the Purchaser or the Group Company or to enter into any employment with any other person;

(d)	Business Name: use or trade under any Business Name or any other name similar to any Business Name;

(e)	Counsel, Procure: counsel, procure or otherwise assist any person to do any of the acts referred to in this clause 22.1.

22.2	Exceptions: Clause 22.1 does not restrict the Vendor (nor any other person referred to in clause 22.1) from holding 5% or less of the shares in a listed company.

22.3
Undertakings Independent:  Each undertaking contained in clause 22.1 will be read and construed independently so that if any of the undertakings should be held to be invalid as an unreasonable restraint of trade or for any other reason then the remaining undertakings will be valid to the extent that they are not held to be so invalid.

22.4
Modification:  While the undertakings in clause 22.1 are considered by the parties to be reasonable in all the circumstances, if one or more should be held invalid as an unreasonable restraint of trade or for any other reason but would have been valid if part of the wording had been deleted or the Restraint Period reduced or the range of activities or area dealt with reduced in scope, those undertakings will apply with such modifications as may be necessary to make them valid and effective.

22.5	Acknowledgment: Each Vendor acknowledges that:

(a)	Material: the covenants given in this clause 22 are material to the Purchaser’s decision to enter into this Agreement;

(b)
Fair and Reasonable:  the covenants given in this clause 22 are fair and reasonable with regard to subject matter, area and duration and are reasonably required by the Purchaser as consideration for the payment by the Purchaser of the Purchase Price and go no further than reasonably necessary, to protect the goodwill of the Business;

(c)	Legal Advice: they have received independent legal advice in respect of the provisions of this clause; and

(d)	Equitable Relief:

(i)	monetary damages alone would not be adequate compensation to the Purchaser for a breach by the Vendor or any Related Party of the Vendor of this clause 22; and

(ii)
the Purchaser is entitled to seek an injunction or other equitable relief from a court of competent jurisdiction if any such person fails to comply, or threatens to fail to comply, with this clause 22, or the Purchaser believes on reasonable grounds that any such person will not comply with this clause 22.

23.	TERMINATION

23.1
Default:  If the Purchaser (on the one hand) or the Vendors (on the other hand) (the Defaulting Party), for reasons other than the default of the other (the Non Defaulting Party), fails to comply with its material obligations under this Agreement prior to Closing, then:

(a)
Default Notice: the Non Defaulting Party may give the Defaulting Party written notice of the default (a Default Notice) requiring the Defaulting Party to rectify the default and comply with its obligations under this Agreement; and

(b)
Non Defaulting Party May Exercise Rights: if the Defaulting Party does not comply with its obligations under this Agreement within 10 Business Days of receipt of a Default Notice, the Non Defaulting Party may (without prejudice to any other rights which it may have as a result of the relevant default):

(i)	Terminate: terminate this Agreement by written notice to the Defaulting Party and sue the Defaulting Party for damages; and/or

(ii)	Sue: sue the Defaulting Party for specific performance.

23.2
Consequences of Termination:  If this Agreement is terminated under clause 23.1 or clause 5 of Schedule 8, then this Agreement (other than the Perpetual Provisions) will end, and no party will have any Claim against any other party arising under or in connection with this Agreement, except in respect of any breach of any Perpetual Provision or any breach which occurs prior to termination.

24.	EXPERT DETERMINATION

24.1
Determination:  Any matter which this Agreement provides is to be determined under this clause 24 (“Matter”) shall be referred to the determination of a single Expert.  The referral to Expert determination shall be commenced by the Vendor(s) or the Purchaser giving notice to the other stating the subject matter of the Matter and requiring the Matter to be referred to the determination of an Expert.  The guidelines which will govern the proceedings for determining the Matter will be set by the Vendors and the Purchaser.  Failing agreement on the guidelines within five Business Days after the appointment of the Expert, a party may request the expert to set the guidelines which will govern the proceedings for determining the Matter.

24.2
Decision:  The Expert will determine the Matter and deliver to the Vendors and the Purchaser a written decision.  The decision must specify brief reasons for the decision.  The decision will be final and binding on the parties.

24.3
Arbitration Act not to apply:  Referral of the Matter to the Expert will not be an arbitration agreement for the purposes of the Arbitration Act 1996 and the provision of that Act will not apply to or govern that referral.

24.4	Costs: The parties will bear their own costs (including legal costs) and an equal share of the costs and expenses of the Expert.

25.	CONFIDENTIALITY AND ANNOUNCEMENTS

25.1
Confidentiality:  Each party will maintain as confidential and will not, at any time, directly or indirectly, disclose or permit to be disclosed to any person, use for itself, or use to the detriment of the other party any Confidential Information except:

(a)	Law: as required by law or by the listing rules of any relevant stock exchange;

(b)	Public Knowledge: as is already or becomes public knowledge, otherwise than as a result of a breach, by the party disclosing or using that Confidential Information, of any provision of this Agreement;

(c)	Authorised: as authorised in writing by the other party; or

(d)	Required: to the extent reasonably required to obtain the benefits of and fulfil the obligations under this Agreement.

Without limiting the effect of this clause, a party may disclose Confidential Information only to those of its officers, employees, professional advisers or any potential financiers, as is reasonably required for the implementation of this Agreement (and provided that the disclosing party ensures that such information is not further disclosed).

25.2	Purchaser Exceptions: Nothing in this Agreement limits the ability of the Purchaser, after Closing, to disclose and use Confidential Information except to the extent that such information relates to:

(a)	Agreement: the terms of this Agreement, including the Purchase Price; or

(b)	Vendor: the Vendors,

where the terms of clause 25.1 will continue to apply.

25.3
Announcements:  Unless required by law or by the listing rules of any stock exchange, no party will make any announcements or disclosures as to the subject matter of this Agreement, except in a form and manner, and at a time, previously approved in writing by each other party (such approval not to be unreasonably or arbitrarily withheld).  If a party is so required to make any such announcement or disclosure as to the subject matter of this Agreement, that party must first give notice of the requirement to each other party, must consult with each other party and must endeavour to agree with each other party on the form of announcement or disclosure to be made.

26.	NOTICES

26.1	Notices: Any notice or other communication to be given to or by a party under this Agreement by or to another party:

(a)	must be given by email;

(b)	must be in writing, legible and addressed as shown below:

(i)	if to TINZ:

	Address:	[redacted]

	Attention:	Scott Morris
	Email:	[redacted]

with a copy to (which will not constitute notice):

Address:	[redacted]

Attention:	Annie Steel
Email:	[redacted]

(ii)	if to Tesbrit:

	Address:	[redacted]

	Attention:	Klaus Vorgang / Peter Schmid
	Email:	[redacted]
[redacted]

with a copy to (which will not constitute notice):

	Address:	[redacted]

	Attention:	Daniel Wong
	Email:	[redacted]

(iii)	if to the Purchaser:

Address:	[redacted]

Attention:	Simon Lewin, General Counsel and Company Secretary
Email:	[redacted]

with a copy to (which will not constitute notice):

Address:	[redacted]

Attention:	Simon Vannini
Email:	[redacted]

(iv)	if to the Purchaser Guarantor:

	Address:	[redacted]

	Attention:	Simon Lewin, General Counsel and Company Secretary
	Email:	[redacted]

with a copy to (which will not constitute notice):

Address:	[redacted]

Attention:	Carly Landsberry
Email:	[redacted]

Address:	[redacted]

Attention:	Simon Vannini
Email:	[redacted]

or to such other address (if any) as the addressee may notify to the sender by notice given in accordance with this clause;

(c)	must be signed by the sender or an officer or authorised representative of the sender; and

(d)
will be deemed to be given by the sender and received by the addressee, on the date and time at which it enters the addressee’s information system (as shown in a confirmation of delivery report from the sender’s information system, which indicates that the email was sent to the email address of the addressee notified for the purpose of this clause 26.1), but if the delivery or receipt is on a day which is not a Business Day in the place of intended receipt or is after 5:00 pm (addressee’s time), it is deemed to have been received at 9:00 am on the next Business Day in that place.

27.	GENERAL

27.1	Costs: The parties will each bear their own costs and expenses incurred in connection with the preparation, negotiation and implementation of this Agreement.

27.2
Partial Invalidity:  If any provision of this Agreement is or becomes invalid or unenforceable, that provision will be deemed modified to the minimum extent necessary to render that provision valid and enforceable or, if the parties cannot agree (acting reasonably) to such modification, will be deleted from this Agreement. The invalidity or unenforceability of that provision will not affect the other provisions of this Agreement, all of which will remain in full force and effect to the extent permitted by law, subject to any modifications made necessary by the deletion of the invalid or unenforceable provision.

27.3
Further Assurances:  Each party will from time to time on request by any other party execute and deliver all documents and do all other acts and things, which are necessary or reasonably required to give full force and effect to the provisions of, and arrangements contemplated by, this Agreement.

27.4
Non-Merger:  The warranties, undertakings, obligations and indemnities given under this Agreement will not merge or be treated as discharged on Closing but will remain enforceable to the fullest extent, despite any rule of law to the contrary.

27.5	Remedies: The rights, powers and remedies provided in this Agreement are cumulative and are in addition to any right, powers or remedies provided by law.

27.6
Entire Agreement:  This Agreement, the Side Letter and the Confidentiality Agreement between Vocus Group Limited and Trilogy International Partners Inc. dated 12 August 2021 constitutes the entire agreement and understanding (express and implied) between the parties relating to the Transaction and supersedes and cancels all previous agreements and understandings between the parties relating thereto, whether written or oral.

27.7
Waiver:  Any waiver by a party of any of its rights or remedies under this Agreement will be effective only if it is recorded in writing and signed by that party.  If the waiver relates to a breach of any provision of this Agreement, this will not (unless stated otherwise) operate as a waiver of any other breach of that provision.  A single or partial exercise of a right or remedy under this Agreement does not prevent another or further exercise of that or another right or remedy.  No waiver of any breach, or failure to enforce any provision, of this Agreement at any time by a party will in any way affect, limit or waive that party’s right to subsequently require strict compliance with this Agreement.

27.8	Counterparts: This Agreement may be signed in counterparts. All executed counterparts will together constitute one document.

27.9
Copies:  Any copy of this Agreement that is received via email in PDF or other document reproduction format (including any copy of any document evidencing a party’s signature to this Agreement) may be relied on by any party as though it were an original copy of this Agreement.  This Agreement may be entered into on the basis of an exchange of PDF or other document reproduction format.

27.10	Electronic Signatures: On and from the date of this Agreement:

(a)	each party hereby irrevocably consents to the use of electronic signatures for the purposes of the Contract and Commercial Law Act 2017 (CCLA), including:

(i)	the use of electronic signatures in relation to documents, resolutions, certificates, waivers, consents, correspondence or the like relating to any party; and

(ii)	receipt of documents, resolutions, certificates, waivers, consents, correspondence or the like relating to any party by electronic signature,

and agrees to be bound by any documents, resolutions, certificates, waivers, consents, correspondence or the like relating to any party executed by electronic signature;

(b)
where any party wishes to use the provision of electronic signatures, then that party will facilitate the use of an electronic signature system capable of meeting the requirements of section 228 of the CCLA; and

(c)
this clause does not detract from the CCLA nor does it limit the ability of any party signing a document, resolution, certificate, waiver, consent, correspondence or the like by any other means so permitted at law.

27.11	Amendment: No amendment to this Agreement will be effective unless it is in writing and signed by each party.

27.12
No assignment:  No party shall directly or indirectly assign, transfer or otherwise dispose of any of its rights or interests in, or any of its obligations or liabilities under or in connection with, this Agreement, except:

(a)	with the prior consent of the other parties, which consent may be withheld in the absolute discretion of the other parties;

(b)	that the Purchaser may assign the benefit of any of its rights or interests under this Agreement, with effect from Closing, to:

(i)	its financiers; or

(ii)	any person or persons as trustee or agent for its financiers,

in respect of facilities made available to the Purchaser for the purposes of the financing or refinancing of the amounts payable under this Agreement, and the Purchaser or the financiers or such trustee or agent may also, in the event of enforcement of such security, assign the benefit of such rights to any purchaser or assignee from the financiers or such trustee or agent (or any receiver appointed by them) who acquires the Group Companies or all or any part of the Business, provided that no such assignment shall take place if the assignment delays or is reasonably likely to delay Closing or necessitates a variation to any approval or consent that has been obtained in connection with Closing.

27.13
Governing Law and Jurisdiction:  This Agreement is governed by the laws of New Zealand.  The parties submit to the exclusive jurisdiction of the New Zealand courts in respect of all matters relating to this Agreement.

SIGNATURES

SIGNED on behalf of TRILOGY INTERNATIONAL NEW ZEALAND LLC by:

(signed) “Brad Horwitz”
Brad Horwitz, Director

SIGNED on behalf of TESBRIT B.V. by:

(signed) “Peter Schmid”
Peter Schmid, Director

Signed on behalf of Corporay B.V. as corporate director of Tesbrit B.V. by:

(signed) “Marko Calasan”
Marko Calasan

(signed) “Moran Rubnov”
Moran Rubnov

SIGNED on behalf of VOYAGE DIGITAL (NZ) LIMITED by:

(signed) “Maria Donnelly”
(signed) “Ani Satchcroft”	Signature of director/authorised signatory
Signature of director/authorised signatory

Maria Donnelly
Ani Satchcroft	Name of director/authorised signatory
Name of director/authorised signatory

SIGNED on behalf of VOYAGE AUSTRALIA HOLDINGS PTY LIMITED
(ACN: 648 328 803) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

(signed) “Ani Satchcroft”	(signed) “Maria Donnelly”
Signature of director	Signature of director/company secretary

Ani Satchcroft	Maria Donnelly
Name of director	Name of director/company secretary

SCHEDULE 1

SUBSIDIARIES

•	Two Degrees Holdings Limited (company number 7049033)
•	Two Degrees Mobile Limited (company number 1117222)
•	Two Degrees New Zealand Limited (company number 1607458)
•	TDNG No. 1 Limited (company number 6322414)
•	TDRG Limited (company number 7041053)
•	Two Degrees Networks Limited (company number 2193985)
•	NZ Communications Trustee Limited (company number 2127480)
•	TwoDegrees Limited (company number 2194085)
•	2 Degrees Mobile Limited (company number 2194095)

SCHEDULE 2

CONDITIONS

PART A: CONDITIONS

	Condition	Party entitled to the benefit of the Condition	Conditions Date
1.
Overseas Investment Act:  Receipt by the Purchaser, of all necessary consents required under the Overseas Investment Act 2005 for the Purchaser to acquire the Shares and all other shares in the Company under this Agreement and the PC Agreement, either without conditions or on conditions which a reasonable purchaser of the shares would accept.

Applicant:  Purchaser

		The Purchaser and Vendors	31 May 2022
2.
NZCC: Receipt by the Purchaser of all clearances under section 66 of the Commerce Act 1986 in respect of the acquisition by the Purchaser of the Shares and all other shares in the Company under this Agreement and the PC Agreement, either without conditions or on conditions which a reasonable purchaser of the shares would accept.

Applicant:  Purchaser

		The Purchaser and Vendors	31 May 2022
3.
Telecommunications (Interception Capability and Security) Act 2013:  Receipt from the Director-General of the Government Communications Security Bureau of a notification under the Telecommunications (Interception Capability and Security) Act 2013 that the Transaction does not raise or pose more than a minimal network security risk.

Applicant:  The Vendors

		The Purchaser and Vendors	31 May 2022

Condition	Party entitled to the benefit of the Condition	Conditions Date
4.	Trilogy Shareholder Approval: Approval of the shareholders of Trilogy International Partners Inc being given to the Transaction.	TINZ	Shareholder Approval Condition Date
5.	PC Agreement: The Purchaser and Pacific Custodians entering into the Agreed Form PC Agreement.	The Purchaser and the Vendors	31 May 2022
6.
W&I Insurance:  The Purchaser taking out the W&I Insurance on terms that are reasonably acceptable to the Purchaser and the Vendors (each acting reasonably), taking into account the provisions of clause 4.6.
		The Purchaser and Vendors	15 February 2022

SCHEDULE 3

VENDOR WARRANTIES

PART A:  DEFINED TERMS

In this Schedule, capitalised terms used and not defined in clause 1.1 of this Agreement have the following meanings, unless the context indicates otherwise:

Company Intellectual Property means all Intellectual Property used by any Group Company (including the Registered Intellectual Property and the Domain Names) but excluding the Licensed Intellectual Property;

Domain Names means the domain names used by the Group as at the date of this Agreement;

Employees means:

(a)	all the staff employed by any Group Company at the date of this Agreement; and

(b)	any person employed by any Group Company between the date of this Agreement and close of business on the Closing Date;

Environmental Permit means any licence, certificate, authorisation, consent, approval or other permit required by any Environmental Requirement;

Environmental Requirement means any law concerning the “environment” (as that term is defined in section 2 of the Resource Management Act 1991) and includes the Resource Management Act 1991 and the Hazardous Substances and New Organisms Act 1996, the common law, bylaws and any judgments, decisions, notices, orders, consents, agreements or awards by any court or regulatory authority;

Freehold Property means the freehold property owned by Two Degrees Networks Limited at Wellington (record of title 570864);

Hazardous Substances has the meaning given in section 2 of the Hazardous Substances and New Organisms Act 1996;

Intellectual Property means trade marks, rights in domain names, copyright, patents, registered designs, circuit layouts, rights in computer software, databases and lists, rights in inventions, confidential information, know‑how and trade secrets, operating manuals, quality manuals and all other intellectual property, in each case whether registered or unregistered (including applications for the grant of any of the foregoing) and all rights or forms of protection having equivalent or similar effect to any of the foregoing which may subsist anywhere in the world, including the goodwill associated with the foregoing and all rights of action, powers and benefits in respect of these;

IP Licences means the licences pursuant to which any Group Company has the right to use the Licensed Intellectual Property;

Lease means any lease pursuant to which the relevant Group Company occupies real property  and which was disclosed to the Company’s legal advisers for the purposes of preparing the Legal Due Diligence Report;

Leasehold Properties means the properties to which the Leases relate;

Legal Due Diligence Report means the legal due diligence report prepared by the Company’s legal advisers, Mayne Wetherell, located at 02.01.01.01 and 02.01.01.02 in the Data Room.

Licensed Intellectual Property means the third party Intellectual Property used by any Group Company pursuant to the IP Licences;

Privacy Laws means the Privacy Act 2020 and the Information Privacy Principles set out in that Act;

Properties means, collectively, the Freehold Property and the Leasehold Properties and Property means any one of the Properties; and

Registered Intellectual Property means the applications and registrations for Intellectual Property held in the name of a Group Company.

PART B:  WARRANTIES

1.	VENDOR AUTHORITY

1.1	Vendor Authority:

(a)
Power to Enter into Agreement:  Subject to the satisfaction of the Conditions, each Vendor has the legal right, authority and full power to enter into this Agreement and to perform its obligations under this Agreement and has taken all necessary corporate and other action to authorise the execution, delivery and performance of this Agreement and any other agreement to be entered into pursuant to this Agreement.

(b)
Binding Obligation:  This Agreement constitutes valid and binding obligations enforceable against each Vendor in accordance with its terms (except as such enforceability may be limited by equitable principles or by bankruptcy, moratorium (whether arising from voluntary administration or otherwise), insolvency, reorganisation, liquidation or other laws relating to or affecting creditors’ rights).

1.2
No Conflict with Other Obligations:  Subject to the satisfaction of the Conditions, the entry into and the performance of any provision of this Agreement by a Vendor will not (with or without lapse of time, the giving of notice or both) breach or conflict with:

(a)	Constitution: the constitution or other governing document of that Vendor;

(b)	Obligations: any statutory or fiduciary obligation to which that Vendor is subject; or

(c)	Law: any law, rule, directive or administrative order to which that Vendor may be subject,

in each case which is material in the context of that Vendor’s ability to perform its obligations under this Agreement.

2.	SHARE CAPITAL

2.1
Shares Fully Paid:  The Shares have been properly issued and are fully paid up. The A Shares rank equally in all respects with each other and the ordinary shares rank equally in all respects with each other.

2.2	Shares on Issue: On Closing, the Shares and the PC Shares will constitute all of the issued share capital of the Company.

2.3	No Other Rights: Neither the Company nor any other person has issued:

(a)	any option to subscribe for;

(b)	any option to acquire; or

(c)	any security convertible into,

any capital (including equity and debt securities) of any Group Company which remains outstanding and capable of exercise, other than the options granted under the 2D Option Plan.

2.4	Free of Encumbrances:

(a)	On Closing, the Shares will pass to the Purchaser free of all Encumbrances.

(b)	The PC Shares will on PC Closing pass to the Purchaser free of any Encumbrances (except any created by Pacific Custodians).

2.5	Title, Power and Authority:

(a)
TINZ has legal and beneficial title to the TINZ Shares and, subject to the satisfaction of the Conditions, the legal right, authority and full power to sell the TINZ Shares and to transfer the full legal and beneficial interest in the TINZ Shares to the Purchaser under this Agreement (without the consent of any third party and without any other restriction).

(b)
Tesbrit has legal and beneficial title to the Tesbrit Shares and the legal right, authority and full power to sell the Tesbrit Shares and to transfer the full legal and beneficial interest in the Tesbrit Shares to the Purchaser under this Agreement (without the consent of any third party and without any other restriction).

2.6	No Subsidiaries: No Group Company has:

(a)	any Subsidiaries except for another Group Company (other than MRO2 Limited);

(b)
any legal or beneficial entitlement to shares or other capital interests (or any interest convertible into such an interest) in any other company or undertaking (excluding the interests in the Subsidiaries and the Company’s 33.33% interest in Rural Connectivity Group Limited); and

(c)
any interest, obligation or right under any arrangement, the effect of which is (or will be) to render any other company, partnership, trust or other undertaking, in substance or effect, a Subsidiary of that Group Company, or vice versa (other than MRO2 Limited).

2.7	Self-Contained Group: Except for:

(a)	the Shares held by the Vendors in the Company;

(b)	the PC Shares held by Pacific Custodians;

(c)	any interest held by another Group Company;

(d)	the options granted under the 2D Option Plan; and

(e)	the shares in TwoDegrees Limited and 2 Degrees Mobile Limited held by Tim Matthews and Paul Mathewson on bare trust for Two Degrees Mobile Limited,

no person owns any interest in the share capital of any Group Company.

3.	CORPORATE

3.1	Company Incorporation: Each Group Company is duly incorporated and validly exists under the laws of New Zealand.

3.2	Company Authority:

(a)	Standing: Each Group Company has full corporate power to own, lease and/or operate its assets and properly carry on the Business and has obtained all authorisations required to validly do so.

(b)
No Power of Attorney:  No Group Company has executed any power of attorney or conferred on any person, other than its directors and employees, any authority to enter into any transaction on behalf of or to bind the relevant Group Company in any way, which remains in full force and effect and has not been terminated or revoked or which has not lapsed.

(c)
No Further Authorisation:  Except as specified in this Agreement, no further authorisation, consent or approval of any person is required as a condition of this Agreement’s validity or to give effect to the transactions contemplated by it.

4.	INSOLVENCY EVENTS

4.1	Liquidation/Winding Up: Each Vendor and each Group Company has not:

(a)	No Liquidator Appointed: had a liquidator or provisional liquidator appointed;

(b)	No Resolution to Wind Up: passed any resolution that it be wound up and no application for any winding up has been made in respect of it; and

(c)
No Letter of Demand:  been served with a letter of demand which has not been satisfied in full or has not been fully set aside, except where that demand is frivolous or genuinely contested by the Vendor or Group Company.

4.2
Judgments and Execution:  There are no material unsatisfied judgments or awards outstanding against either Vendor or any Group Company and no execution, distress or similar process has been levied on or against all or any material part of their respective businesses, assets or revenues.

4.3
Schemes of Arrangement:  The Vendors and the Group Companies have not entered into any scheme of arrangement, composition, assignment for the benefit of, or other arrangement with, its creditors or any class of creditors.

4.4
Receivers/Managers etc:  No receiver, receiver and manager, trustee, controller, official manager or similar officer has been appointed over all or part of the business, assets or revenues of either Vendor or any Group Company and, to the best of the Vendors’ knowledge, no event or circumstance has arisen or is persisting which entitles, or which is reasonably likely in the future to entitle, any person to make any such appointment.

4.5	Administrator: No administrator has been appointed to a Vendor or any Group Company.

4.6
Voluntary Administrator:  No application has been made to a court for, and to the best of the Vendors’ knowledge, no resolution is proposed for, and no other step has been taken in anticipation of, the appointment of an administrator to either Vendor or to any Group Company.

4.7	Solvency: Each Vendor and each Group Company is able to pay its debts as and when they fall due.

4.8	Striking Off: Neither Vendor nor any Group Company has been struck off the register of companies or dissolved.

5.	INFORMATION

5.1
Due Diligence Materials:  To the best of the Vendors’ knowledge the information comprised within the Due Diligence Materials was, when given, true, complete and accurate in all material respects and to the best of the Vendors’ knowledge there has been no omission of material information.

5.2
No Material Circumstances Omitted:  The Vendors are not aware of any material circumstances which have not been Disclosed in the Due Diligence Materials and which might reasonably be expected materially and adversely to affect any Group Company, the financial position of any Group Company, the Business or which might otherwise be material to a reasonable purchaser’s assessment of whether to acquire the Shares.

6.	ACCOUNTS AND FINANCIAL MATTERS

6.1	Accounts: The Accounts:

(a)	Compliance: comply with the provisions of the Financial Reporting Act 2013;

(b)	Basis of Preparation: were prepared in accordance with NZ GAAP; and

(c)
Fairly Reflect:  fairly reflect, in all material respects the assets and liabilities, state of affairs, financial position and results of the Group on a consolidated basis, as at, and for the period to, 31 December 2020.

6.2
Management Accounts:  The Management Accounts were prepared with due care and attention and present a view of the financial position of the Group on a consolidated basis as at, and for the period to, the Locked Box Date that is accurate and not misleading in all material respects.

6.3
Locked Box Accounts:  The Locked Box Accounts were prepared with due care and attention and present a view of the financial position of the Group on a consolidated basis as at the Locked Box Date that is accurate and not misleading in all material respects

6.4	Other Matters: From the Locked Box Date until the date of this Agreement:

(a)	No Material Adverse Change: there has been no material adverse change or deterioration in the Business, assets, financial position, trading position of any Group Company;

(b)	Distribution: no dividend or other distribution (whether in cash, stock or in kind) has been declared, authorised, paid or made; and

(c)	Nature of Operations: there has not been any material change in the nature of operations of any Group Company.

7.	SECURITIES AND FINANCING

7.1	Borrowings: No Group Company has outstanding:

(a)	Borrowings: any borrowings or debt other than borrowings and debt which:

(i)	as at the Locked Box Date are not fully provided for in the Locked Box Accounts; or

(ii)	as at the Closing Date are not Permitted Indebtedness; or

(b)	No Encumbrances: any Encumbrance secured over any of its assets, other than Permitted Encumbrances.

7.2
No Third Party Guarantees:  No Group Company is a party to or bound by any guarantee, assumption or any other like commitment of the obligations, liabilities (contingent or otherwise) or debt of any person other than another Group Company except for guarantees, assumptions or like commitments which do not expose the Group Company to liability exceeding $500,000 or which are not entered into in the ordinary course of the Group’s business.

7.3
No Related Party Loans:  There is no money owing to any Group Company by either Vendor or by any Related Company of either Vendor or by any trust or person controlled by or associated with any such person nor does any Group Company owe money to any such person.

8.	BUSINESS AGREEMENTS

8.1	Material Contracts: All Material Business Agreements were disclosed to the Company’s legal advisers for the purposes of preparing the Legal Due Diligence Report.

8.2
Valid and Binding:  To the best of the Vendors’ knowledge, each of the Material Business Agreements is valid, binding and enforceable by the relevant Group Company in accordance with its terms.  No material term of a Material Business Agreement has been waived.

8.3	No Adverse Effect: Neither the entry into, nor the performance of any provision of, this Agreement will:

(a)	Termination or Modification: entitle any person to cancel, terminate early, or materially adversely modify, any Material Business Agreement; or

(b)	Acquisition or Disposition: entitle any person to acquire, or to require any Group Company to dispose of or modify, any material right, benefit or asset held by the relevant Group Company.

8.4
No Breach of Contract:  No Group Company nor, to the best of the knowledge of the Vendors, any other party is in material breach of any Material Business Agreement and, so far as the Vendors are aware, there are no circumstances likely to give rise to such a breach.

8.5	No Notice: No party to any Material Business Agreement has given written notice of its intention to terminate, cancel or that it will fail to renew, any such agreement.

8.6
Offers, Tenders etc:  No offer, tender, quotation or the like, given or made by a Group Company, is still outstanding and is capable, merely by the unilateral act of a third party, of giving rise to an agreement binding upon the Group Company that would, if in force as at the date of this Agreement, constitute a Material Business Agreement.

8.7
Related Party Arrangements:  No Group Company is a party to any agreement, arrangement or understanding (whether enforceable or not) with either Vendor or any of their respective Related Companies or any director of any such person, that has not been Disclosed.

9.	ASSETS

9.1
Sufficiency of title to Assets: Each Group Company owns, or has valid and subsisting leases or licences to use, all assets used by it, or which it requires, to conduct the Business (the Assets) in the manner it has been conducted in the 12 months prior to the date of this Agreement.  The Assets:

(a)	are the only Assets necessary for the conduct and operation of the Business; and

(b)	are not subject to any Encumbrance (other than Permitted Encumbrances).

9.2	Vendors interests: Neither Vendor owns or is beneficially entitled to any of the Assets.

10.	PROPERTIES

10.1
Title to Freehold Property:  Two Degrees Networks Limited has good title to the Freehold Property free from Encumbrances (other than those registered on the record of title for the property and Permitted Encumbrances) and is entitled to vacant possession and quiet enjoyment of that property.

10.2	Leases of Leasehold Properties: In respect of each Lease:

(a)	Lease Terms: all terms of that Lease have been disclosed to the Company’s legal advisers for the purposes of preparing the Legal Due Diligence Report;

(b)	Enforceable Obligations: that Lease comprises a binding obligation, enforceable by the Group Company named as lessee in accordance with its terms;

(c)	No Breach: the relevant Group Company is not in material breach of that Lease;

(d)	Repair Liability: to the best of the Vendors’ knowledge, the relevant Group Company is not liable for repairs or dilapidations or to carry out works in respect of the relevant Leasehold Property;

(e)	Other Party Breach: to the best of the Vendors’ knowledge, no other party is in material breach of that Lease; and

(f)	Landlord Termination Rights: to the best of the Vendors’ knowledge, there are no circumstances which would now entitle the relevant landlord to terminate that Lease.

10.3	All Properties:

(a)	Freehold Property: The Freehold Property is the only real property owned by the Group.

(b)	Leasehold Properties: The Leasehold Properties comprise all of the leasehold properties occupied by the Group.

(c)	Right to Occupy: Except for the Freehold Property and the Leasehold Properties and other rights to occupy under licences or similar arrangements, no Group Company has any right to occupy any property.

(d)
Accessibility:  Each of the Properties is accessible by a Group Company, and such access is appropriate for the purposes for which the Group Company requires access and, without prejudice to the generality of the foregoing, is not subject (in the case of the Freehold Property) to any lease nor (in the case of a Leasehold Property) to any sub‑lease.

10.4
Use of Properties Complies with Laws:  To the best of the Vendors’ knowledge, each of the Properties, and the present uses of the Properties, complies with any operative or proposed regional or district plan and with all applicable resource consents, building consents and other applicable statutory, local body and other regulations and requirements.

10.5	No Outstanding Disputes: Other than in respect of cell sites used by the Business, in respect of the Properties, there are no:

(a)	Disputes or Complaints: outstanding disputes or complaints relating to any Property which are likely to affect, materially and adversely, the Business or the Group;

(b)
Notices, Orders, etc:  notices, orders or requisitions which have been served on any Group Company, or brought to the attention of any Group Company, by any landlord or tenant or governmental, local or other regulatory authority, body or official having competent jurisdiction, which affect or are likely to affect, materially and adversely, the Business or the Group;

(c)
Covenants, Restrictions, etc:  to the best of the Vendors’ knowledge, covenants, restrictions, stipulations or conditions affecting any Property which materially and adversely affect the present, or any proposed, use of that property by the Group Company;

(d)
Rights, Easements, etc:  to the best of the Vendors’ knowledge, third party rights, easements, quasi‑easements or privileges affecting any Property which adversely affect the present, or any other proposed, use of that property by the Group Company;

(e)
Structural or Material Defects:  structural or other material defects in or affecting the buildings (which, for the purpose of this paragraph, will include the heating, ventilating, plumbing, drainage, telecommunications, data transmission and electrical and air conditioning systems) or other structures which are used or occupied by a Group Company on any Property and all such buildings and structures are in good and substantial working order and repair;

(f)
Outstanding Amounts:  amounts which are owed by a Group Company outstanding in respect of any Property to any governmental, local or other regulatory authority, body or official having competent jurisdiction in relation to that Property; or

(g)
Other Matters:  to the best of the Vendors’ knowledge, other matters or circumstances of any nature which materially and adversely affect the present use or any other currently proposed use of any Property by the Group Company.

10.6
Building Act:  To the best of the Vendors’ knowledge, all obligations imposed on Two Degrees Networks Limited under the Building Act 1991 and Building Act 2004 in respect of the Freehold Property have been fully complied with and in particular:

(a)
Compliance Schedules:  Two Degrees Networks Limited has fully complied with the requirements specified in any compliance schedule issued by a territorial authority or a building consent authority (as the case may be) under section 44 of the Building Act 1991 or section 100 of the Building Act 2004 in respect of the Freehold Property;

(b)	Warrant of Fitness:

(i)
any building on the Freehold Property which is the subject of a compliance schedule issued by a territorial authority under section 44 of the Building Act 1991 or the territorial authority or building consent authority (as the case may be) under section 100 of the Building Act 2004 has a current building warrant of fitness supplied under section 108 of the Building Act 2004;

(ii)
to the best of the Vendors’ knowledge there are no reasons which would prevent a building warrant of fitness complying with section 108 of the Building Act 2004 for a building on the Freehold Property from being supplied to the territorial authority when the building warrant of fitness is next due; and

(c)
No Notices:  the territorial authority has not issued to a Group Company any notice under section 45(4) of the Building Act 1991 or section 164 of the Building Act 2004 in respect of any building on any of the Freehold Property during the period of the Group’s ownership of the Freehold Property which has not been remedied by the relevant Group Company, and to the best of the Vendors’ knowledge, there is no reason which would entitle the territorial authority to issue such a notice.

10.7	Rates: All rates and other public authority charges, assessments and fees payable by a Group Company in respect of the Properties have been paid up to date.

10.8
Resource Management Act 1991:  No Group Company has given any consent or waiver in relation to any application under the Resource Management Act 1991 or other statute or legal requirement which directly or indirectly affects the Properties.

10.9
Consents for Building:  Where any Group Company has done or caused or permitted to be done any works on any of the Properties presently owned or leased by the Group for which a permit or building consent was required by law, such permit or building consent was obtained for those works and they were properly carried out and completed in compliance with that permit or building consent.  Where a Group Company was required to obtain a building consent for a building owned by it, a code compliance certificate was issued for those works under the Building Act 2004 (or the Building Act 1991, if the work was undertaken before commencement of the Building Act 2004).

10.10
Services:  All services and utilities which are necessary for a Group Company’s use of a Property are available at the relevant Property in proper working order with the consent of the suppliers of those services (to the extent those suppliers supply such services to a Group Company at a Property) and to the best of the Vendors’ knowledge with all statutory rights and approvals required from all government and local government bodies.

11.	LEGAL PROCEEDINGS

11.1	No Litigation: No Group Company is, and has not in the 3 years prior to the date of this Agreement been, a party to any:

(a)	Proceedings: legal proceedings, arbitration or other form of mediation or dispute resolution (other than, in each case, as plaintiff in normal debt collection matters); or

(b)
Statutory Inquiry:  statutory or governmental inquiry of any kind which resulted in a regulatory authority commencing enforcement proceedings (including any inquiry by any regulatory or municipal authority or board of enquiry or commission or any other administrative body (whether judicial or quasi‑judicial),

(each a Legal Proceeding).  To the best of the Vendors’ knowledge, there is no such Legal Proceeding pending or threatened against, or involving, any Group Company.

11.2	No Cause of Action: To the best of the Vendors’ knowledge, there is no:

(a)	Circumstances: circumstance which is reasonably likely to give rise to any material Legal Proceeding in relation to any Group Company; or

(b)
Existing Dispute:  material dispute existing or likely to arise between any Group Company and any material customer, supplier or distributor to the relevant Group Company or any other member of the Group.

11.3	No Judgment or Award: No Group Company is:

(a)	Order or Award: subject to, or in breach of, any order, judgment, award or decision given or handed down in any Legal Proceeding; or

(b)	Court Undertaking or Assurance: a party to any undertaking or assurance given in any Legal Proceeding,

which, in each case, is current.

12.	COMPLIANCE WITH LAWS

12.1	Business Licences: Each Group Company:

(a)	Own Name: holds, in its own name, all material business authorisations, consents and licences which are necessary or required to carry on its business fully and effectively;

(b)	No Breach: is not carrying on the Business in material breach of any such business licence; and

(c)	Withdrawn etc: is not aware that any such material business licence is being, or is likely to be, withdrawn, suspended, cancelled, qualified, or adversely affected in any material respect.

12.2
No Breach of Laws:  To the best of the Vendors’ knowledge, no Group Company is (and nor has it been in the last 12 months) in material breach of any law binding on, or applicable to, it in connection with the Business which has had a material adverse impact on the Business or which would, with the passage of time unless remedied, have such an impact on the Business.

12.3	Privacy: All collection, use, and disclosure of Personal Information (as defined in the Privacy Act 2020) by any Group Company complies with all Privacy Laws.

12.4	Permits: To the best of the Vendors’ knowledge, each Group Company holds all necessary Environmental Permits in respect of the Properties it owns or occupies.

12.5	Environmental: Each Group Company is in compliance with

(a)	Legislation: all Environmental Requirements; and

(b)	Permits: any and all Environmental Permits.

12.6
No Environmental Proceedings: There is not and has never been pending or threatened in writing against any Group Company any Legal Proceedings based on or related to an Environmental Permit or an Environmental Requirement.

12.7
ABC/AML:  To the best of the Vendors’ knowledge, no Group Company and no past or present director, officer or employee of any Group Company is currently or has in the last 5 years, directly or indirectly engaged in any activity that would violate any applicable anti-money laundering laws, anti-bribery laws, or anti-corruption laws, including the Anti-Money Laundering and Countering Financing of Terrorism Act 2009.

13.	EMPLOYMENT

13.1	Employees:

(a)	Terms of Employment: All of the employment agreements for the Senior Employees employed by the Group have been disclosed in the Due Diligence Materials.

(b)
Compliance with Laws, Agreements, etc:  No Group Company is (and has not in the 12 months prior to the date of this Agreement been, in any material respect) in breach of any statute, regulation, individual or collective employment agreement or its obligations to act in good faith as the same relate to any of the Employees.

(c)
Records Properly Kept:  Each Group Company has properly maintained wage and time records, workplace accident compensation claims history, copies of all employment agreements and other records detailing the length of service, accumulated benefits and entitlements and other relevant conditions of employment of each Employee.

(d)
Bargaining:  No Group Company is in bargaining with any union representing Employees and no union has given notice to any Group Company initiating bargaining or to the best of the Vendors’ knowledge been appointed by any Employee as his or her representative for bargaining, nor are the Vendors aware of any proposals to appoint a union or to initiate bargaining for collective employment agreements on behalf of any Employee.

13.2
No Disputes:  No Group Company is involved in any actual or to the best of the Vendors’ knowledge threatened material employment, labour or personal grievance dispute, wrongful dismissal claim or material employment relationship problem, or any other material dispute with any Employee or any Contractor.  So far as the Vendors are aware, no event has occurred which is reasonably likely to give rise to any such dispute or claim.

13.3	No Judgment or Award: No Group Company is:

(a)
Order or Award:  subject to, or in breach of, any order, judgment or award given or made by the Employment Relations Authority, Employment Court, Court of Appeal or Supreme Court or other competent body; or

(b)	Undertaking or Assurance: a party to any undertaking or assurance given to the Employment Relations Authority, Employment Court, Court of Appeal or Supreme Court or other competent body.

13.4	Health and Safety: The Vendors are not aware, in relation to health and safety, of any current, pending or threatened:

(a)	enforceable undertaking provided by any Group Company;

(b)	notice issued by WorkSafe New Zealand including but not limited to:

(i)	an improvement notice;

(ii)	a provisional improvement notice;

(iii)	a non-disturbance notice;

(iv)	a prohibition notice;

(v)	a suspension notice; and/or

(vi)	an infringement notice;

(c)	investigation;

(d)	prosecution;

(e)	other enforcement action of any kind,

under the Health and Safety at Work Act 2015 in relation to any Group Company.

13.5
Superannuation:  Other than as required to comply with the KiwiSaver Act 2006, no Group Company is under any legal liability to pay, any pension, retirement, death or disability or other similar payment to any of the Employees, their families or dependants and no such pension or payment is now being or has been paid voluntarily.

13.6	No Incentive Scheme: No Employee or director of any Group Company is entitled to any interest under any:

(a)	Equity Schemes: share option scheme or other scheme entitling that Employee or director to a share (whether actual or contingent) in the profits of the relevant Group Company; or

(b)	Commission Arrangement: arrangement entitling that Employee or Director to remuneration contingent upon the performance of the Business.

14.	RECORDS

14.1
Business Records:  The Records have, in all material respects, been kept and completed in accordance with applicable law and will, on Closing, be held, in the possession of a Group Company, at one of the Properties.

15.	INSURANCE

15.1
All Assets Insured:  All of the material Assets which are owned by any Group Company of an insurable nature are insured on the basis Disclosed in the Risk & Insurance Due Diligence Report and update prepared by Aon at 01.01.04.01 and 02.01.04.01 of the Data Room.

15.2
Insurance Contracts Valid:  Each insurance contract entered into by each Group Company is in full force and effect, valid, and is enforceable against the relevant insurer in accordance with its terms, and there is no fact or circumstance known to the Vendors which could lead to any such insurance contract being prejudiced or becoming void or voidable.

15.3
No Claim Outstanding:  There is no claim outstanding under any contract of insurance to which any Group Company is a party and the Vendors are not aware of any circumstances reasonably likely to give rise to such a claim.

16.	INTELLECTUAL PROPERTY

16.1	Business Intellectual Property: The Company Intellectual Property and Licensed Intellectual Property, together, comprise all Intellectual Property necessary to operate the Business.

16.2	Company Intellectual Property:

(a)	Title: All of the Company Intellectual Property:

(i)	is legally and beneficially owned by the Company or any other Group Company free from any Encumbrance other than a Permitted Encumbrance; and

(ii)	is valid and enforceable.

(b)	No Challenge: No claims or threats of objection, revocation, cancellation, rectification, challenge or amendment have been made or threatened in respect of the Company Intellectual Property.

(c)
Registered Intellectual Property:  To the extent that any of the Registered Intellectual Property has not been registered, no circumstances exist which would prevent, hinder or restrict such registration.

(d)	Maintenance: All actions necessary to maintain, enforce and protect material Company Intellectual Property have been taken.

16.3
Licensed Intellectual Property:  No Group Company has breached any material term of any of the IP Licences and the rights of no Group Company in respect of any of the Licensed Intellectual Property will be compromised in any material way as a result of the transaction contemplated by this Agreement.

16.4	Third Party Intellectual Property: To the best of the Vendors’ knowledge:

(a)
Use of Third Party Intellectual Property:  apart from the Licensed Intellectual Property and other free or open-source Intellectual Property, no Group Company uses any third party Intellectual Property.  No rights in any third party Intellectual Property are necessary to use, market, license, modify, exploit or update any of the Company Intellectual Property;

(b)
No Infringement of Third Party Intellectual Property:  no Group Company has infringed or misused, nor does its use or ownership of the Company Intellectual Property infringe or misuse, any third party Intellectual Property, and no claims have been made or threatened in writing alleging such infringement or misuse; and

(c)
No Use or Infringement of Company Intellectual Property by Third Party:  no third party is infringing any of the Company Intellectual Property or using any of the Company Intellectual Property without the consent of the Company or another Group Company nor has any third party claimed in writing rights in or to use the Company Intellectual Property.

17.	INFORMATION TECHNOLOGY

17.1
Operations:  With the exception of periods of ordinary course maintenance, the Computer Systems have consistently provided adequate support to the operations of the Business over the 12 months prior to the date of this agreement.

17.2
No Viruses, etc:  To the best of the Vendor’s knowledge, the Computer Systems are free from viruses or other hardware or software designed to permit access or use of the Computer Systems by unauthorised persons or disable, damage, erase, disrupt or impair the normal operation of the Computer Systems.

17.3	No Third Party Access: To the best of the Vendor’s knowledge, none of the Computer Systems have been used or accessed by any third party in a way not authorised by any Group Company.

17.4	Back Up Systems and Maintenance Agreements: All necessary and prudent back up system(s) and support and maintenance agreements are in place in respect of the Computer Systems.

18.	NETWORK INFRASTRUCTURE

18.1
Owned Infrastructure:  In respect of the network infrastructure owned by the Group, that network infrastructure has been installed and continues to be operated and maintained in all material respects in accordance all relevant regulatory obligations.

18.2
Third Party Infrastructure:  In respect of the capacity or infrastructure of a third party which comprises part of or is used to support the Group’s networks used by the Business, the Business has legally enforceable rights to use all such capacity and infrastructure.

19.	TAXATION

19.1	Payments/Withholdings/Provision: Each Group Company:

(a)
Payments:  has correctly calculated and has paid or will pay to the relevant Tax Authority, on or before the due date for payment, all payments of Tax required to be made by it on or before Closing or has paid an equivalent amount to the relevant Group Company’s Tax Pooling Account;

(b)	Withholdings: has withheld or deducted all Tax required to be withheld or deducted from any distributions or payments made by it on or before Closing and:

(i)	the relevant Group Company has accounted to the relevant Tax Authority for any such Tax on or before the due date for payment; or

(ii)	such amounts withheld or deducted have been retained in full and are available to the Company for payment by the due date to the relevant Tax Authority; or

(iii)
provision for future payment of such amounts withheld or deducted has been made in the Accounts or the Management Accounts in order to be accounted for to the relevant Tax Authority by the applicable due date; and

(c)
Full Provision:  has made or will make full provision or reserve in the Accounts or the Management Accounts for all Tax liable to be assessed on it or for which it may become liable, with respect to Tax on profits, gains, income and receipts for any period ending on or before Closing.

19.2
Tax Information:  Each Group Company has submitted all Tax returns, notices, computations, elections, registrations, disclosures and information (Tax Information) to the relevant Tax Authority as and when required by Tax Law where such due date was on or before Closing, and all such Tax Information is correct in all material respects.

19.3	Tax Records: Each Group Company has kept and retained all those Tax Records that it is required to keep and retain under Tax Law.

19.4
Tax Accounts:  To the extent that any Group Company is required to maintain an imputation credit account or other Tax memorandum account, such accounts have been correctly maintained as required by Tax Law and no such account will, on Closing, have:

(a)	Debit Balance: a debit balance or;

(b)
Credit Balance:  a credit balance of an amount that is insufficient to prevent a Tax Liability from arising to the relevant Group Company on receipt of a refund, after Closing, of Tax that was paid prior to Closing.

19.5
No Tax Disputes:  Other than as Disclosed in the Due Diligence Materials, no Group Company is in any dispute with any Tax Authority, and no review (other than an annual risk review), audit or investigation, by any Tax Authority has been notified in writing to a Group Company as being underway or pending.

19.6
No Assessment on Disposal of Assets:  No income which would be assessable for tax purposes would result or arise if any capital asset of any Group Company were to be sold, disposed of, or distributed, except:

(a)	Trading Stock: any income or deemed income arising from the sale, disposition or distribution of trading stock within the meaning of the definition of trading stock in section EB 2 of the Tax Act;

(b)	Depreciation Recovered: any depreciation recovery income under section CG 1 of the Tax Act;

(c)	Patents: any income arising under section CB 30 of the Tax Act; or

(d)	Emissions Units: any income arising from the disposal of an emissions unit.

19.7
New Zealand Resident:  Each Group Company is resident in New Zealand for Tax purposes and is not resident in any other country or jurisdiction for Tax purposes.  No Group Company has a branch, agency, place of business or permanent establishment outside New Zealand which may result in that Group Company being subject to Tax in a jurisdiction outside New Zealand other than Two Degrees Group Limited which is registered in Australia as a foreign company.

19.8
GST Registration:  Each Group Company is a registered person for the purposes of the GST Act and has complied in all respects with the GST Act, and is not in default of any obligation to make any payment, return or notification under the GST Act.

19.9
Agreement for Extension of Time:  No Group Company has entered into any agreement which is now, or may become effective extending the period of assessment or collection of any Tax, for which the period for assessment (after giving effect to such extension or waiver) has not yet expired.

19.10
No Binding Ruling:  All binding rulings received by any Group Company or for which any Group Company has applied have been Disclosed to the Purchaser.  For each binding ruling received, the relevant arrangement entered into is not materially different from the arrangement identified in the binding ruling and there were no material omissions or misrepresentations in, or in connection with, the application for the binding ruling, and any conditions or assumptions stipulated by the Tax Authority are satisfied.

19.11
Share Capital:  Except in relation to the PC Shares to be issued after the date of this Agreement and before Closing, the share capital of each class of shares on issue by the Company as shown in the Management Accounts equates to the available subscribed capital of that class of shares under the Tax Act as at Closing.

SCHEDULE 4

TAX INDEMNITY

1.	DEFINITIONS

1.1	In this Agreement (including this Schedule 4):

Relief includes:

(a)	any loss, allowance, credit, deduction, exemption, rebate, set-off or other relief taken into account in computing any Tax Liability, or any grant conferred on any person; and

(b)	any rebate, credit or right to repayment of Tax (whether or not including interest or penalties) available to that person,

whether in New Zealand or elsewhere;

Tax Act means the Income Tax Act 2007;

Tax Authority means any governmental authority that is responsible for administering or levying any Tax, whether in New Zealand or elsewhere;

Tax Demand includes any notice, demand, assessment, letter or other document issued, or action taken, by or on behalf of any Tax Authority, Regulatory Body or other person whereby the Purchaser or any Group Company may be, or be sought to be, placed under any or any increased liability to Tax;

Tax Law means legislation imposing Tax in the relevant jurisdiction;

Tax Liability has the meaning set out in clause 2.1 of this Schedule;

Tax Pooling Account has the meaning set out in section RP 17B of the Tax Act; and

Tax Saving, in respect of a Loss, includes:

(a)
where the amount of a Loss suffered or incurred is wholly or partly deductible for income tax purposes, the amount of the deduction to which the relevant person is entitled multiplied by the relevant Tax rate (and that deduction is to be treated as arising in the same Tax year as the relevant Loss is suffered or incurred); and

(b)	the amount of any relevant GST input tax credit or other deduction from output tax under the GST Act,

in either case in any past, current or future period.

2.	TAX INDEMNITY

2.1
Subject to any applicable limitation under this Agreement, each Vendor will indemnify the Purchaser from and against its Respective Sale Proportion of any Tax which any Group Company becomes liable to pay under the applicable Tax Law (Tax Liability), to the extent that from the Tax Liability:

(a)	Periods: is attributable to, any period or part period ending on or before the Locked Box Date; or

(b)	Tax Warranties: would not have arisen but for a breach of a Tax Warranty; and

each Vendor also indemnifies the Purchaser and undertakes to keep the Purchaser at all times fully and effectively indemnified from and against its Respective Sale Proportion of:

(c)
Interest, Penalties or Fines:  any interest, penalties or fines that accrue or are assessed or imposed by a Tax Authority after the Locked Box Date and which relate to Tax for which the Vendors are liable to indemnify the Purchaser under subclause (a) or (b); and

(d)
Relief:  any amount of Relief (multiplied by the relevant Tax rate, if applicable) of any Group Company or the Purchaser that is attributable to a period after the Locked Box Date that is used to offset or eliminate an amount of Tax for which the Vendors are liable to indemnify the Purchaser under subclause (a), (b) or (c).

2.2	Indemnity Payment: Any payment a Vendor is liable to make under the Tax Indemnity:

(a)	is to be made in cleared funds at least three (3) Business Days before the due date for payment of the relevant Tax under the applicable Tax Law; and

(b)
where the relevant Tax Liability is due for payment in less than three Business Days or the due date for payment has passed, the payment is to be made in cleared funds no more than five (5) Business Days following demand in writing being made by the Purchaser, except for any Tax relating to any Tax Demand which is still subject to any of the procedures described in clause 4 of this Schedule 4.

2.3	Notice of Tax Claims: The Purchaser will not be entitled to make any Tax Claim against the Vendors unless:

(a)
Notice in Writing: the Purchaser has first given notice in writing of the Tax Claim to the Vendors in accordance with clause 2.4 as soon as reasonably possible and, in any event, within 30 days, after it becomes aware of any matter, information, event or circumstance which could give rise to that Tax Claim; and

(b)	Time Limit: the Purchaser has given such notice to the Vendors on or before the sixth anniversary of the Closing Date.

2.4
Details of Claim:  The notice of any Tax Claim must be in writing and set out reasonable particulars of the grounds on which the Tax Claim is based, together with the Purchaser’s estimate (on a without prejudice basis) of the amount of such Tax Claim.  Such notice may also include a notice of a contingent liability even though it is not an actual liability.

3.	LIMITATIONS

3.1	Tax Indemnity Limitations: The Purchaser will not be entitled to make any Tax Claim, and the Vendors will have no liability, in respect of any Tax Liability to the extent that:

(a)	Tax Arising through Agreement etc: the relevant Tax Liability would not have arisen but for:

(i)	the sale or transfer of the shares in the Company in accordance with this Agreement or the PC Agreement;

(ii)	any change in ownership (including by reference to direct or indirect voting interests or market value interests) in any Group Company after Closing;

(iii)	the elimination of any Tax loss or memorandum account balance of any Group Company as a result of the sale or transfer of shares in the Company under this Agreement or the PC Agreement; or

(iv)	the inability of any Group Company to carry forward Tax credits or Tax losses as a result of the sale or transfer of the shares in the Company;

(b)
Unauthorised Conduct:  the relevant Tax Liability would not have arisen, or would have been mitigated or eliminated, but for the Purchaser or any Group Company after Closing taking any action or failing to take any action in relation to the relevant Tax Liability, including any response to, agreement with, or provision of notice of proceedings or any other document or information to, any Tax Authority, Regulatory Body or any other relevant person, or any amendment of (or request to amend) any Tax return for any period or part period ending on or before Closing, unless that conduct is specifically authorised in writing by the Vendors;

(c)	Pre‑Closing Tax Relief: any Relief available to the relevant Group Company in a period or part period ending on or before the Locked Box Date relieves or reduces the particular Tax Liability;

(d)	Tax Saving: a Group Company makes a Tax Saving that arises directly in relation to the same matters that give rise to the particular Tax Liability;

(e)
Loss of Relief: there is a loss of Relief attributable to any period or part period ending on or before the Locked Box Date that does not result in the relevant Group Company having any increased Tax to pay and does not give rise, after the Locked Box Date, to a reduction in a refund or repayment of Tax;

(f)
Timing or Group Difference:  the Tax Liability is or will be directly offset by a reduced liability for Tax of the same type, and arising in respect of the same matter, in another period or other Group Company, in or before the time period for making a Tax Claim;

(g)
Payment or Provision:  the Tax Liability has been paid on or before the Locked Box Date to the relevant Tax Authority or to a Tax Pooling Account (and has not been refunded) or a specific provision or reserve for the amount of the Tax Liability has been made in the Accounts or the Management Accounts;

(h)
Admission:  any Group Company or the Purchaser, without the prior written consent of the Vendors, has made a payment or admission of liability in respect of a Tax Demand or has failed to take other steps in circumstances which causes the right to dispute the Tax Liability to be lost or prejudices any challenge to or defence against the Tax Liability;

(i)
Amendment:  the Tax Liability would not have arisen but for a Group Company or the Purchaser, without the prior written consent of the Vendors (such consent not to be unreasonably withheld or delayed), amending or requesting an amendment to, or filing, any Tax return relating to any period prior to the Locked Box Date with a Tax Authority except where such amendment is required to comply with applicable law;

(j)
Failure to Make Election:  the Tax Liability would not have arisen, or would have been reduced or eliminated, but for a failure or omission on the part of the Purchaser or the relevant Group Company to make a claim or election or to give any notice or consent after Closing, where the requirement to make or give such a claim, election, notice or consent was notified to the Purchaser by the Vendors in writing prior to Closing or where the making or giving of such claim, election, notice or consent is required under this Agreement;

(k)
Post-Closing Action:  the Tax Liability arises or is increased as a result of any voluntary change in accounting principles or in the treatment of any item for Tax or accounting purposes or as a result of the change of the Tax balance date of the relevant Group Company after Closing except where such change is required to comply with GAAP or applicable law prior to Closing;

(l)	Change: the Tax Liability arises as a result of any Change in Law, including any retrospective change or increase in rates of Tax, announced after the date of this Agreement;

(m)	Thin capitalisation: the Tax Liability would not have arisen but for the application of the thin capitalisation rules in Subpart FE of the Tax Act to the Purchaser or a Group Company after Closing; or

(n)
Recoveries from third parties:  if the Purchaser or a Group Company recovers from a third party an amount on account of or in connection with Tax in relation to the same matter as any payment actually made by the Vendors to the Purchaser under the Tax Indemnity, then the Purchaser shall within 10 Business Days pay or procure the payment of the amount so received to the Vendors (such payment shall not exceed any amount previously paid by the Vendors under the Tax Indemnity).

4.	CONDUCT OF TAX DEMANDS

4.1	Vendors Entitlement to Contest Tax Demands: If, after Closing, the Purchaser becomes aware of a Tax Demand that may give rise to a Tax Claim:

(a)	Notice: the Purchaser will promptly notify the Vendors and will procure that the relevant Group Company gives such information and assistance as the Vendors may require in respect of the Tax Demand;

(b)
Contest:  the Vendors will be entitled to conduct all negotiations with the applicable Tax Authority and to utilise all procedures to defend or challenge the Tax Demand, provided that the Vendors shall not make any admissions or statements, which may or would be likely to damage the business or commercial reputation of the Purchaser or the relevant Group Company; and

(c)
Costs:  the Vendors shall meet all of their own out of pocket expenses incurred in relation to procedures contemplated by this clause 4.1 and promptly reimburse the Purchaser for any reasonable out of pocket costs and expenses (including reasonable legal fees and reasonable disbursements) properly incurred by the relevant Group Company in complying with this clause 4 on receipt of copies of the relevant invoices or other such evidence of incurrence of reasonable out of pocket costs or expenses by the Purchaser.

5.	TAX RETURNS

5.1
Pre‑Closing Returns:  The Vendors will be entitled to prepare and file Tax returns and computations for each Group Company for all Tax periods ending on or prior to the Closing Date, provided that such returns must be filed in accordance with the Group Company’s obligations under the relevant Tax Law.  The Purchaser shall procure that each Group Company cooperates with any reasonable requests from the Vendors to the extent necessary to allow the Vendors to prepare such returns.

5.2
Straddle Returns:  The Purchaser will arrange for each Group Company to prepare and file Tax returns and Tax computations for all Tax periods current at Closing (each a Straddle Return).  The Purchaser will promptly provide to the Vendors a copy of any Straddle Return not less than 20 Business Days before the relevant Straddle Return is due for filing.  The Purchaser will use its best endeavours to agree with the Vendors any variations in the information in the Straddle Returns requested by the Vendors. If there is any disagreement between the Vendors and the Purchaser as to the content of any Straddle Return, the Vendors will determine the form of that return for the period up to and including Closing and the Purchaser will determine the content of the return for the period after Closing.

6.	INDEMNITY IS FOR NET POSITION

6.1	Net Position: If, in any period during which the Purchaser are entitled to make any Claim under the Tax Indemnity, any Group Company:

(a)
Over Provision:  has actual reductions in its Tax Liability or actual increases in Relief or any Tax Saving, with the result that it has overpaid Tax prior to Closing or Tax was over‑provided for in the Accounts or the Management Accounts; or

(b)
Refund prior to Closing:  receives after Closing a refund of Tax paid prior to Closing (not being a refund of Tax that was specifically provided for in the Accounts or the Management Accounts and not being a refund of Tax to the extent it causes any Group Company to have a debit balance in its imputation credit account), then in the event of such a Claim, any such reductions, increases or refunds will be taken into account in determining the net amount payable by the Vendors under the Tax Indemnity.

SCHEDULE 5

PURCHASER WARRANTIES

1.	CORPORATE

1.1	Incorporation: The Purchaser is duly incorporated and validly exists under the laws of New Zealand.

1.2	Authority:

(a)
Power to Enter Into Transaction Documents:  The Purchaser has the legal right, authority and full power to enter into this Agreement and any other documents contemplated by this Agreement to which it is a party (Relevant Transaction Document) and to perform its obligations under each Relevant Transaction Document, and has taken all necessary corporate and other action to authorise the execution, delivery and performance of each Relevant Transaction Document and any other agreement to be entered into pursuant to this Agreement.

(b)
Binding Obligations:  Each of the Relevant Transaction Documents constitute a valid and binding obligation enforceable against the Purchaser in accordance with their terms (except as such enforceability may be limited by equitable principles or by bankruptcy, moratorium (whether arising from voluntary administration or otherwise), insolvency, reorganisation, liquidation or other laws relating to or affecting creditors’ rights).

1.3
No Conflict with Other Obligations:  Neither the entry into, nor the performance of any provision of, any of the Relevant Transaction Documents will (with or without lapse of time, the giving of notice or both) breach or conflict with (subject to the satisfaction of the any Condition):

(a)	Constitution: the constitution, articles of association, or other governing documents of the Purchaser;

(b)	Obligations: any statutory or fiduciary obligation to which the Purchaser is subject; or

(c)	Law: any law, rule, directive or administrative order to which the Purchaser may be subject,

in each case which is material in the context of the Purchaser’s ability to perform its obligations under the Relevant Transaction Documents.

1.4	Purchaser Guarantor:

(a)	Incorporation: The Purchaser Guarantor is duly incorporated and validly exists under the laws of Victoria, Australia.

(b)
Power to Enter Into Agreement:  The Purchaser Guarantor has the legal right, authority and full power to enter into this Agreement and to perform its obligations under it and has taken all necessary corporate and other action to authorise the execution, delivery and performance of this Agreement and any other agreement to be entered into pursuant to this Agreement.

(c)
Binding Obligation:  This Agreement constitutes a valid and binding obligation enforceable against the Purchaser Guarantor in accordance with its terms (except as such enforceability may be limited by equitable principles or by bankruptcy, moratorium (whether arising from voluntary administration or otherwise), insolvency, reorganisation, liquidation or other laws relating to or affecting creditors’ rights).

2.	INSOLVENCY EVENTS

2.1	Liquidation/Winding Up: Neither the Purchaser nor the Purchaser Guarantor has:

(a)	No Liquidator Appointed: had a liquidator or provisional liquidator appointed;

(b)	No Resolution to Wind Up: passed any resolution that it be wound up and no application for any winding up has been made in respect of it; nor

(c)	No Letter of Demand: been served with a letter of demand that has not been satisfied in full or has not been fully set aside.

2.2
Judgments and Execution:  There are no unsatisfied judgments or awards outstanding against the Purchaser or the Purchaser Guarantor and no execution, distress or similar process has been levied on or against all or any part of its business, assets or revenues.

2.3	Schemes of Arrangement: The Purchaser has not entered into any scheme of arrangement, composition, assignment for the benefit of, or other arrangement with, its creditors or any class of creditors.

2.4
Receivers/Managers etc:  No receiver, receiver and manager, trustee, controller, official manager or similar officer has been appointed over all or part of the business, assets or revenues of the Purchaser or the Purchaser Guarantor and no event or circumstance has arisen or is persisting which entitles, or which is reasonably likely in the future, to entitle, any person to make any such appointment.

2.5	Administrator: No administrator has been appointed to the Purchaser or the Purchaser Guarantor.

2.6
Voluntary Administrator:  No application has been made to a court for, and no resolution is proposed for and no other step has been taken in anticipation of, the appointment of an administrator to the Purchaser or the Purchaser Guarantor.

2.7	Solvency: Each of the Purchaser and the Purchaser Guarantor is able to pay its debts as and when they fall due.

2.8	Striking Off: Neither the Purchaser nor the Purchaser Guarantor has been struck off the register of companies or dissolved or suffered any similar event in Australia.

SCHEDULE 6

OIO CONDITIONS

For the purposes of clause 4.4(g), the conditions are:

1.
the requirement that the Purchaser must not, in relation to the sensitive assets (including any interests in sensitive land) the subject of the application (Assets), act or omit to act with a purpose or an intention of adversely affecting national security or public order;

2.	the requirement for the Purchaser to acquire all the Assets:

(a)	by any date(s) stated in the consent; and

(b)	using the acquisition, ownership and control structure the Purchaser described in its application;

3.
the requirement for the Purchaser to notify the OIO in writing when it has acquired the Assets with such notice to include the Closing Date, consideration paid, details of the structure of the acquisition and the acquirer and copies of any transfer documents or settlement statements;

4.	the requirement for the Purchaser to:

(a)	allow an inspector appointed by the OIO to:

(i)	enter onto the Land[1] for the purpose of monitoring the Purchaser’s compliance with the conditions of consent;

(ii)	remain on the Land as long as is reasonably required to conduct the inspection;

(iii)	gather information, including conducting surveys, inquiries, tests and measurements and taking photographs and video records; and

(iv)	do all other things reasonably necessary to carry out the inspection;

(b)	take all reasonable steps to facilitate an inspection, including:

(i)	directing its employees, agents, tenants or other occupiers to permit an inspector to conduct an inspection; and

(ii)	being available, or requiring its employees, agents, tenants or other occupiers to be available, at all reasonable times during an inspection to facilitate access onto and across the Land;

5.
the requirement that the Purchaser, and the individuals who control the Purchaser, must remain not unsuitable to own or control the Assets in accordance with section 18A(1) of the Overseas Investment Act 2005;

6.	the requirement for the Purchaser to notify the OIO in writing if any of the following events happen:

1 “Land” means the interests in sensitive land (for the purposes of the Overseas Investment Act 2005) that the Purchaser will acquire as a result of acquiring all the shares in the Company.  The relevant land interests would be included in the Purchaser’s OIO application.

(a)	the Purchaser becomes aware that it and/or any individual who controls the Purchaser establishes any of the investor test factors listed in section 18A(4) of the Overseas Investment Act 2005;

(b)	the Purchaser ceases to be an overseas person or disposes of all or any part of the Assets; or

(c)	the Purchaser’s New Zealand service address that was provided with the application changes;

7.
the requirement that the Purchaser must, if it fails to comply with any special conditions of the consent, dispose of the Land if required to by the OIO in writing, including take specific actions relating to the disposal of that Land in regards to valuation, marketing and selling the Land to a third party who is not the Purchaser’s associate and within timeframes specified by the OIO;

8.	the requirement for the Purchaser to lodge annual reports with the OIO in respect of the investment plan submitted as part of its application; and

9.	the requirement that the information provided by the consent holder to the OIO in connection with the application for the consent was true and correct at the time it was provided.

SCHEDULE 7

LOCKED BOX ACCOUNTS

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

SCHEDULE 8

SATISFACTION OF SHAREHOLDER APPROVAL CONDITION

1.	DEFINITIONS

1.1	Definitions: In this Schedule 8, capitalised terms used but not defined elsewhere in this Agreement have the following meanings (unless the context indicates otherwise):

Adverse Recommendation Action means:

(a)	a failure to make the recommendation and/or failure to give the undertaking referred to in clause 3.1 of this Schedule 8; or

(b)
a public or private communication (other than to another Trilogy Director or to a Trilogy Officer) that signifies an adverse change, adverse qualification or withdrawal of recommendation or undertaking or the making of any public or private statement (other than to another Trilogy Director or to a Trilogy Officer) inconsistent with that recommendation or that undertaking; or

(c)	a public or private recommendation or endorsement (other than to another Trilogy Director) of a Competing Proposal,

in each case, regardless of whether or not there is a Superior Proposal.

Associate has the meaning given to that term in section 12 of the Financial Markets Conduct Act 2013;

Competing Proposal means any expression of interest, proposal, offer, transaction, agreement or arrangement under which, if the expression of interest, proposal, offer, transaction, agreement or arrangement is entered into or completed substantially in accordance with its terms:

(a)	a Third Party will (either alone or together with any Associate), directly or indirectly (including as a result of a change of control of TIP Inc):

(i)
acquire or obtain a right to acquire a legal, beneficial, economic or voting interest in (including by way of equity swap, contract for difference or similar transaction or arrangement) one or more of the ordinary shares in the Company owned by TINZ, provided that this will exclude a beneficial or economic interest in the Company obtained indirectly by an acquisition of less than 20% of the ordinary shares in TIP Inc;

(ii)	acquire, obtain a right to acquire, or otherwise obtain a legal, beneficial or economic interest in all or a substantial part of the assets or business of the Group (taken as a whole);

(iii)	be stapled to, or merge with, the Company or any other material operating Group Company; or

(b)
the Vendors would be required to abandon or otherwise fail to proceed with the Transaction, or otherwise having the result that the Transaction is not reasonably able to be implemented, by whatever means, whether by way of an acquisition, take-over bid, capital reduction, buy back, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, any debt for equity arrangement or other transaction or arrangement.

Exclusivity Period means the period from and including the date of this Agreement to the earlier of:

(a)	the termination of this Agreement in accordance with its terms; and

(b)	the date on which the Trilogy Shareholder Approval Condition is satisfied or waived in accordance with clause 4.7 of this Agreement.

Fairness Opinion means the fairness opinion prepared by Grant Samuel and Associates in relation to the Transaction, as amended or updated from time-to-time;

Notice of Meeting means the notice of meeting to be issued by TIP Inc (including any explanatory memorandum and proxy form) to be prepared in accordance with all applicable laws and stock exchange rules in connection with the approval by TIP Inc’s shareholders of the Transaction and satisfaction of the Trilogy Shareholder Approval Condition;

Purchaser Group means the Purchaser and each of its Related Companies and a reference to a member of the Purchaser Group is a reference to the Purchaser or any such Related Company;

Representative means, in relation to a party:

(a)	a Related Company of that party; or

(b)	an adviser, director, officer, employee, agent or other representative of that party or of a Related Company of that party;

Superior Proposal means a genuine bona fide written Competing Proposal received by any member of the Trilogy Group (and not received as a result of a breach by TINZ of its obligations under clause 4.1 of this Schedule 8) that the Trilogy Board determines, acting in good faith and in order to satisfy what the Trilogy Board considers to be the statutory or fiduciary duties of the directors on that board, and after having obtained written advice from the Trilogy Group’s external legal and external financial advisers:

(c)	is reasonably capable of being valued and reasonably capable of being completed in accordance with its terms; and

(d)	would, if completed substantially in accordance with its terms, result in a transaction that is more favourable to TIP Inc’s shareholders than the Transaction,

taking into account all aspects (including all of the terms and conditions) of the Competing Proposal (including any requirement for all or part of the acquisition consideration payable to a member of the Trilogy Group being other than cash, and, if so, the respective nature, attributes and liquidity of such non-cash consideration and the risks associated with such non-cash consideration; the identity, reputation and financial condition and funding of the person making such Competing Proposal as compared to the Purchaser; and their respective shareholder and statutory approval requirements);

Third Party means a person other than any member of the Purchaser Group;

TINZ Break Fee means where the TINZ Break Fee is payable under clause 6.1(b)(ii) of this Schedule 8, $15 million, and, in all other circumstances under clause 6.1, an amount equal to 2.5% of the Equity Value;

TIP Inc means Trilogy International Partners Inc.;

Trilogy Board means the board of directors of TIP Inc; and

Trilogy Group means TIP Inc and each of its Subsidiaries and a reference to a member of the Trilogy Group means a reference to TIP Inc or any such Subsidiary.

2.	TRILOGY SHAREHOLDER MEETING

2.1	Notice of Meeting: TINZ will procure that TIP Inc will:

(a)	promptly prepare the Notice of Meeting so that it contains:

(i)	all information required by applicable laws and any relevant stock exchange rules; and

(ii)	a statement by the Trilogy Directors reflecting the recommendation and undertaking referred to in clause 3.1 of this Schedule 8;

(b)	promptly provide the Purchaser with a copy of the Fairness Opinion (and any updates to it) on a non-reliance basis;

(c)
provide the Purchaser with a final draft of the Notice of Meeting in a timely manner and so that the Purchaser has a reasonable opportunity to review and comment on that draft, and TINZ will consider and take into account in good faith all of the reasonable comments of the Purchaser when preparing the final Notice of Meeting;

(d)	as soon as practicable and in any event on or before 28 February 2022, send the Notice of Meeting to its shareholders; and

(e)	advise the Purchaser if any member of the Trilogy Group becomes aware of any information that may cause the Notice of Meeting to be supplemented, corrected or replaced.

2.2	Shareholder Engagement: Following the Notice of Meeting being sent to its shareholders, TINZ will procure that TIP Inc will:

(a)
provide the Purchaser with a periodic report detailing proxies received in respect of the TIP Inc shareholder meeting at which TIP Inc shareholder approval will be sought for the Transaction (TIP Inc Shareholder Approval) to satisfy the Trilogy Shareholder Approval Condition;

(b)
if requested, provide reasonable cooperation with the Purchaser on proxy solicitation and shareholder engagement. Such cooperation may include the furnishing, to the extent permitted by law of contact details for shareholders.  The Purchaser will not, and will procure that no person acting on its behalf will, make any unsolicited communication with any TIP Inc shareholders without providing a copy of the communication to TINZ.  The Purchaser will be responsible for compliance with all applicable proxy solicitation and communication restrictions applicable to such communications made by it or on its behalf;

(c)	promptly report to the Purchaser any evidence of any opposition to the Transaction and the associated shareholder vote from the TIP Inc shareholders; and

(d)	encourage TIP Inc shareholders to exercise their rights to vote in favour of the Transaction at the TIP Inc shareholder meeting, other than following the receipt by TIP Inc of a Superior Proposal.

3.	RECOMMENDATION AND VOTING INTENTIONS

3.1	Recommendation and Voting:

(a)	TINZ will use its best endeavours to procure that each member of the Trilogy Board:

(i)	supports a recommendation by the Trilogy Board that TIP Inc shareholders vote in favour of the Transaction; and

(ii)	undertakes to vote, or procure the voting of, all of the shares in TIP Inc held or controlled by him or her in favour of the Transaction,

 in each case other than following the receipt by TIP Inc of a Superior Proposal.

(b)
TINZ represents and warrants that, as at the date of this Agreement, each member of the Trilogy Board has confirmed in writing that he or she will act in accordance with clause 3.1(a) of this Schedule 8.

3.2	Change to Recommendation or Voting Intentions:

(a)
TINZ must use its best endeavours to ensure that no Trilogy Director publicly announces or (other than to another Trilogy Director or to a Trilogy Officer) privately communicates, a change, adverse qualification, withdrawal or adverse modification of the recommendation or undertaking referred to in clause 3.1 of this Schedule 8 or makes any public or (other than to another Trilogy Director or to a Trilogy Officer) any private statement inconsistent with that recommendation or that undertaking, in each case other than following TIP Inc receiving a Competing Proposal that the Trilogy Board determines, after all of the Purchaser’s rights under clause 4 of this Schedule 8 have been exhausted, is a Superior Proposal.

(b)
If any member of the Trilogy Group becomes aware that a Trilogy Director is likely to announce a public change, private communication (other than to another Trilogy Director or to a Trilogy Officer), adverse qualification, withdrawal or adverse modification of his or her recommendation or undertaking referred to in clause 3.1 of this Schedule 8, or to publicly or privately (other than to another Trilogy Director or to a Trilogy Officer) make any statement inconsistent with that recommendation or undertaking, TINZ must:

(i)	give written notice to the Purchaser of such event and any public statement that TIP Inc intends to make if such event occurs; and

(ii)	consult in good faith with the Purchaser in respect of the relevant event, before publication of such public statement, to the extent permitted by law.

4.	EXCLUSIVITY

4.1	Exclusivity:

(a)
No current discussions:  TINZ represents and warrants that, as at the time of execution of this Agreement, no member of the Trilogy Group or any of its Representatives are in any negotiations or discussions, or party to any agreement or arrangement, in connection with, or that could reasonably be expected to lead to, any Competing Proposal.

(b)	No-shop and no talk: During the Exclusivity Period, TINZ must not, and must ensure that each of its Representatives (including TIP Inc), does not, directly or indirectly:

(i)
No shop:  solicit, invite, encourage or initiate (including by the provision of non-public information to any Third Party) any Competing Proposal, or any enquiries, proposal, negotiations or discussions with any Third Party in relation to, or that may reasonably be expected to encourage or lead to, any Competing Proposal; and

(ii)	No talk or due diligence access: subject to sub-clause (c):

(A)
enter into, continue or participate in negotiations or discussions with, or negotiate or enter into any agreement, arrangement or understanding with, any Third Party in relation to, or that may reasonably be expected to encourage or lead to, any Competing Proposal, or offer or agree to do any of those things; or

(B)
disclose or otherwise make available to any Third Party, or permit any Third Party to receive, any non-public information relating to any Group Company in connection with, or which may reasonably be expected to encourage or lead to, such Third Party formulating, developing or finalising, or assisting in the formulation, development or finalisation of, any Competing Proposal.

(c)
Limitation to no-talk and no-due diligence: Clause 4.1(b) of this Schedule 8 does not prevent TINZ or any of its Representatives from taking or omitting to take any action in relation to a genuine bona fide Competing Proposal (which was not solicited, invited, encouraged or initiated in breach of clause 4.1(b)), provided that:

(i)
the Trilogy Board has first determined, in good faith, and in what the Trilogy Board considers to be in the interests of TIP Inc and its shareholders, and after receiving written advice from its external financial and external legal advisers, that:

(A)	such genuine bona fide Competing Proposal is, or could reasonably be expected to become, a Superior Proposal; and

(B)	failing to respond to such a genuine bona fide Competing Proposal would, or would be reasonably likely to, constitute a breach of any of the fiduciary or statutory duties of the directors of TIP Inc;

(ii)
TINZ immediately notifies the Purchaser of each action or inaction by it or any of its Representatives in reliance on this sub-clause (4.1(c)) and has complied with its obligations under sub-clause 4.1(d) in respect of the Competing Proposal; and

(iii)
in respect of an action to which clause 4.1(b)(ii)(B) applies, before information is disclosed or otherwise provided or made available to the Third Party, the Third Party has entered into a confidentiality agreement with a member of the Trilogy Group or a Group Company (as appropriate), provided that if any information is to be provided in respect of any Group Company that Group Company will have the benefit of, and right to enforce, the confidentiality agreement in respect of information provided in respect of it.

(d)	Notification by TINZ:

(i)
During the Exclusivity Period, TINZ must as soon as reasonably practicable, but in any event no later than within one Business Day after the relevant event occurring, notify the Purchaser in writing if it or any of its Representatives (including TIP Inc) becomes aware of any:

(A)	receipt of any Competing Proposal;

(B)	approach or attempt to initiate any negotiations or discussions in relation to, or that may reasonably be expected to lead to, any Competing Proposal;

(C)	provision by TINZ or any of its Representatives of, any non-public information relating to the Group to any Third Party in relation to any Competing Proposal; or

(D)	any breach of this clause 4.1,

whether direct or indirect, solicited or unsolicited, and in writing or otherwise. For the avoidance of doubt, any of the acts described in sub-paragraphs (A) to (C) may only be taken by TINZ or any of its Representatives if not prohibited by clause 4.1(b).

(ii)	A notification given under clause 4.1(d)(i)(A) must include (to the extent known by any member of the Trilogy Group):

(A)	all the material terms and conditions of the Competing Proposal; and

(B)
the identity of the Third Party making or proposing the Competing Proposal, unless the Trilogy Board has first determined, in good faith, and in what the Trilogy Board considers to be in the interests of TIP Inc and its shareholders, and after receiving written advice from its external legal advisers, that providing such identity would, or would be reasonably likely to, constitute a breach of any of the Trilogy Board’s fiduciary or statutory duties.

(iii)	During the Exclusivity Period, TINZ must as soon as reasonably practicable (and, in any event, within two Business Days of the relevant disclosure) provide the Purchaser with:

(A)	in the case of written materials, a copy of; and

(B)	in any other case, a written statement of,

any material non-public information about the business or affairs of the Group disclosed or otherwise provided by TINZ or any of its Representatives to any Third Party in connection with any Competing Proposal that has not previously been provided to the Purchaser.

(e)	Matching right:

(i)	Without limiting clause 4.1(b) or (c) of this Schedule 8, during the Exclusivity Period, TINZ:

(A)
must not, and must procure that each of its Representatives (including TIP Inc) do not, enter into any legally binding agreement, arrangement or understanding pursuant to which TINZ or any Representative of TINZ (including TIP Inc) proposes to undertake or give effect to a Competing Proposal.  For the avoidance of doubt, compliance by TIP Inc with its obligations to register or recognise any lawful transfer of TIP Inc securities shall not constitute giving effect to a Competing Proposal for the purposes of this Schedule 8; and

(B)
must ensure that none of the Trilogy Directors publicly announces or privately communicates (other than to another Trilogy Director or to a Trilogy Officer) a change, adverse qualification, withdrawal or adverse modification of the recommendation or undertaking referred to in clause 3.1 of this Schedule 8 or makes any public or private statement (other than to another Trilogy Director or to a Trilogy Officer) inconsistent with that recommendation or that undertaking, unless:

(C)	the Trilogy Board determines that the Competing Proposal constitutes a Superior Proposal;

(D)	TINZ has provided Purchaser with a notice stating that it is given for the purposes of this clause 4.1(e) of this Schedule 8 and setting out:

(1)
all the material terms and conditions of the Competing Proposal (including, but not limited to, price, form of consideration, value of any non-cash component of the consideration, proposed deal protection provisions, any break or reimbursement fee, proposed timing and any conditions precedent); and

(2)	the identity of the Third Party making the Competing Proposal;

(E)
TINZ has given the Purchaser at least five Business Days after the date of the provision of the notice referred to in clause 4.1(e)(i)(D) of this Schedule 8 to announce or provide to TINZ and Trilogy a counter proposal to the Competing Proposal (Purchaser Counterproposal); and

(F)	either:

(1)	the Purchaser has not announced or provided to TINZ and Trilogy a Purchaser Counterproposal by the expiry of the five Business Day period in clause 4.1(e)(i)(E) of this Schedule 8; or

(2)
the Purchaser has announced or provided to TINZ and Trilogy a Purchaser Counterproposal by the expiry of the five Business Day period in clause 4.1(e)(i)(E) of this Schedule 8 that the Trilogy Board, acting reasonably and in good faith, determines would not provide a matching or superior outcome for Trilogy Shareholders as a whole compared with the Competing Proposal, taking into account all of the terms and conditions of the Purchaser Counterproposal.

(ii)
If the Purchaser announces or provides to TINZ and Trilogy a Purchaser Counterproposal by the expiry of the five Business Day period in clause 4.1(e)(i)(E) of this Schedule 8, TINZ must procure that the Trilogy Board considers the Purchaser Counterproposal and if the Trilogy Board, acting reasonably and in good faith, determines that the Purchaser Counterproposal would provide a matching or superior outcome for Trilogy Shareholders as a whole compared with the Competing Proposal, taking into account all of the terms and conditions of the Purchaser Counterproposal, then TINZ and the Purchaser must use their best endeavours to agree the amendments to this agreement that are reasonably necessary to reflect the Purchaser Counterproposal and to implement the Purchaser Counterproposal, in each case as soon as reasonably practicable, and TINZ must use its best endeavours to procure that each Trilogy director continues to recommend the Transaction (as modified by the Purchaser Counterproposal) to Trilogy Shareholders.

(iii)	For the purposes of this clause 4.1(e) of this Schedule 8:

(A)	each successive material variation or amendment to a Competing Proposal will constitute a new Competing Proposal; and

(B)	for the avoidance of doubt, the process set out in this clause 4.1(e) of this Schedule 8 must again be followed in respect of any such new Competing Proposal.

5.	TERMINATION

5.1	Superior Proposal: Without prejudice to the Purchaser’s ability to claim any TINZ Break Fee payable under clause 6 of this Schedule 8:

(a)
TINZ may terminate this Agreement by written notice to the Purchaser (and to Tesbrit) if TINZ or any of its Representatives receives a Competing Proposal at any time prior to Trilogy Shareholder Approval Condition Date and the Trilogy Board determines, after having complied fully with this Schedule 8 and after all of the Purchaser’s rights under clause 4 of this Schedule 8 have been exhausted, that the Competing Proposal constitutes a Superior Proposal.

(b)	The Purchaser may terminate this Agreement by notice in writing to the other parties if any Trilogy Director takes an Adverse Recommendation Action.

6.	BREAK FEE

6.1	TINZ Break Fee:

(a)	Background: This clause 6.1 has been agreed to in circumstances where:

(i)
TINZ believes the completion of the Transaction will provide significant benefits to it, the Trilogy Group and TIP Inc’s shareholders, and acknowledges that, if the Purchaser enters into this Agreement and the Transaction is subsequently not completed, the Purchaser will have incurred significant costs, including significant opportunity costs;

(ii)	the Purchaser requested provision be made for the relevant payment outlined in this clause 6.1 without which it would not have entered into this Agreement;

(iii)	the Trilogy Board believes that it is appropriate to agree to the payment referred to in this clause 6.1 to secure the Purchaser’s entry into this Agreement; and

(iv)	TINZ has received separate legal advice in relation to this Agreement and the operation of this clause 6.1.

The parties acknowledge and agree that the costs actually incurred by the Purchaser as referred to in sub-clause 6.1(a)(i) will be of such nature that they cannot be accurately ascertained, but that the TINZ Break Fee is a genuine and reasonable pre-estimate of the minimum cost and loss that would actually be suffered by the Purchaser.

(b)
Payment of TINZ Break Fee:  Subject to clause 6.3 of this Schedule 8, provided the Purchaser is in compliance with all of its material obligations under this Agreement, and no other Condition has become incapable of satisfaction such that this Agreement is otherwise terminable by any party, TINZ must pay the Purchaser the TINZ Break Fee if:

(i)
a Trilogy Director has taken an Adverse Recommendation Action and (A) this Agreement is terminated under clause 4.9 of this Agreement as a result of the Trilogy Shareholder Approval Condition not being satisfied on or before the Shareholder Approval Condition Date; or (B) the Notice of Meeting is not sent to TIP Inc shareholders on or before 28 February 2022, (in each case, regardless of whether or not a Superior Proposal exists);

(ii)
no Trilogy Director has taken an Adverse Recommendation Action but this Agreement is terminated under clause 4.9 of this Agreement as a result of the Trilogy Shareholder Approval Condition not being satisfied on or before the Shareholder Approval Condition Date (regardless of whether or not a Superior Proposal exists), and no transaction which constitutes a Competing Proposal under paragraph (a) of the definition of that term is completed within 12 months after the date this Agreement is terminated;

(iii)
no Trilogy Director has taken an Adverse Recommendation Action but this Agreement is terminated under clause 4.9 of this Agreement as a result of the Trilogy Shareholder Approval Condition not being satisfied on or before the Shareholder Approval Condition Date (regardless of whether or not a Superior Proposal exists), and a transaction which constitutes a Competing Proposal under paragraph (a) of the definition of that term is completed and closed within 12 months after the date this Agreement is terminated; or

(iv)	this Agreement is terminated under clause 5 of this Schedule 8.

(c)	TINZ can only ever be liable to pay the TINZ Break Fee once.

(d)
Timing of payment:  If the TINZ Break Fee is payable under this clause 6.1, and this Agreement is terminated, TINZ must pay the TINZ Break Fee within 20 Business Days of receipt of a demand for payment from the Purchaser, provided that in the circumstance described in clause 6.1(b)(iii) of this Schedule 8, the TINZ Break Fee payable under clause 6.1(b)(ii) of this Schedule 8 shall be payable in the manner as provided in this paragraph (d), and as to the balance to equate to 2.5% of Equity Value, within 20 Business Days following completion under the Competing Proposal as described in clause 6.1(b)(iii) of this Schedule 8. For the avoidance of doubt, the TINZ Break Fee payable under clause 6.1(b)(ii) of this Schedule 8 shall be become payable with effect from the date this Agreement is terminated under clause 4.9 of this Agreement as a result of the Trilogy Shareholder Approval Condition not being satisfied on or before the Shareholder Approval Condition Date.

(e)
Nature of payment:  The amount payable by TINZ to the Purchaser under clause 6.1(b) of this Schedule 8 is an amount to compensate the Purchaser for the following costs and expenses incurred by the Purchaser:

(i)	advisory costs (including costs of advisers other than success fees);

(ii)	costs of management and directors’ time; and

(iii)	out-of-pocket expenses.

6.2	Compliance with Law:

(a)	This Schedule 8 imposes obligations on TINZ only to the extent that the performance of all or part of those obligations:

(i)
does not contravene or result in a contravention of the by-laws of TIP Inc or the obligations of TIP Inc under the applicable listing rules of the Toronto Stock Exchange or applicable Canadian securities laws; and

(ii)
is not determined to be unlawful by a court (including by virtue of it being a breach of the Trilogy Board’s fiduciary or statutory duties), subject to all proper avenues of appeal and review, judicial and otherwise, having been exhausted.

(b)
The parties must not make, or cause or permit to be made, any application to a court for or in relation to a declaration or determination of a kind referred to in sub-clause 6.2(a) and, in the event that any such application is made by a Third Party, must take all reasonable steps (including by making submissions against the declaration or determination) to ensure that any such determination is not made or applies to the minimum extent possible.

6.3	Limitation of Liability: Notwithstanding any other provision of this Agreement, but subject to clause 15.1 and 15.10 of this Agreement, the Purchaser agrees that:

(a)
the maximum aggregate liability of TINZ and its Representatives to the Purchaser under or in connection with this Schedule 8 (including in respect of any breach of this Schedule 8) will be the amount of the TINZ Break Fee, provided that if the Break Fee is paid, the Purchaser may not make another Claim against TINZ in respect of, or seek to recover more than once, any Loss of the type referred to in clauses 6.1(a)(i) and 6.1(e);

(b)
a payment by TINZ of the TINZ Break Fee represents the sole and absolute liability of TINZ and its Representatives to the Purchaser under or in connection with this Schedule 8, and no further damages, fees, expenses or reimbursements of any kind will be payable by TINZ or any of its Representatives to the Purchaser in connection with this Schedule 8 (and the Purchaser waives and releases all rights and claims (and agrees that no claim will be made) in respect of any such damages, fees, expenses or reimbursements of any kind).

The undertakings contained in this clause 6.3 are given for the benefit of each TINZ’s Representatives and are intended to be enforceable against the Purchaser by each Representative of TINZ in accordance with and for the purposes of the Privity Provisions.

Attachment A – Form of Authorisation Letters

As attached

[Letterhead of Vendors]
Vendor Authorization Letter
PUBLIC SIDE

[DATE]2

Voyage Digital (NZ) Limited (the “Company”)
Address: Simpson Grierson
Level 27, 88 Shortland Street
Auckland
Attention: Simon Vannini
Email: simon.vannini@simpsongrierson.com

Ladies and Gentlemen:

We refer to the proposed NZD $1,350 million First Lien Term Loan Facility and NZD $100 million Revolving Credit Facility (collectively, the “Facilities”) being arranged by Morgan Stanley Senior Funding, Inc., Natixis, Hong Kong Branch, UBS AG, Australia Branch and UBS Securities LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG, Sydney Branch and Deutsche Bank Securities Inc., and  ING Bank N.V., Singapore Branch (collectively, the “Lead Arrangers”), the proceeds of which are to be used by the Company to purchase shares in Two Degrees Group Limited (the “Target”) from Trilogy International New Zealand LLC, a Delaware limited liability company having its principal place of business at 155 108th Avenue, NE, Suite 400, Bellevue WA 98004, Washington, United States of America (“TINZ”), and TESBRIT B.V., a company organised and existing under the laws of The Netherlands, having its principal place of business at Krijn Taconiskade 430, Amsterdam, 1087 HW, The Netherlands (“Tesbrit” and, together with TINZ, collectively, the “Vendors”), and the Confidential Information Memorandum attached hereto as Annex A (including the private-side supplement (the “Private-Side Supplement”)), which has been reviewed and approved by us (only with respect to information relating to the Target and its subsidiaries and their respective businesses, property and other assets, including their financial statements and other financial information, the “Vendor Confidential Information”) and which will be provided only to potential lenders whose representatives are willing to receive material, non-public information for purposes of United States federal and state, Australian, New Zealand and Canadian securities laws, the “Confidential Information Memorandum”).  We have reviewed or participated in preparing the Private-Side Supplement and the Vendor Confidential Information contained therein.

The Vendors have reviewed the Vendor Confidential Information contained in the Confidential Information Memorandum and represent and warrant, as of the date hereof, that the Vendor Confidential Information contained in the Confidential Information Memorandum (other than any management projections or forward-looking statements) does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not materially misleading. Any management projections or forward-looking statements included in the Vendor Confidential Information in the Confidential Information Memorandum are based on assumptions and estimates developed by management of the Vendors in good faith and management believes such assumption and estimates to be reasonable as of the date of the Confidential Information Memorandum.  Whether or not such projections or forward looking statements are in fact achieved will depend upon future events some of which are not within the control of the Vendors.  Accordingly, actual results may vary from the projections and such variations may be material.  The projections included in the Vendor Confidential Information in the Confidential Information Memorandum should not be regarded as a representation by the Vendors or their management that the projected results will be achieved.

2          To be dated, executed and delivered by the Vendors to the Purchaser on the date that the Purchaser executes and delivers to the Lead Arrangers its Authorization Letter in respect to the Confidential Information Memorandum.

The Vendors represent and warrant, as of the date hereof, that the Vendor Confidential Information contained in the Confidential Information Memorandum, excluding the Private-Side Supplement, is either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Vendors, or any of their respective direct or indirect equityholders (including any publicly listed equityholder), or any of their respective securities (including with respect to any debt securities of any such equityholder), in each case, for purposes of United States federal and state, Australian, New Zealand and Canadian securities laws.

We request that you distribute the Confidential Information Memorandum to the Lead Arrangers and that the Lead Arrangers (or you) distribute such Confidential Information Memorandum to such  (or you) financial institutions and other prospective lenders as the Lead Arrangers may deem appropriate to include in the Facilities; we further acknowledge and agree that you are expressly relying on this Vendor Authorization Letter, and the accuracy and completeness of the representations and warranties herein, in respect to the distribution of the Confidential Information Memorandum to the Lead Arrangers (and for such further distribution to such financial institutions and other prospective lenders) and your execution and delivery of any authorization letter in connection therewith. We agree that you and the Lead Arrangers are authorized to rely on, the undertakings, acknowledgments and agreements contained in the Notice to and Undertaking by Workspace Users accompanying the Confidential Information Memorandum or otherwise acknowledged by recipients in connection with the Confidential Information Memorandum.

Yours sincerely,

SIGNED on behalf of TRILOGY INTERNATIONAL NEW ZEALAND LLC by:

Signature of director/authorised signatory	Signature of director/authorised signatory

Name of director/authorised signatory	Name of director/authorised signatory

SIGNED on behalf of TESBRIT B.V. by:

Signature of director/authorised signatory	Signature of director/authorised signatory

Name of director/authorised signatory	Name of director/authorised signatory

Annex A

to Vendor Authorization Letter

CONFIDENTIAL INFORMATION MEMORANDUM
[to be attached]

[Letterhead of Vendors]
Vendor Authorization Letter
PRIVATE SIDE

[DATE]3

Voyage Digital (NZ) Limited (the “Company”)
Address: Simpson Grierson
Level 27, 88 Shortland Street
Auckland
Attention: Simon Vannini
Email: simon.vannini@simpsongrierson.com

Ladies and Gentlemen:

We refer to the proposed NZD $1,350 million First Lien Term Loan Facility and NZD $100 million Revolving Credit Facility (collectively, the “Facilities”) being arranged by Morgan Stanley Senior Funding, Inc., Natixis, Hong Kong Branch, UBS AG, Australia Branch and UBS Securities LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG, Sydney Branch and Deutsche Bank Securities Inc., and  ING Bank N.V., Singapore Branch (collectively, the “Lead Arrangers”), the proceeds of which are to be used by the Company to purchase shares in Two Degrees Group Limited (the “Target”) from Trilogy International New Zealand LLC, a Delaware limited liability company having its principal place of business at 155 108th Avenue, NE, Suite 400, Bellevue WA 98004, Washington, United States of America (“TINZ”), and TESBRIT B.V., a company organised and existing under the laws of The Netherlands, having its principal place of business at Krijn Taconiskade 430, Amsterdam, 1087 HW, The Netherlands (“Tesbrit” and, together with TINZ, collectively, the “Vendors”), and the Confidential Information Memorandum attached hereto as Annex A (including the private-side supplement (the “Private-Side Supplement”)), which has been reviewed and approved by us (only with respect to information relating to the Target and its subsidiaries and their respective businesses, property and other assets, including their financial statements and other financial information, the “Vendor Confidential Information”) and which will be provided only to potential lenders whose representatives are willing to receive material, non-public information for purposes of United States federal and state, Australian, New Zealand and Canadian securities laws the “Confidential Information Memorandum”).  We have reviewed or participated in preparing the Private-Side Supplement and the Vendor Confidential Information contained therein.

The Vendors have reviewed the Vendor Confidential Information contained in the Private-Side Supplement and represent and warrant, as of the date hereof, that the Vendor Confidential Information contained in the Private-Side Supplement (other than any management projections or forward-looking statements) does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not materially misleading. Any management projections or forward-looking statements included in the Vendor Confidential Information in the Private-Side Supplement are based on assumptions and estimates developed by management of the Vendors in good faith and management believes such assumption and estimates to be reasonable as of the date of the Private-Side Supplement.  Whether or not such projections or forward looking statements are in fact achieved will depend upon future events some of which are not within the control of the Vendors.  Accordingly, actual results may vary from the projections and such variations may be material.  The projections included in the Vendor Confidential Information in the Private-Side Supplement should not be regarded as a representation by the Vendors or their management that the projected results will be achieved.

3          To be dated, executed and delivered by the Vendors to the Purchaser on the date that the Purchaser executes and delivers to the Lead Arrangers its Authorization Letter in respect to the Confidential Information Memorandum.

We request that you distribute the Private-Side Supplement to the Lead Arrangers and that the Lead Arrangers (or you) distribute the Private-Side Supplement to such financial institutions and other prospective lenders as the Lead Arrangers (or you) may deem appropriate whose representatives are willing to receive material, non-public information for purposes of United States federal and state, Australian, New Zealand and Canadian securities laws; we further acknowledge and agree that you are expressly relying on this Vendor Authorization Letter, and the accuracy and completeness of the representations and warranties herein, in respect to the distribution of the Private-Side Supplement to the Lead Arrangers (and for such further distribution to such financial institutions and other prospective lenders) and your execution and delivery of any authorization letter in connection therewith. We agree that you and the Lead Arrangers are authorized to rely on, the undertakings, acknowledgments and agreements contained in the Notice to and Undertaking by Workspace Users accompanying the Confidential Information Memorandum or otherwise acknowledged by recipients in connection with the Confidential Information Memorandum.

Yours sincerely,

SIGNED on behalf of TRILOGY INTERNATIONAL NEW ZEALAND LLC by:

Signature of director/authorised signatory	Signature of director/authorised signatory

Name of director/authorised signatory	Name of director/authorised signatory

SIGNED on behalf of TESBRIT B.V. by:

Signature of director/authorised signatory	Signature of director/authorised signatory

Name of director/authorised signatory	Name of director/authorised signatory

Annex A

to Vendor Authorization Letter

CONFIDENTIAL INFORMATION MEMORANDUM

 [to be attached]